2005 – 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing December 14, 2004 through January 27, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics
(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises copy of the Report on the performance of the Philips Group, copy of the Annual Review 2004 of the Philips Group as well as copies of the press releases entitled:

–	“Philips and TPV Technology to create world’s leading display partnership”, dated December 16, 2004;

–	“Philips closes seven-year US$2.5 billion revolving credit facility”, dated December 16, 2004;

–	“Mr. Pierre-Jean Sivignon set to join Philips’ Board of Management as new CFO”, dated January 24, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th day of January 2005.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Report on the performance of the Philips Group

Q4 Quarterly report January 27, 2005

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings) in particular the outlook paragraph in this report. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measures and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

–	all amounts in millions of euros unless otherwise stated

–	the data included in this report are unaudited

–	financial reporting according to US GAAP

Philips reports full-year net income of EUR 2,836 million.

Fourth-quarter net income of EUR 498 million.

The fourth quarter of 2004 Philips recorded net income of EUR 498 million (EUR 0.39 per share), compared with net income of EUR 598 million (EUR 0.46 per share) in the same period of 2003.

Sales amounted to EUR 9,179 million, an increase of 2% over the same period of 2003. The weaker US dollar and dollar-related currencies had a downward effect of 4%. Comparable sales increased by 6%.

Income from operations was a profit of EUR 14 million, including a non-cash impairment charge of EUR 576 million related to MedQuist and a charge of EUR 133 million (net of recoveries from insurance) related to the settlement of litigation with Volumetrics Inc. In Q4 2003, income from operations was a profit of EUR 608 million, which included a non-cash goodwill-impairment charge of EUR 139 million.

Financial income and expenses resulted in income of EUR 417 million, which included gains totaling EUR 440 million on the sale of the remaining stakes in ASML and Vivendi Universal, and EUR 46 million interest income related to a final agreement on prior-years tax settlements. In Q4 2003, financial income and expenses resulted in an expense of EUR 58 million.

Unconsolidated companies contributed EUR 198 million to net income, including a gain of EUR 151 million related to the sale of shares in Atos Origin. In Q4 2003, results from unconsolidated companies amounted to EUR 183 million, which included a gain of EUR 695 million on the sale of TSMC shares and restructuring and impairment charges of EUR 804 million for LG.Philips Displays.

Cash flow from operating activities was EUR 1,939 million. In Q4 2003, cash flow from operating activities totaled EUR 1,673 million. Inventories as a percentage of sales was a new record-low of 10.7%.

For the full year, Medical Systems surpassed its 14% target by achieving an EBITA of 14.4% (adjusted for the Volumetrics settlement). 14.4% is comparable to income from operations of 12.8% of sales excluding impairment charges for MedQuist.

Gerard Kleisterlee,
Philips’ President and CEO:

“2004 was a year of major progress for Philips. Driven by our focus on operational performance and cost management, our financial results showed considerable improvement, delivering a return well in excess of our cost of capital. With the consistent execution of our management agenda for 2004, we also took an important step forward in implementing our strategy to transform Philips into a truly market-driven healthcare, lifestyle and technology company. And with the introduction of our new brand promise ‘Sense and simplicity’ we are creating a unique, differentiated positioning that will further enhance our value proposition to our customers.”

Philips Group

Net income

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	9,017	9,179
Income from operations	608	14
as a % of sales	6.7	0.2
Financial income and expenses	(58)	417
Income taxes	(98)	(128)
Results unconsolidated companies	183	198
Minority interests	(39)	(3)
Cumulative effect of change in accounting principle	2	0

Net income	598	498
Per common share — basic	0.46	0.39

Sales by sector

in millions of euros unless otherwise stated

				% change
	Q4	Q4		compa-
	2003	2004	nominal	rable
Medical Systems	1,802	1,790	(1)	4
DAP	751	745	(1)	2
CE	3,057	3,340	9	11
Lighting	1,243	1,265	2	6
Semiconductors	1,496	1,354	(9)	(7)
Other Activities	668	685	3	19

Philips Group	9,017	9,179	2	6

Sales per region

in millions of euros unless otherwise stated

				% change
	Q4	Q4		compa-
	2003	2004	nominal	rable
Europe/Africa	4,163	4,348	4	5
North America	2,251	2,136	(5)	2
Latin America	399	478	20	28
Asia Pacific	2,204	2,217	1	6

Philips Group	9,017	9,179	2	6

Highlights in the quarter

Net income

•	Net income totaled EUR 498 million (EUR 0.39 per share), compared with EUR 598 million (EUR 0.46 per share) in the same period of 2003.

Group sales

Q4 2004 comprised 14 weeks, compared to 13 weeks in Q4 2003.

•	Nominal sales for the Group were 2% higher than in Q4 2003. Adjusted for the 4% downward effect of the weaker US dollar and dollar-related currencies, comparable sales rose 6%.

•	Comparable sales at Medical Systems increased by 4%, driven by Computed Tomography, X-Ray, Cardiac & Monitoring Systems and Customer Services. The 2% comparable growth at Domestic Appliances and Personal Care (DAP) was mainly attributable to Food & Beverage and Shaving & Beauty. Sales at Consumer Electronics were 11% above the level of Q4 2003, supported by all businesses (especially Licenses) and regions. At Lighting, sales increased by 6% compared to Q4 2003, driven by innovative products; improvements were visible in all businesses. Due to lower sales at Mobile Display Systems (MDS), Semiconductors showed a 7% comparable decline.

Sales per region

•	In Europe/Africa, all sectors posted growth, especially Medical Systems with a 6% increase. Eastern Europe showed comparable growth of 13%, with Lighting and Consumer Electronics leading with 20% and 18% comparable growth respectively in this region.

•	In North America, the gap between nominal and comparable sales growth was due to the weaker US dollar. Lighting and Medical Systems were the main drivers of the comparable growth.

•	In Latin America, all sectors contributed to the 28% comparable sales growth, especially Consumer Electronics with an outstanding 53% comparable increase.

•	In Asia Pacific, weaker currencies had a 7% negative effect on sales, while consolidation had a 2% positive effect. The main contributor to the 6% comparable increase was Consumer Electronics with 44% growth, whereas Semiconductors showed a 10% comparable decline due to lower sales at MDS.

Income (loss) from operations by sector

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Medical Systems	70	(354)
DAP	160	151
CE	249	264
Lighting	161	149
Semiconductors	166	46
Other Activities	(39)	(89)
Unallocated	(159)	(153)

Income from operations	608	14
as a % of sales	6.7	0.2

Financial income and expenses

in millions of euros

	Q4	Q4
	2003	2004
Interest expenses (net)	(61)	(62)
Income (loss) from non-current financial assets	(1)	2
Gain on sale of shares ASML/Vivendi		440
Other	4	37

Total	(58)	417

Results unconsolidated companies

in millions of euros

	Q4		Q4
	2003		2004
LG.Philips LCD	199		14
LG.Philips Displays	(762	)*	(89)
Others	746	**	273

Total	183		198

*	Includes EUR 804 million relating to restructuring and impairment (both goodwill and assets)

**	Includes EUR 695 million gain on sale of TSMC shares

Income from operations by sector

•	Income from operations was a profit of EUR 14 million, including an impairment charge of EUR 576 million related to MedQuist (EUR 139 million in Q4 2003) and a charge of EUR 133 million (net of recoveries from insurance) for the litigation settlement with Volumetrics Inc. Ongoing operations at Medical Systems turned in a record performance, driven by increased sales of innovative new higher-margin products, higher volumes and an improved product mix (higher Customer Service component).

•	DAP’s income from operations amounted to 20.3% of sales, slightly down on Q4 2003’s 21.3%. Margins were strong across all businesses.

•	Strong income for Licenses helped the performance at CE. Past-use license income of EUR 141 million compensated for the restructuring charges of EUR 79 million and a decline in product margins.

•	Lighting continued its solid performance, but saw its income from operations impacted by restructuring and asset impairment charges of EUR 43 million.

•	Results at Semiconductors were impacted by a decline in sales and lower utilization rates. Income from operations in Q4 2003 included a gain on the sale of a facility.

•	Income from operations of Other Activities included a restructuring charge of EUR 34 million for LCoS.

•	Pension costs were EUR 36 million lower than in Q4 2003.

Financial income and expenses

•	Financial income and expenses resulted in income of EUR 417 million, which included gains totaling EUR 440 million on the sale of the remaining stakes in ASML and Vivendi Universal, and EUR 46 million financial income related to a final agreement on prior-years tax settlements.

Results relating to unconsolidated companies

•	LG.Philips LCD’s contribution to net income was EUR 14 million, EUR 185 million lower than in Q4 2003.

•	Results from LG.Philips Displays included EUR 109 million for restructuring and impairment charges.

•	Following the sale of a 16.5% stake in Atos Origin, a gain of EUR 151 million was recognized. Philips’ shareholding has been reduced to 15.4%.

Cash balance

in millions of euros

	Q4	Q4
	2003	2004
Beginning balance	883	1,610
Net cash from operating activities	1,673	1,939
Gross capital expenditures	(319)	(401)
Acquisitions/divestments	827	524
Other cash from investing activities	114	936
Dividend paid	—	—
Changes in debt/other	(106)	(259)

Ending balance	3,072	4,349

Cash balance

•	Cash flow from divestments included proceeds of EUR 552 million from the sale of shares in Atos Origin. In Q4 2003, the sale of TSMC shares resulted in proceeds of EUR 908 million.

•	The sale of the remaining stakes in ASML and Vivendi Universal resulted in a cash inflow of EUR 883 million.

•	During Q4 2004, repayments of EUR 112 million were made on maturing bonds.

Cash flows from operating activities

•	The EUR 266 million improvement in cash flow from operating activities compared to Q4 2003 was due to reduction in working capital.

•	The improved cash inflow compared with Q4 2003 was mainly attributable to Semiconductors and Consumer Electronics.

Gross capital expenditures

•	Gross capital expenditures increased compared with Q4 2003, mainly due to increases at Semiconductors and Lighting, partly offset by declines at other product divisions.

•	Gross capital expenditures totaled EUR 143 million at Semiconductors and EUR 97 million at Lighting.

•	Compared to Q3, gross capital expenditures increased, especially in Lighting, where the increase was primarily driven by investments for innovative higher-margin products.

Inventories

•	Inventories as a percentage of sales amounted to a new record-low of 10.7%.

•	Compared to Q4 2003, inventories as a percentage of sales decreased at DAP, Consumer Electronics, Semiconductors and Other Activities; inventories as a percentage of sales increased at Medical Systems and Lighting to support the expected growth in future sales.

Net debt and group equity

•	As a result of the positive cash flow from operating activities and the proceeds from the sale of shares in a number of companies, net debt decreased by EUR 3,050 million during the quarter.

Employment

•	During Q4, the number of employees decreased by 5,221, spread over both temporary and permanent employees. The headcount decrease was visible in all product divisions.

•	Compared to Q4 2003, the number of employees decreased by 2,852. Both Consumer Electronics and Other Activities posted declines due to deconsolidations, whereas Medical Systems, DAP, Lighting and Semiconductors showed an increase in the number of employees (including the consolidation of SSMC, which added 1,047 employees).

Medical Systems

Medical Systems: key data

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	1,802	1,790
Sales growth
% nominal	(4)	(1)
% comparable	9	4
Income (loss) from operations	70	(354)
as a % of sales	3.9	(19.8)
Net operating capital (NOC)	3,671	2,862
Number of employees (FTEs)	30,611	30,790

Business highlights

•	Committed to providing customers with service and support excellence, Philips ranked No. 1 for overall service satisfaction for the second year in a row in the 2004 IMV ServiceTrak survey for Imaging-All Systems.

•	The world’s first ‘ambient experience’ radiology suite was built at Advocate Lutheran General Children’s Hospital in Chicago. The suite incorporates Philips Lighting and Consumer Electronics products to create a more comfortable, patient-friendly environment and experience for children undergoing medical exams, and helps hospitals work more efficiently.

•	The US Food and Drug Administration’s (FDA) over-the-counter clearance for Philips’ HeartStart Home Defibrillator – named one of Fortune Magazine’s “25 Best Products of 2004” – contributed to a nearly 600% increase in the number of units sold quarter over quarter.

•	Philips began a pilot study of a TV-based solution to help patients with chronic heart disease manage their health in the comfort of their home, while staying connected to their healthcare community.

Financial performance

•	Nominal sales decreased by 1%, whereas comparable sales grew by 4% compared to Q4 2003, mostly driven by Computed Tomography, X-Ray, Cardiac & Monitoring Systems and Customer Service. Europe and North America contributed predominantly to the 4% comparable sales growth.

•	Income from operations ended at a loss of EUR 354 million and included an impairment charge for MedQuist of EUR 576 million (EUR 139 million in Q4 2003) and a charge (net of recoveries from insurance) of EUR 133 million for the settlement of litigation with Volumetrics Inc.

•	Underlying income performance was a record for Q4 and was attributable to higher sales, due to new innovative products with higher margins, increased volumes and an improved product mix (higher Customer Service component).

•	Order intake remained strong, outperforming Q4 2003 by approximately 19%, excluding currency movements.

Looking ahead

•	With a significantly stronger order book, Medical Systems will maintain its focus on innovation and operational excellence, and is expected to continue improving its market shares.

Domestic Appliances and Personal Care

DAP: key data

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	751	745
Sales growth
% nominal	(3)	(1)
% comparable	4	2
Income from operations	160	151
as a % of sales	21.3	20.3
Net operating capital (NOC)	464	393
Number of employees (FTEs)	8,180	8,205

Business highlights

•	Philips launched an aluminum line of the Senseo® coffee machine. Since first launching the Senseo®, Philips has sold over 8 million units to European trade customers.

•	Philips introduced the Azur Precise iron. Benchmarked against competing products, it was designated a “Green Flagship” product after being found more environmentally friendly in terms of packaging, weight and recyclability.

•	The Cool Skin 7000 series, which was successfully introduced in spring 2004, contributed strongly to DAP’s sales performance in Q4 during the peak selling season around Christmas.

Financial performance

•	Nominal sales declined by 1% compared to Q4 2003. On a comparable basis, sales grew by 2%, mainly driven by Food & Beverage (particularly the Senseo® coffee machine), followed by Shaving & Beauty. Oral Healthcare’s sales remained flat. Comparable sales in China showed a 20% increase in the fourth quarter.

•	Income from operations amounted to 20.3% of sales, slightly down on Q4 2003’s 21.3%. Margins were strong across all businesses. The additional investments in advertising and promotion were limited.

•	Improvement in supply chain management and continous focus on asset management, coupled with weaker currencies, led to a substantial reduction in net operating capital compared to Q4 2003.

Looking ahead

•	The focus will remain on launching new innovative products, extending partnerships and alliances, expanding retail channels into emerging markets and enhancing cost savings.

•	Additional focus will be directed towards the new initiative in Consumer Health & Wellness.

Consumer Electronics

Consumer Electronics: key data

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	3,057	3,340
Sales growth
% nominal	4	9
% comparable	11	11
Income from operations	249	264
as a % of sales	8.1	7.9
Net operating capital (NOC)	(82)	(161)
Number of employees (FTEs)	19,111	16,993

Business highlights

•	Philips and TPV Technology Limited signed a letter of intent transferring the OEM sales, manufacturing and development of PC monitors and entry-level Flat TVs to TPV. This agreement will further de-risk the business and is expected to be implemented in mid-2005.

•	MiraVision™ Mirror TV was named one of Fortune Magazine’s “25 Best Products of 2004” and one of Time Magazine’s “Coolest Inventions of 2004”.

•	Hollywood-based IFILM – one of the world’s top ten streaming media websites – entered into a global partnership with Philips to offer its popular entertainment content via Philips Streamium products.

•	At the Consumer Electronics Show in Las Vegas, Philips received 12 innovation awards for products in the Home Theatre, Audio, Portable Audio, Electronic Gaming and Accessories categories.

Financial performance

•	Comparable sales grew by 11%. All businesses and regions contributed to this growth, in particular Connected Displays (driven by Flat TV featuring Philips’ innovative Ambilight concept), Licenses (98% growth) and the regions Asia Pacific and Latin America.

•	Income from operations for Licenses amounted to EUR 217 million, up from EUR 97 million in Q4 2003, due to higher past-use license income.

•	Income from operations included restructuring charges of EUR 79 million, mainly related to the closure of LCoS and front-end projection display activities.

•	Margins remained under pressure, mainly in the Flat TV and DVD recorder segments; however, margins recovered from Q3 levels. The lower margins were partly compensated by savings generated by the Business Renewal Program.

•	Enhanced supply chain and working capital management resulted in a record-low negative net operating capital of EUR 161 million.

Looking ahead

•	The Business Renewal Program will be accelerated further and will result in cost savings higher than the EUR 400 million targeted by year-end 2005 (based on Q4 2005 run rate).

•	In connection with this program, restructuring charges of approximately EUR 25 million are expected in Q1 2005.

•	Improved products and reduced costs will help us to move towards an operating margin target of 2 - 2.5% plus 2% from license income by the end of 2005.

Lighting

Lighting: key data

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	1,243	1,265
Sales growth
% nominal	(4)	2
% comparable	3	6
Income from operations	161	149
as a % of sales	13.0	11.8
Net operating capital (NOC)	1,521	1,493
Number of employees (FTEs)	43,800	44,004

Business highlights

•	Philips launched the Night Guide automotive headlight, which uses three colors on three parts of the road to increase visibility and improve driver safety.

•	Philips signed a four-year partnership with Saks Fifth Avenue stores in the United States, which will see Philips’ light-emitting diodes (LEDs) illuminating Saks storefronts during the Christmas season.

•	Philips and Lumileds Lighting extended an existing partnership to begin developing and marketing new modular LEDs for the automotive industry.

•	The US National Television Academy honored Philips’ Ultra High Performance (UHP) lamp technology with an Emmy® Award for Technology and Engineering for “excellence in engineering creativity in lighting solutions for large-screen projection TVs”.

•	Philips further strengthened its innovative and market leadership in lighting for greenhouses (flowers and vegetables) with the new 1000W GreenPower electronic system offering maximum-growth light while saving electricity and thus protecting the environment.

Financial performance

•	Compared to Q4 2003, sales increased by 2% on a nominal basis and 6% on a comparable basis, driven by improvements in all businesses. Sales in Europe went up by 6%, primarily led by Lamps and Automotive, Special Lighting & UHP.

•	Compared to Q4 2003, income from operations decreased by EUR 12 million to EUR 149 million. Income from operations in Q4 2004 was impacted by restructuring and asset-impairment charges, mainly in Europe, of EUR 43 million, whereas a write-off of EUR 24 million for the phasing-out of production lines was recognized in income from operations in Q4 2003.

•	Gross capital expenditures increased to EUR 97 million, EUR 35 million higher than in Q4 2003, primarily due to investments for innovative higher-margin products.

Looking ahead

•	The division will maintain strict cost control and further optimize supply chain management.

•	Increased investment in R&D and capital expenditures will continue to propel innovation and sales growth.

•	As part of the continued drive to optimize asset utilization, restructuring charges of approximately EUR 30 million are expected in Q1 2005.

Semiconductors

Semiconductors: key data

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	1,496	1,354
Sales growth
% nominal	11	(9)
% comparable	24	(7)
Income from operations	166	46
as a % of sales	11.1	3.4
Net operating capital (NOC)	2,676	2,669
Number of employees (FTEs)	33,177	35,116

Business highlights

•	In Germany, Philips and Nokia began the first trials of Near Field Communication (NFC) ticketing. Passengers on a Frankfurt bus route can now pay by passing an NFC-equipped Nokia 3220 phone by a contactless reader as they enter the bus.

•	Philips set an industry record with the production and shipment of the one-billionth mobile display for the telecommunications, automotive and avionics markets.

•	To enhance security at its facilities, the US Department of the Interior decided to issue up to 30,000 smart cards incorporating Philips’ MIFARE DESFire contactless chip technology to its employees.

•	Philips affirmed its leading position in the mobile acoustic solutions market with the production of its one-billionth mobile phone loudspeaker at its plant in Vienna.

Financial performance

•	The nominal sales decrease of 9% was mainly driven by 33% lower sales at Mobile Display Systems (MDS) compared with Q4 2003. Sequentially, segment revenues of MDS increased by 11% in US dollar terms; segment revenues excluding MDS were flat in US dollar terms.

•	The book-to-bill ratio increased from 0.66 at the end of Q3 to 0.73 at the end of Q4. The utilization rate declined to 81% (Q3: 98%), mainly due to a build-down of inventories in anticipation of Q1 sales.

•	The planned reduction in inventories from Q3 had a negative effect of approximately EUR 36 million on income from operations compared to Q3 2004. In addition, higher R&D expenses and a lower sales level had an unfavorable impact of EUR 11 million and EUR 30 million respectively compared to Q3 2004.

•	Compared to Q4 2003, the main reasons for the lower income were a lower level of business activity, the weaker US dollar and an inventory build-down. A gain of EUR 21 million relating to the sale of the San Antonio facility was realized in Q4 2003.

Looking ahead

•	A high-single-digit sequential decrease in sales is expected in Q1 2005 (in US dollar terms, excluding MDS). A double-digit sequential decrease is forecasted for MDS (in US dollar terms).

•	Programs are being implemented to reduce the cost base in Europe.

Other Activities

Other Activities: key data

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	668	685
Sales growth
% nominal	0	3
% comparable	2	19
IFO Technology Cluster	(96)	(92)
IFO Corp. Investments/Other	57	3

Income (loss) from operations	(39)	(89)
as a % of sales	(5.8)	(13.0)
Net operating capital (NOC)	150	117
Number of employees (FTEs)	27,086	23,869

Business highlights

•	Philips received the 2004 Hong Kong Award for Industry for the key 019 Digital Camcorder and the PSS010 Personal Sound System – a recognition of these products’ innovative aesthetics, materials and ability to meet users’ needs.

•	Philips introduced its RepliTrack technology, which embeds a unique watermark onto a DVD disc. Any copy from a disc will carry the watermark, allowing illegal copies to be traced.

•	Philips established its third Intellectual Property Academy in China, at Fudan University in Shanghai. Sponsored by Philips, the Academy provides professional training on intellectual property issues.

Financial performance Technology Cluster

•	The loss in the Technology Cluster was EUR 4 million lower than the loss in Q4 2003. Restructuring charges of EUR 34 million for the closure of the LCoS activities were more than offset by lower costs and increased income from various Technology activities.

Financial performance Corp. Investments/Other

•	Comparable sales growth was driven by Optical Storage and to a lesser extent Assembléon and Philips Enabling Technologies (ETG).

•	All major businesses in Corporate Investments were profitable due to improved conditions in technology markets and the benefits of earlier restructuring programs.

•	Income from operations in Q4 2003 was positively impacted by the release of a provision for a put option amounting to EUR 50 million.

Looking ahead

•	Further execution of the divestment program is expected, assuming acceptable market conditions.

Unallocated

Unallocated: key data

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Corporate and regional overheads	(98)	(125)
Pensions/postretirement benefit costs	(61)	(28)

Income (loss) from operations	(159)	(153)
Number of employees (FTEs)	2,473	2,609

Business highlights

•	Chinese Premier Wen Jia Bao visited Philips’ Amsterdam headquarters, where he was introduced to emerging healthcare and telecommunications technologies that can support China’s goal of sustainable development.

•	In its 2004 Euro Investor Relations Awards, IR Magazine ranked Philips 1st out of the top 50 companies on the Dow Jones Euro Stoxx index for best corporate governance, and 3rd for best overall investor relations.

•	At the 13th EuroFinance International Cash and Treasury Management Conference in Paris, Philips was chosen as the 2004 International Treasury Excellence winner for shifting to a streamlined, consulting-based treasury function.

•	Philips held its first Global Supplier Forum with 20 key suppliers. The meeting aimed to begin building closer relationships with these strategic partners.

•	In a ranking of the best internet sites by Byte Level Research, Philips’ global site was 4th out of 200 companies.

Financial performance

•	Corporate and Regional Overhead costs increased by EUR 27 million, mainly due to higher marketing investments and the roll-out of the new brand positioning.

•	Pension costs and the cost of other postretirement benefits decreased by EUR 33 million compared to Q4 2003, primarily due to a reduction in pension costs in the United States, the Netherlands and various other European countries.

Looking ahead

•	Investments related to the new brand positioning will continue in 2005.

•	In 2005, pension costs for the Philips Group are expected to be approximately EUR 235 million, approximately EUR 50 million lower than in 2004, of which approximately EUR 20 million in the sector “Unallocated”.

LG.Philips Displays

LG.Philips Displays joint venture (100%)

in millions of euros unless otherwise stated

	Q4	Q4
	2003	2004
Sales	932	765
Sales growth
% nominal	(23)	(18)
Income from operations	(703)	(162)
as a % of sales	(75.4)	(21.2)
Net income (loss) (100%)	(703)	(177)
of which Philips’ share (50%)	(351)	(89)
Net operating capital (NOC)	1,469	1,246
Number of employees (FTEs)	26,888	22,376

LG.Philips Displays joint venture (100%)

•	Sales declined by 18% compared to Q4 2003, but by 10% in US dollar terms.

•	Income from operations included impairment and restructuring charges totaling EUR 218 million (Philips’ share was EUR 109 million).

•	In Q4 2003, restructuring and impairment charges amounted to EUR 786 million (Philips’ share was EUR 393 million).

•	Philips’ share in the net income of LG.Philips Displays in Q4 2004 was a loss of EUR 89 million.

•	Cash flow before financing activities continued to be very strong and improved compared to both Q4 2003 and Q3 2004.

Highlights full-year 2004

The year 2004

•	Sales in 2004 amounted to EUR 30,319 million, up 4% compared with 2003; on a comparable basis sales growth was 9%, mainly generated by the technology-related sectors

•	Income from operations amounted to EUR 1,607 million in 2004, compared with EUR 488 million in 2003

•	Net income amounted to EUR 2,836 million, due to a better underlying operating performance at Semiconductors and Medical Systems and improved income from unconsolidated companies

•	Positive cash flow from operating activities of EUR 2.7 billion; net debt of Company virtually nil

Net income

in millions of euros

		2002	2003	2004
	Sales	31,820	29,037	30,319
	Income from operations	420	488	1,607
	as a % of sales	1.3	1.7	5.3
	Financial income and expenses	(2,227)	(244)	216
	Income taxes	(27)	15	(358)
	Results unconsolidated companies	(1,346)	506	1,422
	Minority interests	(26)	(56)	(51)
	Cumulative effect of change in accounting principle	—	(14)	—

	Net income (loss)	(3,206)	695	2,836
Per common share	— basic	(2.51)	0.54	2.22
	— diluted	(2.51)	0.54	2.21

Summary

(For more details, see the Annual Review 2004 of Royal Philips Electronics or www.philips.com.)

The year 2004 and the financial performance of the Philips Group were characterized by the following major developments:

•	The cyclical upturn of the technology markets, which started in the third quarter of 2003 and lasted until the end of the third quarter of 2004, benefited in particular the Semiconductors sector and the LCD activities, as well as Optical Storage and certain other parts of the Other Activities sector.

•	The performance of the Medical Systems sector continued to improve with the introduction of innovative new products and enhanced service capability. Together with tight cost control, this led to the achievement of the profitability target that was set three years ago.

•	Accelerated digitalization of Consumer Electronics’ product mix, new entrants and new business models put severe pressure on gross margins, which could not be fully offset by higher sales volumes and reduced costs. In order to further improve its Consumer Electronics business, Philips intends to transfer its monitor display business and part of its flat display business to the Taiwan-based company TPV.

•	The decline of the US dollar against the euro had a large impact on the Company’s sales revenues. The impact on the bottom line was partly muted by disciplined hedging strategies and by adjusting the currencies of cost structures to better balance the currencies of revenues.

•	A number of events had significant positive and negative effects on the financial performance of the Company. The events with a positive impact were the IPOs of NAVTEQ and LG.Philips LCD, the sale of shares of Atos Origin, Vivendi Universal and ASML, and gains associated with transactions by Atos Origin and InterTrust. The total positive impact of these events was EUR 635 million on income from operations and EUR 1,590 million on net income. The events with negative financial consequences were the impairment charge for MedQuist and the litigation settlement for Volumetrics, which had an impact of EUR 723 million on income from operations and of EUR 676 million on net income.

•	The Company benefited from a continued focus on cost reductions. Pension costs were reduced as part of new wage settlements with the unions in the Netherlands, and the benefits of earlier cost-reduction and restructuring programs were secured and brought to the bottom line in 2004, partly offset by higher expenses for global brand and advertising campaigns.

Overall, this resulted in high operational and financial cash flows, which reduced the net debt to group equity position to 1:99 by year-end, providing the Company with a strong balance sheet and ample flexibility for growth and financial strategies.

Other information

Proposed dividend to shareholders

A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 0.40 per common share (EUR 513 million). In 2004 a dividend of EUR 0.36 per common share was paid (EUR 460 million).

Share repurchase program

The Company will start a share repurchase program of up to EUR 750 million to be executed during the next 6 months; EUR 500 million will be used for capital reduction and up to EUR 250 million to hedge long-term incentive and employee stock purchase programs.

Other information

As announced earlier, MedQuist, in which Philips holds approximately 70.9% of the common stock, is conducting a review of the company’s billing practices and related matters. MedQuist has not been able to complete the audit of its fiscal years 2003 and 2004 and has postponed the filing of its Form 10-K for fiscal year 2003. The MedQuist board has announced that the company’s previously issued financial statements for the fiscal year ended December 31, 2002 and all earnings releases and similar communications relating to subsequent periods should no longer be relied upon. MedQuist also stated that it was unable to assess whether the result of the review of its billing practices and related litigation may have a material impact on its reported revenues, results and financial position. It remains uncertain when the review can be completed. In the event that additional information becomes available in the coming weeks with respect to the possible financial impact of the review, Philips will determine whether such information has accounting consequences for Philips.

In view of the uncertainties with respect to the impact of the alleged potential improper billing practices and related litigation on the past and future performance of MedQuist, Philips concluded in November that the valuation of its investment in MedQuist could no longer be supported.

The carrying value of the investment in MedQuist was brought in line with the value at which the shares of MedQuist had been trading on the over-the-counter market subsequent to November 2, 2004, when MedQuist announced that its previously issued financial statements should no longer be relied upon. In 2004, Philips recognized non-cash impairment charges of EUR 590 million on its investment in MedQuist.

During the 4th quarter, various plaintiffs, including (former) customers, shareholders and transcriptionists, filed four actions arising from allegations of inappropriate billing by MedQuist for its transcription services. These matters are in their initial stages and, on the basis of current knowledge, management cannot establish whether a loss is probable with respect to these actions.

Outlook

Outlook

The mixed signals coming from the world’s major economies make us cautious, certainly for the first half of 2005. This will mainly impact our technology-related businesses, and to a lesser extent Consumer Electronics. We expect that Medical Systems, Lighting and DAP will continue to grow their market positions through innovation and – especially at Medical Systems and Consumer Health & Wellness – selected acquisitions. Our financial position is excellent and offers significant strategic flexibility.

We will continue to focus our attention on technology and marketing leadership to achieve sustainable growth through innovation, also improving our cost structure and further simplifying our corporate core processes. The pursuit of operational excellence will drive productivity improvements. Our ongoing transformation into a truly market-driven company is reflected in our marketing investments, which – together with our strong R&D competencies – will help us to deliver the advanced and innovative products that our customers want.

Amsterdam, January 27, 2005

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

		4th quarter	January to December
	2003	2004	2003	2004
Sales	9,017	9,179	29,037	30,319
Cost of sales	(5,945)	(6,058)	(19,558)	(20,155)

Gross margin	3,072	3,121	9,479	10,164
Selling expenses	(1,268)	(1,344)	(4,575)	(4,520)
General and administrative expenses	(400)	(314)	(1,492)	(1,332)
Research and development expenses	(725)	(625)	(2,617)	(2,534)
Impairment of goodwill	(139)	(578)	(148)	(596)
Restructuring and asset impairments	(16)	(178)	(407)	(288)
Other business income (expense)	84	(68)	248	713

Income from operations	608	14	488	1,607
Financial income and expenses	(58)	417	(244)	216

Income before taxes	550	431	244	1,823
Income tax (expense) benefit	(98)	(128)	15	(358)

Income after taxes	452	303	259	1,465
Results relating to unconsolidated companies including a year-to-date net dilution gain of EUR 254 million (2003: 53 million)	183	198	506	1,422
Minority interests	(39)	(3)	(56)	(51)

Income before cumulative effect of a change in accounting principles	596	498	709	2,836
Cumulative effect of a change in accounting principles, net of tax	2	0	(14)	0

Net income	598	498	695	2,836
Income from operations
as a % of sales	6.7	0.2	1.7	5.3
Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,277,174	1,280,251
• diluted			1,281,227	1,283,716
Basic earnings per common share in euros:
Income before cumulative effect of a change in accounting principles	0.46	0.39	0.55	2.22
Net income	0.46	0.39	0.54	2.22
Diluted earnings per common share in euros:
Income before cumulative effect of a change in accounting principles	0.46	0.39	0.55	2.21
Net income	0.46	0.39	0.54	2.21

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to EUR 2,336 million in 2004, compared to EUR 705 million in 2003. These aggregate amounts result in basic earnings per common share of EUR 1.82 in 2004 compared to EUR 0.55 in 2003. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP and by income recognition in respect of reversals of security impairments under Dutch GAAP.

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

Consolidated balance sheet

	December	December
	31, 2003	31, 2004
Current assets:
Cash and cash equivalents	3,072	4,349
Receivables	4,628	4,528
Inventories	3,204	3,230
Other current assets	1,010	1,216

Total current assets	11,914	13,323
Non-current assets:
Investments in unconsolidated companies	4,841	5,670
Other non-current financial assets	1,213	876
Non-current receivables	218	227
Other non-current assets	2,581	2,823
Property, plant and equipment	4,879	4,997
Intangible assets excluding goodwill	1,271	989
Goodwill	2,494	1,818

Total assets	29,411	30,723
Current liabilities:
Accounts and notes payable	3,205	3,499
Accrued liabilities	3,165	3,307
Short-term provisions	949	781
Other current liabilities	649	627
Short-term debt	1,860	961

Total current liabilities	9,828	9,175
Non-current liabilities:
Long-term debt	4,016	3,552
Long-term provisions	1,976	2,117
Other non-current liabilities	653	736

Total liabilities	16,473	15,580
Minority interests	175	283
Stockholders’ equity	12,763	14,860

Total liabilities and equity	29,411	30,723
Number of common shares outstanding at the end of period (in thousands)	1,280,686	1,281,527
Ratios
Stockholders’ equity,	12,763	14,860
per common share in euros	9.97	11.60
Inventories as a % of sales	11.0	10.7
Net debt: group equity ratio	18:82	1:99

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 14,016 million as of December 31, 2004 compared to EUR 14,860 million under US GAAP.

The deviation is caused by the fact that under Dutch GAAP goodwill has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Consolidated statements of cash flows *

all amounts in millions of euros

		4th quarter	January to December
	2003	2004	2003	2004
Cash flows from operating activities:
Net income	598	498	695	2,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	572	1,086	2,015	2,293
Impairment of equity investments	755	4	772	8
Net gain on sale of assets	(732)	(623)	(987)	(1,328)
Income from unconsolidated companies (net of dividends received)	(250)	(36)	(569)	(1,178)
Minority interests (net of dividends paid)	39	—	49	35
Decrease in working capital/other current assets	698	1,390	307	354
Increase in non-current receivables/other assets	(16)	(470)	(243)	(435)
(Decrease) increase in provisions	(17)	61	(155)	48
Other items	26	29	108	64

Net cash provided by operating activities	1,673	1,939	1,992	2,697
Cash flows from investing activities:
Purchase of intangible assets	(28)	(47)	(96)	(103)
Capital expenditures on property, plant and equipment	(319)	(401)	(980)	(1,286)
Proceeds from disposals of property, plant and equipment	106	64	220	191
Cash from derivatives	31	32	391	125
Proceeds from sale of other non-current financial assets	5	887	305	893
Proceeds from sale of businesses (purchase of businesses)	827	524	902	833

Net cash provided by investing activities	622	1,059	742	653
Cash flows before financing activities	2,295	2,998	2,734	3,350
Cash flows from financing activities:
Decrease in debt	(65)	(198)	(944)	(1,667)
Treasury stock transactions	21	9	49	(18)
Dividends paid	—	—	(460)	(460)

Net cash used for financing activities	(44)	(189)	(1,355)	(2,145)
Increase in cash and cash equivalents	2,251	2,809	1,379	1,205
Effect of change in consolidations on cash positions	—	—	—	117
Effect of changes in exchange rates on cash positions	(62)	(70)	(165)	(45)
Cash and cash equivalents at beginning of the period	883	1,610	1,858	3,072

Cash and cash equivalents at end of period	3,072	4,349	3,072	4,349

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity

all amounts in millions of euros

	January to December 2004
				Accumulated other comprehensive income (loss)
					Available-	Minimum			Total
	Common	Capital in excess	Retained	Translation	for-sale	pension	Cash flow	Treasury	stock-holders’
	stock	of par value	earnings	differences	securities	liability	hedges	shares at cost	equity
Balance as of December 31, 2003	263	71	16,970	(3,364)	416	(362)	25	(1,256)	12,763
Net income			2,836						2,836
Net current period change				(93)	205	(67)	4		49
Reclassifications into income				50	(447)		26		(371)

Total comprehensive income (loss), net of tax			2,836	(43)	(242)	(67)	30		2,514
Dividend paid			(460)						(460)
Purchase of treasury stock								(96)	(96)
Re-issuance of treasury stock		(28)						113	85
Share-based compensation plans		54							54

Balance as of December 31, 2004	263	97	19,346	(3,407)	174	(429)	55	(1,239)	14,860

Product sectors

all amounts in millions of euros unless otherwise stated

Sales and income from operations

	4th quarter
	2003			2004
	sales	Income (loss) from		sales	Income (loss) from
		operations			operations

		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	1,802	70	3.9	1,790	(354)	(19.8)
DAP	751	160	21.3	745	151	20.3
Consumer Electronics	3,057	249	8.1	3,340	264	7.9
Lighting	1,243	161	13.0	1,265	149	11.8
Semiconductors	1,496	166	11.1	1,354	46	3.4
Other Activities	668	(39)	(5.8)	685	(89)	(13.0)
Unallocated		(159)			(153)

Total	9,017	608	6.7	9,179	14	0.2

Product sectors (continued)

all amounts in millions of euros unless otherwise stated

Sales and income from operations

	January to December
	2003			2004
	sales	Income (loss) from		sales	Income (loss) from
		operations			operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	5,990	431	7.2	5,884	34	0.6
DAP	2,131	398	18.7	2,044	323	15.8
Consumer Electronics	9,188	248	2.7	9,919	361	3.6
Lighting	4,522	577	12.8	4,526	591	13.1
Semiconductors	4,988	(342)	(6.9)	5,464	450	8.2
Other Activities	2,218	(263)	(11.9)	2,482	366	14.7
Unallocated		(561)			(518)

Total	29,037	488	1.7	30,319	1,607	5.3

Product sectors, main countries and regions

all amounts in millions of euros

Sales and total assets

	Sales (to third parties)		Total assets
	January to December		December 31,
	2003	2004	2003		2004
Medical Systems	5,990	5,884	5,420		4,675
DAP	2,131	2,044	840		816
Consumer Electronics	9,188	9,919	2,370		2,396
Lighting	4,522	4,526	2,341		2,413
Semiconductors	4,988	5,464	5,777	*	4,196
Other Activities	2,218	2,482	4,526		6,944	*
Unallocated			8,137		9,283

Total	29,037	30,319	29,411		30,723

*	Includes carrying value of investment in TSMC

Sales and long-lived assets

	Sales (to third parties)		Long-lived assets *
	January to December		December 31,
	2003	2004	2003	2004
Netherlands	1,181	1,201	1,610	1,497
United States	7,532	7,041	3,933	2,906
Germany	2,184	2,365	619	572
France	1,952	1,964	206	191
United Kingdom	1,258	1,238	240	186
China	2,699	2,889	361	421
Other countries	12,231	13,621	1,675	2,031

Total	29,037	30,319	8,644	7,804

*	Includes property, plant and equipment and intangible assets

Sales by region

	Sales (to third parties)
	January to December
	2003	2004
Europe/Africa	12,768	13,335
North America	7,911	7,448
Latin America	1,236	1,513
Asia Pacific	7,122	8,023

Total	29,037	30,319

Pension costs

all amounts in millions of euros unless otherwise stated

In accordance with SFAS No. 132 (revised 2003) the components of net periodic pension costs and costs of postretirement benefits other than pensions are as follows:

Net periodic pension costs of defined-benefit plans

	4th quarter 2004		January-December 2004
	Netherlands	Other	Netherlands	Other
Service cost-benefits earned during the period	45	45	175	128
Interest cost on the projected benefit obligation	148	101	598	386
Expected return on plan assets	(184)	(98)	(726)	(370)
Net amortization of unrecognized net transition (assets)/liabilities	—	(4)	—	5
Net actuarial (gain) loss recognized	1	6	(1)	19
Amortization of prior service cost	(15)	6	(43)	26
Settlement loss	—	1	34	3
Other	(4)	4	(12)	7

Net periodic cost (income)	(9)	61	25	204

The net periodic pension costs in the fourth quarter of 2004 amounted to EUR 66 million, of which EUR 52 million for defined-benefit plans (the Netherlands EUR (9) million, Other countries EUR 61 million) and EUR 14 million related to defined-contribution plans outside the Netherlands.

Net periodic costs of postretirement benefits other than pensions

	4th quarter 2004		January-December 2004
	Netherlands	Other	Netherlands	Other
Service cost-benefits earned during the period	4	1	13	4
Interest cost on the accumulated postretirement benefit obligation	3	6	17	24
Amortization of unrecognized transition obligation	—	2	3	6
Net actuarial loss recognized	1	—	5	3
Curtailment loss	—	1	—	3

Net periodic cost	8	10	38	40

Reconciliation of non-GAAP information

all amounts in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s financial position. In the following tables, a reconciliation to the most directly comparable GAAP financial measure is made for each non-GAAP performance measure.

Sales growth composition (in %)

	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
4th quarter 2004 versus 4th quarter 2003
Medical Systems	4.0	(5.3)	0.6	(0.7)
DAP	1.9	(2.7)	—	(0.8)
Consumer Electronics	10.8	(3.3)	1.7	9.2
Lighting	6.3	(3.8)	(0.7)	1.8
Semiconductors	(7.1)	(5.0)	2.6	(9.5)
Other Activities	19.3	(3.7)	(13.1)	2.5
Philips Group	5.7	(4.0)	0.1	1.8
Full year 2004 versus full year 2003
Medical Systems	3.9	(5.9)	0.2	(1.8)
DAP	(0.6)	(3.5)	—	(4.1)
Consumer Electronics	11.3	(4.0)	0.7	8.0
Lighting	5.1	(4.2)	(0.8)	0.1
Semiconductors	12.9	(6.4)	3.0	9.5
Other Activities	17.7	(3.7)	(2.1)	11.9
Philips Group	8.7	(4.8)	0.5	4.4

Composition net debt to group equity

	December 31,	December 31,
	2003	2004
Long-term debt	4,016	3,552
Short-term debt	1,860	961

Total debt	5,876	4,513
Cash and cash equivalents	(3,072)	(4,349)

Net debt (total debt less cash and cash equivalents)	2,804	164
Minority interests	175	283
Stockholders’ equity	12,763	14,860

Group equity	12,938	15,143
Net debt and group equity	15,742	15,307
Net debt divided by net debt and group equity (in %)	18	1
Group equity divided by net debt and group equity (in %)	82	99

Net operating capital (NOC) to total assets

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semiconductors	Other Activities	Unallocated
December 31, 2004
Net operating capital (NOC)	7,192	2,862	393	(161)	1,493	2,669	117	(181)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,169	1,492	353	2,162	710	985	1,120	1,347
- intercompany accounts	0	35	10	62	26	11	(115)	(29)
- provisions1)	2,670	240	60	314	138	225	619	1,074
Include assets not comprised in NOC:
- investments in unconsolidated comp.	5,670	46		19	46	306	5,203	50
- other non-current financial assets	876							876
- deferred tax assets	1,797							1,797
- liquid assets	4,349							4,349

Total assets	30,723	4,675	816	2,396	2,413	4,196	6,944	9,283

1)	provisions on balance sheet EUR 2,898 million excluding deferred tax liabilities EUR 228 million

December 31, 2003
Net operating capital (NOC)	8,071	3,671	464	(82)	1,521	2,676	150	(329)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,672	1,427	317	2,017	656	920	1,051	1,284
- intercompany accounts	0	24	4	77	11	(7)	(67)	(42)
- provisions1)	2,768	257	55	338	134	234	650	1,100
Include assets not comprised in NOC:
- investments in unconsolidated comp.	4,841	41		20	19	1,954	2,742	65
- other non-current financial assets	1,213							1,213
- deferred tax assets	1,774							1,774
- liquid assets	3,072							3,072

Total assets	29,411	5,420	840	2,370	2,341	5,777	4,526	8,137

1)	provisions on balance sheet EUR 2,925 million excluding deferred tax liabilities EUR 157 million

Composition cash flow before financing activities

	4th quarter		January to December
	2003	2004	2003	2004
Cash flow from operating activities	1,673	1,939	1,992	2,697
Cash flow from investing activities	622	1,059	742	653

Cash flow before financing activities	2,295	2,998	2,734	3,350

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2003				2004
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,499	6,532	6,989	9,017	6,631	7,280	7,229	9,179
% increase	(14)	(18)	(4)	1	2	11	3	2
Income (loss) from operations	32	(26)	(126)	608	218	356	1,019	14
as a % of sales	0.5	(0.4)	(1.8)	6.7	3.3	4.9	14.1	0.2
Net income (loss)	(69)	42	124	598	550	616	1,172	498
per common share in euros	(0.05)	0.03	0.10	0.46	0.43	0.48	0.92	0.39

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,499	13,031	20,020	29,037	6,631	13,911	21,140	30,319
% increase	(14)	(16)	(13)	(9)	2	7	6	4
Income (loss) from operations	32	6	(120)	488	218	574	1,593	1,607
as a % of sales	0.5	0.0	(0.6)	1.7	3.3	4.1	7.5	5.3
Net income (loss)	(69)	(27)	97	695	550	1,166	2,338	2,836
as a % of stockholders’ equity (ROE)	(2.1)	(0.3)	1.0	5.3	18.5	19.0	24.5	20.3
per common share in euros	(0.05)	(0.02)	0.08	0.54	0.43	0.91	1.83	2.22

	period ending 2003				period ending 2004
Inventories as a % of sales	12.1	12.8	13.4	11.0	12.1	12.5	13.4	10.7
Net debt: group equity ratio	30:70	29:71	28:72	18:82	18:82	21:79	17:83	1:99
Total employees (in thousands)	166	164	166	164	165	166	167	162

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Committed to simplicity

Annual Review 2004

PHILIPS

Simple solutions that make good sense

Philips is committed to delivering products and solutions that are designed around you, easy to experience, and advanced.

We are convinced that no matter how complex and advanced a product or solution is, you should be comfortable using it. Our aim, therefore, is to keep things simple for you. It is this very simplicity that transforms a task into an opportunity, a burden into a pleasure.

Philips Annual Review 2004     1

A new approach to annual reporting

Philips is striving to combine timely reporting of its annual financial results with full disclosure and transparency and disclosure. This year, Philips has again accelerated the reporting of its annual financial results. The performance in 2004 has been summarized in this ‘Annual Review 2004’ of Koninklijke Philips Electronics N.V.

On February 22, 2005, Philips will publish full financial information and further statutory and other information, including the Operating and Financial Review and Prospects, in the Annual Report 2004.

•	Philips’ consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

•	The selected financial information included in this Annual Review represents the condensed annual financial statements of the Philips Group.

•	In this report all amounts are expressed in millions of euros (‘euros’ or ‘EUR’) unless otherwise stated.

•	The data included in this report are unaudited.

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular the outlook paragraph of the ‘Report on the performance of the Philips Group’ in this ‘Annual Review’ booklet. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2004 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s).

A discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

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Contents

4	Financial highlights
6	Message from the President
12	Governance
14	Reporting and Control
16	Our company ... our brand
18	Business profiles
Medical Systems
Domestic Appliances and Personal Care
Consumer Electronics
Lighting
Semiconductors
Other Activities
56	Cooperative business activities and unconsolidated companies
58	Report on the performance of the Philips Group
Performance of the Group
Performance by sector
Performance by region
Other information
Proposed dividend to shareholders of Royal Philips Electronics
Outlook
79	Board of Management
80	Group Management Committee
82	Supervisory Board
83	Remuneration of the Board of Management
85	Selected Financial Information
Introduction
Condensed statements of income of the Philips Group
Condensed balance sheets of the Philips Group
Condensed statements of cash flows of the Philips Group
Condensed statements of changes in stockholders’ equity of the Philips Group
Reconciliation of non-GAAP information
The Philips Group in the last eleven years
94	Shareholder information

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Financial highlights

4     Philips Annual Review 2004

all amounts in millions of euros unless otherwise stated

		2002	2003	2004
	Sales	31,820	29,037	30,319
	Income from operations	420	488	1,607
	As a % of sales	1.3	1.7	5.3
	Results relating to unconsolidated companies	(1,346)	506	1,422
	Net income (loss)	(3,206)	695	2,836
Per common share in euros	– basic	(2.51)	0.54	2.22
	– diluted	(2.51)	0.54	2.21
	Dividend paid per common share in euros	0.36	0.36	0.36
	Net operating capital	10,539	8,071	7,192
	Cash flows before financing activities	1,980	2,734	3,350
	Stockholders’ equity	13,919	12,763	14,860
	Per common share in euros	10.91	9.97	11.60
	Net debt: group equity ratio	27:73	18:82	1:99
	Employees at December 31	170,087	164,438	161,586

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Message from the President

“With the introduction of our new brand promise ‘Sense and simplicity’ we are creating a unique, differentiated positioning that will further enhance our value proposition to our customers.”

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Dear shareholder,

2004 was a year of major progress for Philips. Driven by our focus on operational performance and cost management, our financial results showed considerable improvement, delivering a return well in excess of our cost of capital. With the consistent execution of our management agenda for 2004 we also took an important step forward in implementing our strategy to transform Philips into a truly market-driven healthcare, lifestyle and technology company. And with the introduction of our new brand promise ‘Sense and simplicity’ we are creating a unique, differentiated positioning that will further enhance our value proposition to our customers.

Strong financial performance

Adjusted for the weakening US dollar, sales were up almost 9% compared to 2003, mainly in Semiconductors, driven by a rebound in the industry, and in Consumer Electronics. Going forward, however, our focus on innovation is providing Philips with a basis for stronger growth across all our divisions. Capitalizing on the significant cost savings and the process improvements we have made over the past few years, income from operations increased to EUR 1,607 million, or 5.3% of sales, moving us closer to our goal of a 7 - 10% operating margin, to be realized within one to two years from now. Income from operations includes a gain from the initial public offering of NAVTEQ (EUR 635 million) as well as an impairment charge for MedQuist (EUR 590 million) and the net cost of settlement of litigation with Volumetrics (EUR 133 million).

Results from unconsolidated companies rose to EUR 1,422 million, driven by improved performance by TSMC and our LCD venture LG.Philips LCD. Thanks to its successful IPO, the latter company now has direct access to the capital markets. We also took steps to dispose of some more of our financial holdings. Altogether, this resulted in Group net income of EUR 2,836 million, or EUR 2.22 per share. Cash flow from operating activities was strong at EUR 2,697 million. On a net basis, the Company is now virtually debt-free, which will allow us to pursue our growth plans while also returning cash to you in the form of a higher dividend.

Fulfilling our commitments

In my message to you last year, we committed to the following management agenda for 2004:

•	To achieve 14% EBITA at Medical Systems in 2004

•	To implement CE’s renewal program to achieve 4 - 4.5% operating margin by the end of 2005

•	To accelerate profitable growth through the sustained transformation of Philips into a market-driven organization

•	To increase the number of product leadership positions and the rate of innovation across the Group

•	To continue to focus on reducing indirect costs to achieve additional savings of EUR 250 million.

I would now like to review these commitments and discuss how we performed.

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14% EBITA at Medical Systems

I am very proud to report that we met our target of 14% EBITA. Actually we surpassed it, achieving 14.4% excluding the Volumetrics settlement. The management team at Medical Systems has successfully completed the integration of our recent acquisitions and has been able to create a strong platform for future growth. I am particularly pleased about our strong order book, up 16% year-on-year, driven by our innovative product portfolio. The operational start of our Philips-Neusoft venture in China in September 2004 should significantly strengthen our position in Asia and emerging markets.

We are eager to see the problems at MedQuist being resolved and will do whatever we can to support that.

Consumer Electronics’ Business Renewal Program

Consumer Electronics has been making significant advances in many areas. Its Business Renewal Program is ahead of schedule and delivering more than the expected cost savings. We have acquired Gemini’s accessories business, a high-margin activity with significant scope for expansion globally. And we are divesting our OEM monitor business and our industrial and R&D operations for monitors and entry-level Flat TVs to TPV of Taiwan, creating a more competitive cost base for our branded activities. Overall, market conditions remain challenging for the industry. Thanks to strong past-use license income, Consumer Electronics was able to compensate for its restructuring costs and low product margins, achieving an integral operating margin of 3.6%.

Creating a market-driven organization

Our efforts to transform Philips into a truly market-driven, customer-centric organization have resulted in considerable activity across a broad front. Our efforts to implement cross-divisional key account management for our top 20 accounts, both OEM and consumer retail, are fully under way, the aim being to achieve higher levels of customer satisfaction resulting in more profitable growth. Our drive to build a strong brand reached a major milestone in September with the launch of our new brand positioning, encapsulated in the brand promise ‘Sense and simplicity’.

Product leadership through innovation

My colleagues on the Board of Management and I actively review and measure the rate of innovation and new product development within each product division. This focused attention is already paying dividends. Medical Systems, for instance, recorded its strong order intake following the introduction of a number of new, highly innovative products, such as the Brilliance CT system. Equally, the stronger performance of our Lighting division is attributable to a higher innovation rate, and our unique, best-selling Ambilight Flat TV is a great result of cross-divisional cooperation on innovation.

We are also continuing our successful strategy of joining forces with major consumer brands to bring innovative new products to market, the latest being the PerfectDraft home beer system (with InBev) and the Sonicare IntelliClean power toothbrush (with Crest/Procter & Gamble).

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Reducing indirect costs

After achieving company-wide overhead cost savings of EUR 1 billion in 2003, we continued to simplify our organization and drive down costs wherever possible. With realized savings of EUR 274 million, we have surpassed our EUR 250 million target for the year. Improving the efficiency of our business support functions to ‘best-in-class’ levels should allow us to achieve another EUR 500 million in additional annual savings in the next three to four years.

Sense and simplicity

Now let me return to what was a major development at Philips in 2004 – the introduction of our new brand positioning. At its core is the promise to our customers of a more comfortable, more intuitive and more straightforward relationship with technology – and with Philips.

We encapsulate this in our new brand promise, ‘Sense and simplicity’. This simple phrase demonstrates our understanding that people want technology that gets the job done without drawing attention to itself. Products that are relevant and meaningful to them – that make sense in the context of their lives. Solutions that make it easy to enjoy the enhanced experiences that technology can offer. The advertising campaign that we launched in the last few months of 2004 illustrates our transformation into a healthcare, lifestyle and technology company. This campaign represents a significant marketing investment that is intended to drive preference for Philips over time.

Growth through a focus on healthcare

Our determination to build a strong Medical Systems division is just one reflection of the increasing importance of healthcare as a driver of growth and expansion at Philips.

In 2004 we set up a new business unit, Consumer Health & Wellness, to focus our efforts on the potentially enormous market for personal health-care and health monitoring. This emerging market is a natural consequence of the ageing of the population in many societies and the growing trend for medical treatment to move from hospitals into the home. We have already made several initial steps towards this consumer market. In 2004 our easy-to-use HeartStart defibrillator received FDA approval for over-the-counter sale to consumers, jumpstarting sales in the fourth quarter. We also started pilots for remote health monitoring with several partners. And our Lighting division is exploiting the potential of UV lighting in the quest for clean drinking water, while our Semiconductors division is researching solutions for on-chip testing of blood samples.

Growth in Asia on target

We continue to expand our presence in Asia Pacific, in line with our plans to achieve one third of our total sales in this region by 2008. In 2004, Medical Systems set up a manufacturing and R&D venture with Neusoft Group Ltd of China (Philips-Neusoft Medical Systems). We expect that this venture will not only allow us to quickly expand our presence in the large Chinese medical systems market, but will also enable us to add economy and mid-range products to our portfolio,

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for which there is great demand in China and many other developing markets in Asia, South America and Eastern Europe.

In China, Philips is already one of the largest multinationals in the country, with 20,000 employees and 15 R&D centers. Our plans to grow still further in China are on track. We are a market leader in domestic appliances and lighting, and we hold top 3 market positions in medical systems and semiconductors. In other parts of Asia too, especially in the dynamic ASEAN region and India, we are rapidly expanding our presence, building upon our long history in the region, the strength of our brand and the appeal of our products and technology solutions.

The way forward

As we have progressed, we have clearly defined and refined our strategy, which is to focus on increasing profitability through re-allocation of resources towards opportunities offering higher rates of return, primarily in our Medical Systems, Lighting and Domestic Appliances and Personal Care (DAP) businesses – areas that have demonstrated a strong return on investment. Other strategic priorities include reducing the volatility of earnings by changing to an asset-light business model for Semiconductors and Consumer Electronics. The pursuit of operational excellence and ongoing business transformation will drive productivity improvements. We will continue to leverage our brand and core competencies while building partnerships with key customers, both in the business-to-business and business-to-consumer markets. And to sustain growth in the longer term we will continue to invest in world-class innovation and leverage our strong intellectual property position. These steps should help to make Philips a more predictable, higher-margin and more cash-generative company.

We will also work hard to retain our No. 1 ranking in the Dow Jones Sustainability Index, which we are now enjoying for the second consecutive year.

Management agenda for 2005

What are our priorities for 2005?

•	To grow Healthcare as part of our portfolio

•	To continue the transformation of Philips into a market-driven organization

•	To continue the focus on innovation across the Group

•	To reduce earnings volatility of our cyclical businesses

•	To focus on further simplifying Philips.

Staying the course

On behalf of my colleagues on the Board of Management, I would like to express my thanks to you, our shareholders, for your continued support. I also wish to thank our customers for their loyalty and all Philips employees for their hard work during the year.

On a personal note I would like to thank Jan Hommen, who will be retiring from the Company at the end of April. In his role as CFO and Vice-Chairman of the Board of Management, Jan has been invaluable in

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“These steps should help to make Philips a more predictable, higher-margin and more cash-generative company.”

steering the Company through difficult times, and in building a culture of total financial transparency and strong performance orientation. We also have to say goodbye to Lo van Wachem, the Chairman of our Supervisory Board, whose stewardship and wisdom we always have valued. I wish them both all the best.

The challenge facing us all now is to further realign our Company to deliver on our new brand promise in each and every aspect of what we do and make. With rigorous and consistent execution I am convinced we can take that decisive next step on our journey toward sustained profitable growth.

Gerard Kleisterlee,

President

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Governance

Corporate Governance

For many years now Philips has pursued a consistent policy to enhance and improve its corporate governance – including its disclosure practices – in line with best practices. In its two-tier corporate structure, executive management is entrusted to the Board of Management under the supervision of the independent Supervisory Board. Both boards are accountable to the General Meeting of Shareholders for the performance of their functions. All outstanding shares carry voting rights. Continuously striving to improve relations with its shareholders, the Company aims for a fair disclosure policy and follows an active investor relations approach.

Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board and its Audit Committee, are in place for the preparation and publication of financial results and ad-hoc financial information.

The annual financial statements, observing Dutch law and applying US and Dutch GAAP, are presented for discussion and adoption to the General Meeting of Shareholders. A separate Form 20-F, certified by both the Chief Executive Officer and the Chief Financial Officer, is filed with the US Securities and Exchange Commission. As a result of its shares being traded in the US capital market, the Company is required to comply with the US Sarbanes-Oxley Act and related regulations.

The Company has disclosed and maintains a policy of strict separation between the auditing and non-audit functions of its external auditor, in line with applicable US rules and regulations. The external auditor, who is assessed by the Supervisory Board and its Audit Committee, is appointed by the General Meeting of Shareholders. A proposal shall be made to the 2005 Annual General Meeting of Shareholders to re-appoint KPMG Accountants N.V. for an additional three years.

Against the background of the continuous endeavors to improve the Company’s corporate governance, and in connection with the implementation of the Dutch Code on Corporate Governance of December 9, 2003 and new Dutch legislation, a proposal shall be made to the 2005 Annual General Meeting of Shareholders to amend the current articles of association of the Company.

Philips will address its overall corporate governance structure and the way it implements the Dutch Code on Corporate Governance in its Annual Report 2004.

Philips General Business Principles

The Philips General Business Principles (GBP) govern the Company’s business decisions and actions throughout the world, applying equally to corporate actions as well as the behavior of individual employees when on company business. They incorporate the fundamental principles on which all Philips activity is or should be based.

2004 saw the worldwide roll-out of the new version of the GBP. These have been translated into the local language – and are an integral part of the labor contract – in virtually all countries. Responsibility for compliance with the Principles rests first and foremost with the management of each business. In every country organization and in the major production sites a Compliance Officer has been appointed. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each organizational unit.

In 2004 we took a number of fundamental steps to encourage full compliance, e.g. The introduction of whistleblower policies and standardized complaint reporting and escalation procedures. Guaranteed-anonymity hotlines are now in place in the Philips organizations in North America, Latin America and virtually all of Asia Pacific.

To drive the practical deployment of the GBP, a set of Directives have been published, including the Purchasing Code of Ethics and the Financial Code of Ethics. To ensure compliance with the highest standards of transparency and

12     Philips Annual Review 2004

accountability by all employees performing important financial functions, the Financial Code of Ethics contains, among other things, standards to promote honest and ethical conduct, and full, accurate and timely disclosure procedures to avoid conflicts of interest.

In 2004 a new dilemma-training casebook was developed to heighten awareness and understanding of the general issue of business ethics and, more specifically, to promote compliance with the Philips GBP. This casebook is also widely used on introductory courses for new employees. Within our Medical Systems division, e-learning tools are deployed to ensure that the new GBP are embedded throughout the organization, and other parts of Philips are expected to adopt this methodology in the coming year.

Sustainability

Our second Sustainability Report 2003 covered the progress we made in our approach to sustainability. In 2004, for the second consecutive year, Philips was ranked number one in its sector in the Dow Jones Sustainability Index. Our Company was noted for strengthening its sustainability governance and vertically integrating sustainability management in product divisions, businesses and regions; this has enabled the Company to respond to unique market challenges in developing countries.

The focus of our 2004 report is on the process of embedding sustainability in our organization and company culture; in our product design and manufacturing process; in our business strategy; and in the relationship with our stakeholders outside the Company.

The embedding process means moving away from isolated initiatives and functions to a comprehensive, integrated and balanced approach covering the environmental, social and economic responsibilities. It involves seeing sustainability not as a simple ‘add-on’, but as part of our Company’s strategy, underlining our brand positioning. The progress we made over the past year will be demonstrated in the 2004 Sustainability Report, which features extended performance reporting. This includes new information on health and safety, the EcoDesign process, supplier management, social investments and the General Business Principles.

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Reporting and Control

Within the context of our Towards One Philips program we have devoted a lot of attention to simplifying and improving all our processes, including our financial processes.

Harmonization and standardization of processes and data have been the key drivers of the improvements and have also enabled a significant reduction in the number of IT systems. At the same time we saw many changes in the regulatory environment: increased governance and control requirements, like the Sarbanes-Oxley Act in the United States and the Dutch Code on Corporate Governance (‘Tabaksblat’) in the Netherlands, as well as the introduction of the new IFRS reporting standards in Europe.

Instead of just building additional processes and systems to comply with the new requirements we made the new regulatory requirements an integral part of the redesign of our financial processes and have embedded the improvements in reporting and control standards deep in the organization.

Jan Hommen,
Chief Financial Officer

Financial reporting

In 2004 the Company completed the implementation of a standard chart of accounts in all main Enterprise Resource Planning (ERP) systems, ensuring the same definitions are used consistently in all our units. This chart has been defined such that on the lowest possible aggregation level the information to generate US GAAP, IFRS and local GAAP is captured and stored.

The Company’s primary reporting is on US GAAP basis; starting with 2005 the Company will also report on an IFRS basis. Given the level of similarity between IFRS and US GAAP, the adaptation required in our internal reporting systems was limited. In the first half of 2003 the Company conducted an extensive gap analysis to determine the relevant differences between US GAAP and IFRS. On the basis of this analysis a project was started to define additional reporting requirements, adjust accounting policies, train staff and implement supplementary IFRS reporting. During 2004 the reporting was started internally and the audit of the additional IFRS information was organized in order to be able to publish a restatement of the 2004 financial information to comparable IFRS figures before the publication of the report on the first quarter of 2005. The most important differences affecting Philips relate to the capitalization of certain product development costs as required under IFRS, which will be a recurring item, and the one-time elimination of unrecognized pension gains and losses in the IFRS opening balance sheet.

Approach to risk management and business controls

The Company’s risk and control policy is designed to provide reasonable assurance that strategic objectives are met. It makes management responsible for identifying the critical business risks and the implementation of fit-for-purpose risk responses. The risk management approach is embedded in the periodic business planning and review cycle. The Philips Business Control Framework (BCF), derived from the leading COSO framework on internal control, sets the standard for risk management and business control in the Company. The BCF addresses financial reporting, business processes and compliance. With respect to financial reporting, a structured, quarterly self-assessment and monitoring process is used company-wide to assess compliance with the Company’s standard on internal control over financial reporting. These controls are the cornerstone of the internal assurance process that allows the management of the Company to attest the reliability of the financial information of the

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Company and the timeliness and completeness of the disclosures. On the basis of risk assessments, product division and business management determine the risks related to the achievement of business objectives and appropriate risk responses in relation to the respective business processes and objectives. To ensure compliance with laws and regulations, as well as with the Company’s norms and values for ‘doing business’, rules are laid down in the Philips General Business Principles and enforced by a global system of Compliance Officers. The Philips General Business Principles include a Financial Code of Ethics.

Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits.

Internal controls over financial reporting

In view of internal and external developments, the Company decided in 2002 to revisit and further strengthen the fundamentals of its Business Control Framework. The first of these developments is our drive to harmonize ERP systems, with SAP as the leading standard, enabling us to replace time-consuming manual controls with embedded, automated controls. The second development was the introduction of the US Sarbanes-Oxley Act and the related rules requiring, among other things, that companies should assess and review their internal controls more frequently, systematically document their findings and personally involve managers in the monitoring process.

The Company rolled out a global Internal Control Standard (ICS) on financial reporting, making use of its existing IT infrastructure to support management in a quarterly cycle of assessment and monitoring, creating full transparency of our control environment. The Internal Control Standard has been deployed in 900 reporting units, where business process owners perform approximately 90,000 controls each quarter. To support the roll-out, the Company has embarked on an extensive training program. Workshops have been organized for the Company’s Leadership Group to familiarize the top 200 in product division and functional domains with the concepts of the improved Business Control Framework. In addition, some 60 training sessions have been conducted in all regions, reaching controllers and managers in all relevant units.

Risk management

The business-specific risks are managed mainly by the businesses within the overall Business Control Framework. Treasury, taxation and pensions are managed on Group level.

Our operations and our sales are located in almost every country in the world, leading to a complex risk landscape. Furthermore, the markets themselves have been very volatile and necessitate constant and professional vigilance. As it is the Company’s objective to minimize the impact on earnings and cash flow as a result of movements in financial markets, Corporate Treasury has issued policies and guidelines to that effect. The financial risks are assessed continuously with the support of financial experts and subsequently hedged in the most cost-efficient manner.

Corporate Fiscal develops tax policies and guidelines with regard to international fiscal issues in accordance with international standards. A review system is in place to safeguard proper reporting of tax positions in the Philips accounts.

With pension obligations in more than 40 countries, the Company has devoted considerable attention and resources to ensuring disclosure, awareness and control of the resulting exposures. Depending on the investment policies of the respective pension funds and the size of their pension assets compared to their pension obligations, developments in financial markets may have significant effects on funded statuses and pension cost. To monitor the corresponding risk exposure both for the respective pension funds and for the Company, a Global Risk Reward Model for pensions has been developed. The model, which covers around 95% of the total pension exposure, allows analysis of the sensitivities to changes in equity market valuations and interest rates and the determination of optimal combinations of expected risks and returns for the respective pension funds.

Finance shared service centers

Our Global Service Units in Thailand, India and Poland are now fully operational. They are key in supporting quality-improvement and cost-reduction plans for finance operations. Processes are being standardized globally, and each service center will very soon be operating in a similar way. Global Service Units are helping us to raise our competencies and skills in Finance & Accounting. Overall we are pleased to see that these efforts are also helping to strengthen our internal controls, through increased professionalism and a deeper understanding of our processes.

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Our company ... our brand

In 1891 we lit up the world. Since then, our technology has been advancing and simplifying people’s lives in ways barely imagined. We have pioneered major breakthroughs, e.g. in medical imaging, television, lighting, optical technology and integrated circuits. And we promise to continue to make technology that is designed around people’s unique needs and is easier for them to experience, while still remaining advanced – in other words, meaningful technology.

Driven on by our mission to improve the quality of people’s lives through the timely introduction of such meaningful technological innovations, we are focusing on delivering sustained profitability in the areas of healthcare, lifestyle and enabling technology. We believe that, with our mix of consumer experience and technological expertise, we are ideally placed to deliver the kinds of solutions that will delight consumers and business customers, providing us with leadership positions in these key markets.

Our mission

We improve the quality of people’s lives through the timely introduction of meaningful technological innovations.

Our vision

In a world where technology increasingly touches every aspect of our daily lives, we will be a leading solutions provider in the areas of healthcare, lifestyle and enabling technology, aspiring to become the most admired company in our industry as seen by our stakeholders.

Our strategy

We will:

•	increase profitability through re-allocation of resources towards opportunities offering more consistent and higher returns

•	leverage the Philips brand and our core competencies in healthcare, lifestyle and technology to grow in selected categories and geographies

•	build partnerships with key customers and suppliers, both in the business-to-business and business-to-consumer areas

•	continue to invest in maintaining world-class innovation and leverage our strong IP position

•	strengthen our leadership competencies

•	drive productivity through business transformation and operational excellence.

Our values

Delight customers

Deliver on commitments

Develop people

Depend on each other

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In 2004 we entered a crucial new phase in our transformation towards one Philips. Having defined the domains we operate in – healthcare, lifestyle and enabling technology – and formulated our vision and mission, the launch of our new brand positioning marks the next step in building a company that is truly market-driven. A company that is committed to making the benefits of technology easily accessible to consumers, by delivering on its brand promise of ‘Sense and simplicity’. After all, technology is there to help us, to make our lives easier and more productive. So why is it so often such a hassle, with complexity leading to frustration?

The need to simplify the way we experience technology was something we recognized and wanted to address. We carried out research to find out if consumers shared our vision. We conducted in-depth interviews and focus groups with hundreds of consumers and customers in major and emerging markets. What we discovered was that people around the world – regardless of where they live – want the benefits of technology without the hassles. “I don’t want to build a car... I want to drive a car” as one respondent put it.

We firmly believe that simplicity is the key to successful technology. Fully in keeping with our mission of improving the quality of people’s lives by introducing meaningful technological innovations, we want to offer our customers straightforward solutions that meet their needs and wishes. Technology without complexity.

Accordingly, we are committed to designing our products, systems and services around the people who will be using them. So, no matter how advanced they are, they make sense and are simple to use.

Technology should be as simple as the box it comes in.

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Business profiles

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With the global population expanding and ageing, there is growing pressure on healthcare providers to improve the quality of the care they provide and to do so at reduced cost. Combining our expertise in medical technology and our customers’ clinical know-how, our state-of-the-art solutions are designed to meet the needs of the individual patient while enabling healthcare professionals to work more easily, faster and more cost-effectively.

Healthcare focus

We are committed to the idea that the things we make are designed around the people who will actually be using them. This commitment is reflected in our Brilliance CT family. We strive to support CT practitioners with versatile solutions and the highest level of service. Developed in collaboration with our customers, the ultra-fast, non-invasive Brilliance represents a deeper understanding of the way clinicians want and need to work.

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Medical Systems

With around 30,800 employees, more than half of them in the USA, and a presence in over 100 countries worldwide, Philips Medical Systems holds global No. 1 or 2 positions in most of the markets it serves. Medical Systems offers advanced imaging, monitoring, information technology and customer support solutions for cardiology, oncology and radiology services. Designed around both the user clinician and the patient, Medical Systems provides solutions that are easy to experience and offer both better patient outcomes and lower cost of care.

After an ambitious acquisition and integration program, Philips Medical Systems has focused on reaching a set of global leadership positions in the enabling systems and technologies for clinical excellence. Through the breadth and depth of its expanding portfolio of products and services, the division continues to make strong gains in its customer base. Spear-heading the strategy is a proposition that makes sense to the clinical community – a set of innovative, user-focused technology solutions that enable our customers to meet ever-increasing demands for patient care at lower cost and higher productivity.

Major advances

2004 was a year of significant operational improvements in terms of launching new products, simplifying the supply chain and IT infrastructure, building up the customer finance portfolio, and further enhancing the award-winning (IMV awards) customer service portfolio. The second consecutive year of underlying top- and bottom-line improvements and the recent market share gains achieved with double-digit order growth in the last three quarters of the year are all evidence of the solid execution of our original acquisition strategy.

Global leadership positions

In 2004, growth in comparable sales and underlying income continued for the second full year in essentially all market regions and modalities. Strong growth in orders was recorded in the USA, where the company’s strategic alliance proposition – simplifying the clinical procurement of all required technologies and services – has contributed to achieving major contracts with 12 of the country’s top 17 hospitals (US News & World Report). In many cases these alliances include long-term partnerships and joint research programs for the development of innovative diagnostic technologies – for better care in the future.

In the fast-growing Asia Pacific markets we had another strong year. Our targets call for a doubling of turnover within a 4-5 year timeframe. Significant investments were made in building up the sales force in both China and Japan. Also starting in 2004 was the Philips-Neusoft venture in Shenyang, China. This new global production activity, in which Philips has a 51% shareholding, will focus on CT, MR, X-ray and ultrasound products in the economy and mid-range segments. Its first products for the Chinese market were released in September 2004, with gradual phasing-in of export production planned from 2005 onwards.

Transformation to a ‘total care cycle’

A key element of the company’s value proposition

The Philips HeartStart Home Defibrillator – the first defibrillator cleared for over-the-counter sale by the US Food and Drug Administration –topped on-line retailer Amazon.com’s Health & Personal Care list as one of the most wished for products in 2004.

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The role of imaging in healthcare

While healthcare expenditures continue to rise around the world, medical imaging plays an increasingly important role in reducing overall costs and improving patient outcomes. The revolutionary developments in computed tomography and magnetic resonance allow more patients to be diagnosed more accurately in shorter times than ever before, and enable the early detection of lethal diseases such as lung cancer. For this disease and others a much better survival prognosis will now be possible, as well as less costly and imposing treatment. New digital technologies allow minimally invasive procedures in which patients can leave the hospital after a day rather than weeks. An estimated 6 million patient lives are saved every year by minimally invasive correction of crucial heart vessels, avoiding much more traumatic open-heart surgery. In a new procedure, the life-threatening collapse of weakened arteries in the brain, so called aneurysms, can be corrected under X-ray imaging, avoiding potentially crippling damage to the precious brain tissue. Also, the growing use of advanced digital image-management systems makes images available at every point of care, thus improving treatment decisions and reducing the expensive usage of films.

is the transformation from the supply of specific, clinical modalities to a ‘total care cycle’ in which the patient, and the quality of his or her life, is the focal point. Instead of isolated moments of diagnosis and intervention, the care cycle implies a continuum of care along the main dimensions of diagnosis, treatment and follow-up, often lasting throughout the lifetime of the patient. Particularly the follow-up phase – traditionally accounting for a major proportion of healthcare expenditure – opens up exciting opportunities for patient care outside the traditional hospital, using innovative monitoring and information management technologies. These enable physicians to increase the effectiveness and quality of care without the need for frequent hospital visits by patients. The focus on the care cycle also allows the company to build long-standing relationships with healthcare providers, based on adding value to the care they can deliver.

Bringing simplicity to innovative healthcare technology

Underlining the simplicity that Philips Medical Systems brings to the use of innovative healthcare technology, recent new product developments – and the order growth they have generated – demonstrate the company’s understanding of clinical needs, its ability to integrate its products and systems with customers’ existing working processes, and the advanced, future-proof nature of its solutions.

One example is the HeartStart Home Defibrillator, which provides therapy for sudden cardiac arrest (SCA), a leading cause of death among adults. In a landmark decision, HeartStart recently became the first-ever defibrillator cleared for over-the-counter sale in the United States, which means that it is considered safe and easy to use by anyone over the age of seven.

Considering that nearly 80% of cardiac arrests happen in the home, HeartStart could help save lives that would otherwise be lost to cardiac arrest. Another excellent example is the iU22 Intelligent Ultrasound system, which provides real-time 3D images, enhancing the diagnosis of a variety of patient conditions. The unique user-centric design reduces operator fatigue and increases productivity, simply because the system is so easy to use. Its ability to be adjusted for each user dramatically reduces common muscle strain and repetitive strain injury among users, while Philips’ unique iCOMMAND with wireless voice-recognition technology allows hands-free control during difficult scanning tasks. In CT scanners, the Brilliance 40- and 64-slice systems give doctors a full image of the body in seconds, allowing rapid, comprehensive organ assessment – often life-critical in trauma or other life-threatening situations. The additional image detail has a tremendous impact on the accuracy

The highly ergonomic Philips iE33 is the first ultrasound system designed to provide quantitative measurements and 3D moving images of the heart in less than one minute, thus reducing the cost of cardiac procedures.

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Philips’ Panorama 1.0T is the world’s first open high-field magnetic resonance scanner that delivers superior MR images while offering patients unrivaled comfort.

of diagnosis, while the short acquisition times also improve the clinical workflow and allow care to be extended to larger numbers of patients.

Significant new systems introduced in 2004

A number of other significant new systems have been successfully introduced during the past year. Up until now many patients have found magnetic resonance examinations in traditional cylindrical MR scanners to be an intimidating and claustrophobic experience. The revolutionary new Panorama 1.0T MR system – the first of its kind in the market – overcomes this issue with its open design. At the same time this new system offers the high image detail and contrast traditionally provided only by high-field cylindrical scanners, combining no-compromise imaging performance with maximum patient comfort. The open design is also uniquely suited to interventional procedures. The new Precedence SPECT/CT is the first multi-detector hybrid system to combine SPECT and CT data into a single image to accurately characterize pathology. This system has the potential to drastically change the way disease is diagnosed and treated, for example allowing tumors not only to be identified but also to be treated by targeted therapy at the molecular level. SPECT/ CT provides new opportunities to manage some of today’s most challenging diseases, particularly in oncology and cardiology. Finally, in the field of X-ray imaging, the new Allura Xper FD20, with its unique digital flat detector, opens up new dimensions in image quality, efficiency and clinical performance. This highly flexible cardiovascular system is designed for the vascular and mixed cardiovascular field, and for use in both diagnostic and minimally invasive interventional procedures.

Increasing role of joint development and marketing ventures

The combination of best-in-class imaging, monitoring and treatment technologies with biochemistry and life-sciences capabilities is required for continued dramatic improvements in diagnosis, monitoring and treatment. Development and marketing alliances with leading partners will therefore play an increasing role in Philips Medical Systems’ strategy. For example, strong progress was made during the year in the development – together with the pharmaceuticals company Schering – of a new optical imaging technology with a very high sensitivity to early forms of cancer. This technology involves the development of new imaging equipment and new optical contrast agents, and is expected to be applied first to mammography, and later to the detection of ovarian cancer. The system is now in clinical trial phase 2, and is expected to be on the market and in clinical use by 2009.

Another highly promising alliance, being undertaken with Washington University School

With its open, patient-friendly design, the Allura Xper FD 20 is an advanced X-ray system that captures high-resolution images of the arteries of the heart and the brain quickly and with unprecedented flexibility.

22     Philips Annual Review 2004

Designed around the patient, the Philips Precedence combines a unique gamma camera with an advanced, multi-detector CT scanner to diagnose a range of diseases.

of Medicine, St. Louis and the start-up company Kereos, will bring nano-particle technology to the diagnosis and evaluation of unstable athero-sclerotic plaque. The use of new, targeted nano-technology molecular agents in combination with Philips’ nuclear imaging and MRI technologies will open up innovative diagnostic opportunities with the potential to revolutionize the detection and treatment of cardiovascular disease, the world’s number one cause of death.

In the field of healthcare IT, a partnership with the enterprise healthcare IT provider Epic will combine the expertise of both companies to provide a complete clinical decision-support solution for the core healthcare processes. The partnership will provide a complete IT offering, based on a Patient Centric Electronic Record that covers the entire patient care cycle. Convenient information availability throughout the clinical enterprise, with a dedicated, consistent user interface, will simplify the task of physicians, improving the quality of care and increasing productivity.

Synergies and partnerships within Philips

Within Philips itself, synergies with other consumer and technology divisions and partnerships with Philips Research and Philips Design have led to a series of innovations in both product and marketing concepts. For example the ‘Ambient Experience’, pioneered by Philips Design, dramatically changes the total hospital experience for the patient, transforming traditional dark imaging rooms into an attractive, familiar environment with an infinite variety of preset lighting scenes and visual images.

Equally promising is the development, together with Philips Research, of ‘intelligent wearables’ – textiles with built-in detectors for heart function and other vital parameters, allowing real-time data transmission to patient care managers. Enabling the transmission of that data is the new medical set-top box concept, being developed in partnership with Philips Consumer Electronics and Philips Semiconductors. This uses internet technology in a way that is transparent to the patient, enabling wireless data transfer from sensor to set-top box, and from there to the patient’s care manager. Synergies are also being exploited in marketing, and a good example is the use of the DAP (Domestic Appliances and Personal Care) sales channels for the new HeartStart home defibrillator. These initiatives and the newly established Consumer Health & Wellness unit in DAP will bring the benefits of innovative concepts and technologies to the world of healthcare, but also play a vital role in opening the market for medical breakthroughs in patient care in the home.

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In the fields of personal healthcare, beauty and home care we combine our understanding of people’s needs, wishes and aspirations with our advanced technological capability to create pioneering new products that help them to look, feel and live better.

A sense of well-being

Philips Sonicare provides an excellent example of how we can take a simple idea – the toothbrush – and apply our technological competence to make it even more effective,with direct and lasting benefits for consumers. Sonicare’s patented sonic technology creates an ultra-fast bristle motion – 31,000 strokes per minute! – and drives water and toothpaste into hard-to-reach areas of the mouth and below the gumline, thereby delivering a dynamic cleaning action for cleaner teeth, healthier gums and fresh breath. Advanced technology making real sense.

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Domestic Appliances and Personal Care

Philips Domestic Appliances and Personal Care is engaged in the development, manufacture and marketing of innovative domestic and lifestyle appliances through its five business units (Shaving & Beauty, Oral Healthcare, Home Environment Care, Food & Beverage and Consumer Health & Wellness) and its own sales organizations in more than 60 countries. The division employs some 8,200 people worldwide.

With its clean lines and stylish brushed aluminum, the new Senseo Excel adds an extra touch of distinction to this groundbreaking line of coffee-makers.

Philips Domestic Appliances and Personal Care (DAP) makes a wide range of products that help people prepare healthy and tasty food and beverages, take care of their homes and garments, and enhance their appearance and sense of well-being. In short, products that improve people’s quality of life – every day.

Combining advanced technology with a deep understanding of what people are looking for in healthcare, beauty and home care, we seek to create breakthrough products that provide people with exciting experiences that help them look, feel and live better.

In doing so, we aim to achieve and consolidate leadership positions in key and emerging markets – where appropriate through partnerships and alliances – and to contribute to building the Philips brand.

Market leadership

In 2004 our main markets (Europe and the USA) exhibited growth in lower-priced segments at the expense of the more premium segments. We retained and/or gained No.1 or No.2 market positions in over 75% of our targeted markets. We are the global market leader in male shaving, the US market leader in rechargeable electric toothbrushes, and European brand leader in both steam irons and drip-filter coffee-makers.

Consumer Health & Wellness

The year 2004 saw the launch of a new business unit within DAP: Consumer Health & Wellness (CHW). This development is a natural consequence of our health and lifestyle strategy and is designed to boost our efforts in this exciting, promising field. The new business unit will focus on products and services that diagnose, monitor, improve and/or care for the health and well-being of consumers.

Partnerships

In our drive to offer consumers unique value propositions, we are open to partnering with companies who excel in their respective fields. We already work with Beiersdorf, who provide the Nivea shaving cream for our Cool Skin shaver, and with Sara Lee, who provide the coffee pods for our Senseo coffee system. In 2004 the results of several new partnerships were launched. Perfective, a state-of-the-art steam iron with a Robijn-brand anti-crease liquid in a cartridge, is the result of a partnership with Unilever, while PerfectDraft, a home draft beer system, is the outcome of a partnership with InBev, one of the global leaders in the beer market with its strong international brands such as Beck’s and Stella Artois. We have also entered into a strategic

Together with InBev, Philips has developed PerfectDraft, an exciting new system that combines a high-quality appliance and consumer-preferred beer brands in light metal kegs to give you the great taste of draft beer in the comfort of your own home.

26     Philips Annual Review 2004

The IntelliClean system brings together our Sonicare toothbrush and Procter & Gamble’s Crest toothpaste to create the first integrated power toothbrush and liquid toothpaste dispensing system, designed to deliver a dynamic cleaning action that reduces gingivitis and promotes healthy gums.

alliance with Procter & Gamble, combining the strengths of our Sonicare toothbrush with their Crest toothpaste to create the IntelliClean system, the first integrated power toothbrush and liquid toothpaste dispensing system designed to provide deep cleaning that is one step closer to the results of daily flossing.

‘Breakaway’ products

Besides the appliances produced in partnership with other leading multinationals, we also launched a number of other new ‘breakaway’ products. These include MOI, a ladies’ shaver that looks like a blade, handles like a blade, but offers the protection of an electric shaver, and a new version of the Senseo coffee system, with a fresh design and in a different material – aluminum. Another innovative product launched in 2004 and developed in close cooperation with Philips Lighting and Philips Consumer Electronics is Innergize, a multi-sensory domestic appliance that combines InfraTan and InfraRed with the scents and sounds of nature to promote an overall sense of wellness. Our research has shown that besides relaxing, consumers now want to re-energize their bodies so that they can live a dynamic, active life. Innergize meets this need perfectly by offering consumers not only a tanning experience that helps them look good, but also a way of de-stressing and ‘powering-up’. Weighing less than 20 kg (approximately half the weight of traditional foldable solaria), Innergize is easy to transport and set up.

In 2004 we successfully expanded sales of our revolutionary Sonicare toothbrush from its original US home market to Europe and Asia Pacific, while we grew the Senseo coffee system business in Germany and began the process of developing a cup-by-cup coffee system market in the USA and the UK.

MOI is a revolutionary new electric shaver that brings together the best of blade and electric shaving for the first time. It is the answer to every woman’s shaving needs: it looks like a blade and handles like a blade, but offers the protection of an electric – which means goodbye to cuts, nicks and skin irritation.

Innergize, the latest innovation from Philips Suncare, doesn’t just help consumers to get a tan that helps them look good, but also offers them a way to de-stress and re-build their energy levels.

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28     Philips Annual Review 2004

We have a vision of a world where people can access entertainment and information services wherever they are, whenever they want, intuitively and spontaneously. Without wires or any other restrictions. We call this world the ‘Connected Planet’. And we’re already making it happen.

Embracing the
connected lifestyle

We design our products around the people who will be using them, and we do this by first examining closely how they experience our technology and then tailoring that technology to their needs and wishes. Take our Ambilight Flat TV, for example. In real life you don’t just see what’s in front of you – your peripheral vision takes in what’s around you. So we have designed a TV for the way you see. Ambilight creates a glow of color around the set that matches the picture. You see what’s on the screen in sharp detail, but you feel that you’re involved in a wider scene. A viewing experience more like life. The European Imaging & Sound Association (EISA) named the Philips 37PF9986 Flat TV ‘European LCD Television of the Year, 2004-2005’.

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Consumer Electronics

Philips Consumer Electronics is a global leader in connected displays, home entertainment networks and mobile infotainment. Its Connected Planet vision will empower consumers by enabling them to access entertainment, information and services ... anywhere, anytime and any way they want to.

The division’s product range includes: TV products such as Flat TV (LCD, Plasma), conventional TV and projection TV; video products such as Home Theater in a Box (HTiB), DVD, DVD+RW,VCR and TV-VCR; audio systems, separates and portables; LCD and CRT computer monitors; mobile phones and cordless digital phones; set-top boxes; and accessories such as headphones and recordable media.

Philips Consumer Electronics employs some 17,000 people worldwide.

The vision of Philips Consumer Electronics is a world where consumers can enjoy great entertainment whenever and wherever they want – the ‘Connected Planet’. Our ambition is to be the consumer’s brand of choice in our defined domains of Home Entertainment and Personal Expression by offering them memorable, unique experiences – backed up by best-in-class service.

Against the background of the ongoing digital convergence battle, we want to become the segment leader in connected flat displays and home entertainment networks and a player in mobile infotainment.

Our strategy is to strengthen our innovative digital portfolio while linking content services to our connected products, and to improve our bottom-line performance by de-risking the business, outsourcing mature products, revamping or jettisoning unproductive categories and developing effective new go-to-market channels.

Gearing up for the future, we want to increase our brand preference by investing in marketing competencies expressing a consistent creative identity based on the Philips brand positioning.

Market successes

Despite increased competition in the marketplace caused by the digitization of products and the convergence of the IT, telecom and CE industries, sales were up on their 2003 levels. We also managed to significantly reduce our costs of organization and introduce a greater degree of flexibility through the Business Renewal Program by de-risking and reducing our asset base and by introducing new business models. We are accelerating our program of cost savings, aiming to achieve an operating margin of 2 - 2.5%, excluding Licenses.

Strategic display collaboration with TPV

In December, Philips and TPV Technology of Taiwan announced the signing of a letter of intent that will lead to the joint creation of a new global powerhouse in the competitive display market. Philips intends to transfer the manufacturing and development of its PC monitors and entry-level Flat TVs to TPV, allowing us to focus on developing our brand, concentrate on marketing and sales, and bring true innovation to the market with breakthroughs like PixelPlus and Ambilight. We will continue to compete in the display market while benefiting from the manufacturing-cost economies realized by TPV and a reduced asset base.

One of the world’s smallest jukeboxes, the GoGear Micro Jukebox HDD 070 is compact, light (107 g!) and totally hassle-free – non-stop music enjoyment on the go.

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With this DVD Recorder/Hard Disk (HDRW720), the first on the European market with an on-screen TV guide for point-and-click TV recording, you can record up to 130 hours on the hard disk and preserve the best for life on DVD.

Good progress is being made towards our goal of leading the market in flat displays. In 2004 we achieved substantial sales growth in Flat TVs, and our products have won prestigious awards from EISA, the Consumer Electronics Show (CES) and others. In Home Entertainment Networks our value propositions are also proving popular, as evidenced by the increasing market share of our HTiB and DVD recorder products. Our Connected Planet range also enjoyed positive reactions and picked up several major awards. In our Personal Infotainment portfolio we had very good results with the portable Key Ring range and the HDD GoGear micro jukeboxes.

The 256 Mb digital audio player MP3RUN from Nike and Philips provides runners with music playback as well as on-demand audible feedback like distance covered, running speed and elapsed time.

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The world’s smallest camera/camcorder/music/data combo, the GoGear Digital Camcorder Key019 offers ultimate portability and ultimate wearability. Capture and share memories, music and data files with the greatest of ease – up to 30 minutes of MPEG4 movie recording, two hours of MP3, approximately 100 pictures or 88 floppies worth of data storage.

Consumer Electronics in North America

In 2004 we aggressively implemented and accelerated our Business Renewal Program for North America. This allows a more flexible and focused go-to-market approach, with specific business models for different product segments.

This latest move follows the reorganization of the Atlanta headquarters at the end of 2003, the restructuring and relocation of the business solutions activities to Colorado Springs, and the agreement with IBM to transform and manage our service activities in North America.

In 2004 Philips acquired Gemini Industries, the leading North American supplier of consumer electronics and PC accessories. This will allow us to significantly grow our high-margin peripherals and accessories business activities on a global scale.

Exit from front projector business

In the course of the year we exited the front projector business. Although the market is growing, a rapid industry consolidation is taking place. It would have taken considerable investment to carry on and achieve a leading market position, and it was felt that our best interests would be served by discontinuing our development and manufacturing activities in this field.

Successful partnering

Partnerships are key to the realization of our Connected Planet vision. Over the last year we continued to expand our alliances and partnerships as a means of entering new markets based on the changing lifestyle needs of consumers.

For example, we concluded a global partnering deal to jointly develop and deliver Yahoo! content and internet services through our Streamium internet-enabled home entertainment devices.

Delivered via broadband internet connections, a wide range of personalized Yahoo! entertainment and information services will be extended beyond the PC and throughout the home.

Nike and Philips expanded their range of stylish portable sports audio products in 2004, with two new digital audio players, a digital FM radio and the MP3RUN, a digital audio player with innovative speed and distance monitoring. This unique combination provides runners with music playback as well as on-demand audible feedback like distance covered, running speed and elapsed time.

Leveraging the strengths of One Philips

Reflecting our commitment to partnership as a key driver of our strategy, we are also constantly seeking to leverage the strengths available to us within Philips, e.g. in R&D and design. For instance, we work closely together with Philips

Part of our Connected Planet vision, the Streamium Wireless Multimedia Link SL400i provides a wireless ‘bridge’ for content stored on a PC or available on-line to be streamed by WiFi to the living room. You can then listen to music on your hi-fi or view digital videos or photographs on TV.

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In 2004 our products again captured a host of prestigious awards around the world. The Consumer Electronics Association (CEA) gave us 21 Innovation Awards – more than any other consumer electronics company – at the annual Consumer Electronics Show 2004 (CES).

Additionally, we won a number of coveted EISA and iF design awards. The EISA judges – drawn from 50 audio, mobile electronics, video and photography magazines in 20 countries – named this 37PF9986 Flat TV ‘European LCD Television of the Year, 2004-2005’. In addition, the Philips Streamium Wireless Multimedia Link SL400i (below left) won EISA’s ‘European New Media: Video of the Year, 2004-2005’ award.

Semiconductors to develop innovative products such as the combination DVD Recorder/Hard Disk and the Ambilight TV. Semiconductors’ Nexperia platform supports advanced multimedia features and emerging standards, enabling us to get our products to market quickly and economically – a powerful example of cross-company synergy.

The communications revolution has transformed our lives. At Philips we are integrating more and more applications into portable devices, offering ‘connected’ consumers even more enjoyable experiences.

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34     Philips Annual Review 2004

We’ve been lighting up people’s lives for over one hundred years, securing our position as the global market leader through an unstinting commitment to technological innovation. Allied to this, we are constantly seeking to develop a deeper understanding of our customers’ needs and desires by asking ourselves how lighting can do more for people in their daily lives.

Lighting up lives

We believe that lighting is about improving people’s environment. On a practical level, it can be used to provide safety and security. But it can convey emotional warmth as well, enabling people to feel better, relax and enjoy themselves – at home, in shops, at work, and in their leisure activities. Deployed imaginatively, it can also help to rehumanize our cities, creating a unique and appealing ambience for residents and visitors alike.

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Lighting

Philips Lighting is No.1 in the global lighting market. The division consists of four lines of business – Lamps, Luminaires, Lighting Electronics and Automotive, Special Lighting & UHP. Across Europe, North America, Latin America and Asia Pacific, Philips Lighting employs some 44,000 people.

Our mission is to improve people’s lives with our lighting products, systems and services. Consistent with Philips’ ‘Sense and simplicity’ brand promise, we do this based on a thorough understanding of people’s needs, desires and aspirations, applying our leading-edge technological capabilities to create advanced, user-friendly lighting solutions.

Our ambition is to achieve profitable growth in developing markets, in key accounts with leading global customers, in innovative new application segments and in our existing markets.

End-user-driven innovation, marketing excellence, supply excellence and people are the key drivers for our business as it moves forward. Focusing on these areas at the same time as pursuing a policy of continuous improvement, strict control of costs and optimum asset utilization will confirm our leadership position.

We want to be recognized by all our stakeholders as setting the pace in the lighting industry, as the best partner to do business with, as the best company to work for, and as a responsible corporate citizen contributing to the sustainability of society at large.

Leading the field

Lighting continued to outpace the competition in 2004, further improving its processes and achieving success through product innovation and strong cost management. Products driving this performance include CDM MASTER Colour (for shop lighting), UHP (in consumer electronics applications), Xenon (car headlights) and T5 (office lighting).

In UHP we introduced a new range of products for rear-projection TV. In November, Philips’ UHP lamp technology was recognized with an Emmy Award for “Excellence in engineering creativity in the area of lighting solutions for large screen projection TVs” in New York. The National Television Academy praised the long-life, high-brightness UHP lamp for its contribution to stable picture quality and guaranteed system reliability. In a relatively new application field we delivered a first 12 W EUV (extreme ultraviolet) light source to ASML for research into the design of new lithography equipment for the manufacture of the next generation of semiconductors.

Based upon the leading-edge high-power LED technology developed by our Lumileds Lighting venture, we have launched solid-state lighting modules and luminaires for general lighting. The main applications are decorative lighting of buildings and shop lighting, where

Light is a means of production for the horticultural grower. Working closely with several OEM partners, Philips has delivered a performance breakthrough with the introduction of the 600W SON Green Power lighting system.

36     Philips Annual Review 2004

Philips has extended its MASTER TL-D Super 80 range with two new products: MASTER TL-D Xtra and MASTER TL-D Xtreme. These lamps enhance our customers’ business by optimizing lighting performance through reduced early failures and greater lifetime reliability.

the colored lighting, dynamics and structural integration are important benefits. We also intend to develop modules for (front and rear) car lighting.

Gold in Athens

TV audiences, spectators and competitors alike benefited from the enhanced sporting experience offered by Philips ArenaVision floodlighting when the Olympic Games returned to their ancient birthplace and the city of their revival. ArenaVision, which has become the standard in top sports lighting, combine color quality and brilliance with reduced light spill and glare to create a more thrilling stadium atmosphere and television experience.

Philips supplied the lighting for no fewer than 28 of the 33 venues in Athens where a permanent lighting installation was required. This included the delivery of over 4000 ArenaVision floodlights.

The Olympic Games in Athens in August 2004 are generally recognized to have been among the most successful ever held. Philips was a key contributor to this success, having supplied the lighting for most of the main stadiums and for the city beautification projects carried out ahead of the Games to get Athens looking at its very best.

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Philips Lighting recognizes the rising tide of innovation in China and is therefore building up its own R&D capabilities in Shanghai to focus on commodity products, as well as developing the outsourcing of components and lamps, and entering into joint development projects with supplier partners.

But this was not the only major sports event at which Philips proved its leadership in sports lighting. The company also supplied total lighting solutions for the Luz stadium in Lisbon (Portugal) that hosted the final of Euro 2004 soccer championship, as well as for the stadiums in Coimbra, Leiria and Braga.

Advanced technology for greater road safety and comfort

Contributing to increased safety and comfort on the road, Philips’ NightGuide car headlight provides controlled light and maximum illumination where today’s driver needs it most, thanks to 3-in-1 lighting safety technology. NightGuide’s use of different colors in three distinct zones gives the better visibility needed to anticipate driving challenges. A clear white light creates a safety zone by providing 50% more illumination on the road ahead compared to standard lamps, as well as a 10 - 20 m longer beam. A yellowish light on the left side of the beam pattern creates a comfort zone allowing enhanced focus on the safety zone. And a bluish light on the right side of the beam pattern creates an information zone by providing better reflection of roadside information.

Dynamic lighting

Daylight – the form of light with which we are most comfortable – is never constant. It changes throughout the day and over the seasons, affecting our emotions, moods, perception and performance. By bringing the dynamics of daylight into the office we can create natural lighting that stimulates and inspires those working there.

Using the potential of dynamic lighting, Philips’ Savio system enables the creation of ‘personal light’ and ‘dynamic ambience’. Personal light allows individuals to control the lighting according to their personal preference. Dynamic ambience controls the ambient lighting in an entire room, animating the space by changing the lighting level and color temperature according to a programmed scenario.

A reliable response to customer needs

Replacing lamps prematurely is an expensive and inconvenient exercise in locations where the ceilings are high or difficult to access, such as in the food and drink industry, the car industry and in warehouses. Discussions with our customers identified a potential 70% saving on lighting costs if the reliability of fluorescent lamps could be further improved. Now a solution is available. Philips’ MASTER TL-D Xtra has a survival rate of 90% after 21,000 hours’ operation, which makes the lamp life at least twice that of commonly used fluorescent lamps. MASTER TL-D Xtreme has the same survival rate after no less than 36,000 hours.

Lighting is one of the rare automotive features that can actually prevent accidents rather than just help survive them. Philips NightGuide headlamps project refined and focused light into three distinct color zones to provide today’s driver with the better visibility needed to anticipate driving challenges.

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With its sophisticated lighting technology elegantly concealed by its stylish appearance, Savio brings the dynamics of daylight into the office to create natural lighting that stimulates and inspires those working there.

Rich, vibrant colors

Shoppers can experience dazzling retail displays of merchandise in all their true, rich and vibrant colors thanks to the new Mini MASTER Colour lamp. This miniature version of the highly successful CDM MASTER Colour with its crisp white light meets the demand for smaller systems, offering greater design freedom for accent and display applications.

Working together to help children in hospital

In 2004, Philips Lighting collaborated with Philips Medical Systems and Philips Design on a ‘One Philips’ project at the Chicago Lutheran Hospital. A Philips ambient lighting solution in the Pediatric CT Room is designed to make visiting hospital a less traumatic experience for children. Prior to the medical procedure, the child selects a favorite toy, which (via a Philips Semiconductors RFID connection) triggers an ambient theme. The ‘magic’ of the theme, created by projections and changing lights, then focuses the child’s mind on the surroundings, lowering the anxiety associated with the procedure and medical context.

Gearing up in China

For Philips Lighting, China is becoming an increasingly important source of supply for products and components. To ensure a sustainable quality and supply chain performance on the part of suppliers, the company is also very quickly ramping up its design and purchasing competencies there. All Lighting businesses are part of this process and make use of a shared back office. These enhanced design and purchasing activities will serve as a springboard for the creation of more upstream innovation activities, which will exploit the local innovation talent base. In an important development, our UHP (Ultra High Performance lamp, the leading light source for digital display projection) business has opened up manufacturing operations in Shanghai, bringing it closer to the customer base, which is rapidly transferring production to China.

Sustainability – serving rural communities in India

Indian households – especially in the countryside – are often confronted with the lighting problems of non-ignition of the lamp and early failure of the ballast, caused by the extreme voltage fluctuations often encountered in that country.

In 2004 Philips introduced a new electronic ballast that functions effectively in a voltage range of 120 - 380 V and can withstand spikes from voltage stabilizers, faulty switches, etc. Efforts are ongoing to make this product available via small retail outlets in even the most isolated rural areas in India.

In November 2004, Philips’ UHP lamp technology received an Emmy Award for its contribution to stable picture quality and guaranteed system reliability of large-screen projection TVs.

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We are the ideal partner to help create tomorrow’s ‘digital lifestyles’, providing enabling solutions that are designed to grow and evolve as our customers – and their customers in turn – realize the full potential of fast-evolving digital technologies.

Enabling technology
evolving solutions

Society is entering a new age, where every aspect of our lives will be enabled by technology. Continuing our long and proud heritage of innovation, we need to make sure that the enabling technologies and products we develop not only empower our customers, but also are adaptable and future-proof. Products like our Nexperia chip family, which allow manufacturers of next-generation multimedia appliances to innovate new products by means of easy software upgrades rather than altering the physical design.

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Semiconductors

Philips Semiconductors is a leading supplier of silicon system solutions and ranks among the top ten semiconductor manufacturers in the world. Our focus is on ‘connected consumer’ applications that enable consumers to access and share content easily. With 35,100 employees and a sales force delivering to 60 countries, we serve the consumer, communications, automotive and computing markets.

Philips Semiconductors’ vision is one of a world in which ‘connected consumers’ can connect to information, entertainment and services, wherever and whenever they like. This vision is already becoming reality. For example, we are seeing the convergence of multiple functions in popular devices, e.g. mobile phones that also feature digital television reception and internet browsing. We are also seeing many stand-alone devices such as televisions, PCs and portable devices becoming wirelessly interconnected. It is this combination of functionality and connectivity, delivered by our semiconductor solutions, that allows our customers to build appealing applications and end-user devices that serve today’s consumer needs.

Our focus is on integrated system solutions and production-ready reference designs that enable our OEM and ODM customers to deliver compelling products with short time-to-market and at low cost. To this end, we apply Philips’ brand promise of ‘Sense and simplicity’ – which is founded on the idea of technology being as simple to use as the box it comes in – in both our solutions and our ways of working.

Effective technological innovation and capital-efficient manufacturing – in many cases in partnership with others – are key elements of our drive to become a less cyclical, more consistently profitable business.

Creating the conditions for sustainable growth

2004 contrasted sharply with the fab under-utilization and sluggish growth that characterized much of the industry in 2003. Average capacity rates over 2004 exceeded 90%, and our capital-efficient manufacturing strategy – built on the premise that in an inherently unpredictable industry it is more important to build in flexibility than complex forecasting – served us well. Having become more asset-light in 2003 with the closures of Albuquerque and San Antonio, we have since strengthened partnerships and agreements with external foundries, allowing us to outsource a larger percentage of current and future capacity needs.

Furthermore, our strategic partnership with STMicroelectronics and Freescale in Crolles, France, has delivered competitive advantages in breakthrough technologies such as 90-nm silicon, which will generate substantial improvements in speed and power reduction as well cut costs and accelerate the arrival of new ‘connected consumer’ products and features. We are now world-class in the delivery of

The combination of functionality and connectivity delivered by our semiconductor solutions enables our customers to build compelling applications and end-user devices that meet the needs of today’s consumers.

42     Philips Annual Review 2004

Our strategic partnership with STMicroelectronics and Freescale in Crolles, France, has delivered competitive advantages in breakthrough technologies such as 90-nm silicon. This will speed up the emergence of new ‘connected consumer’ products and features.

90-nm technologies and ahead of the field with the first chips to use 90-nm for low-power, battery-operated applications.

In 2004 we also continued to drive down costs in relation to R&D, IT and other overheads. With our capital-efficient manufacturing strategy and our lead in 90-nm technologies – together with our focus on ‘connected consumer’ applications – we believe we are creating the right conditions for sustaining growth.

Consumer applications update

We continue to develop our Nexperia Home portfolio of products for digital multimedia applications. In 2004 we launched the Philips Nexperia Personal Media Player reference design. With its unique combination of media processing, network connectivity and display enhancement, it offers consumer electronics manufacturers a high-quality and reliable platform for next-generation personal media devices. Ultimately, consumers will be able to listen to thousands of hours of music, watch hours of movies and store hundreds of digital photo albums – all on the go. We also launched the world’s first semiconductor reference design for a DVD+R/+RW and hard disk drive (HDD) combination, enabling our customers to deliver on fast time-to-market plans for the introduction of DVD+RW recorders with integrated HDD.

In addition, to support and encourage the growing list of third-party developers who are providing software for Nexperia Home systems, we launched a Nexperia Partner program that will provide technical support, development tools and promotion for qualified developers. Also in 2004, Philips and Samsung announced their intent to develop and implement the Universal Home Application Programming Interface (UH API) to speed development of ‘connected consumer’ applications. Both these programs mean more features at ‘living room’ prices for consumers.

Mobile applications update

In September 2004, TCL & Alcatel Mobile Phones selected the Philips Nexperia Cellular System Solution to deploy highly reliable, cost-effective EDGE (Enhanced Data for GSM Evolution)-enabled mobile phones for the mid- and high-range markets. As the mobile multimedia market grows, more and more mobile operators around the world are considering EDGE implementation in their mobile networks in order to attract new subscribers and to generate new revenue streams. EDGE enables high-speed wireless data applications – such as real-time audio and video streaming, digital photo imaging, MP3 music capabilities, MPEG4 video playback and

Philips’ contactless chip technology is to be used in a new e-ticketing system for the Great Wall of China.

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The reference design for the Philips Nexperia Personal Media Player combines high-quality digital audio and video processing, wired and wireless connectivity, and exceptional picture quality to give manufacturers a flexible platform for developing portable media player and recorder devices.

interactive games – and is expected to account for nearly a quarter of GSM handsets produced worldwide by the end of 2005 and close to half by 2007.

In October, T3G Technology Co., Ltd made the first call on its new TD-SCDMA (Time Division Synchronous Code Division Multiple Access) modem IC developed together with Philips, Datang Mobile and Samsung. This landmark achievement was a significant step for the TD-SCDMA Industrial Alliance responsible for promoting homegrown 3G wireless telecommunications standards uniquely focused on achieving widespread communications capabilities in China’s rural environment.

With the increasing diversity and complexity of mobile communication technology, the performance of the RF (Radio Frequency) elements of mobile phones needs to become

44     Philips Annual Review 2004

Our radio frequency identification (RFID) solutions facilitate secure payment transactions and enable the consumer to access a wide range of services while on the move.

more efficient. To address this imperative, Philips has introduced RF SiP (System-in-a-Package) featuring a dramatic reduction of component count in the RF section of Nexperia Cellular System Solutions. In addition to providing additional space, SiP allows manufacturers to make significant savings. The plug-and-play integration eases the design-in process, improves printed circuit board reliability and facilitates multimedia features integration. As a result, manufacturers can bring highly competitive handsets to market faster.

Mobile displays

Mobile Display Systems (MDS), which includes the telecom speaker activity, is a leading supplier of mobile displays for the telecommunications, automotive and avionics markets. MDS offers customers a single source for complete and integrated solutions for the telecom and Personal Digital Assistant (PDA) sectors.

In 2004 it passed a milestone with the shipment of its billionth display.

Growth technologies

Philips has shipped over one billion RFID (radio frequency identification) chips, many of which are being used in contactless smart cards – an application that continued to demonstrate rapid growth in 2004. This technology is gradually forming the basis for the development of contactless public transport ticketing systems around the world. Over 70 cities in China now use RFID-based public transport infrastructures, making it easier for passengers to pay for and access public transport services as well as creating more efficient transaction and passenger flow tracking systems for transport operators.

In 2004 we announced that the Beijing Municipal Administration and Communications Card Co.

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As the amount of business and holiday travel increases, security continues to be a top concern for governments worldwide. Smart passport solutions help to reduce fraud and forgery of travel documents, which means enhanced security and convenience for travelers. In 2004, Philips’ SmartMX chip solution for e-government smart-passport projects became the first of its kind to receive highest-level security certification.

had opted for Philips’ contactless chip technology in a new e-ticketing system for the Great Wall of China. NASA also selected Philips’ contactless chip technology to secure smart card access to its facilities in 2004.

RFID has a tremendous future across a wide front. In January 2004 we announced a joint initiative with IBM to develop customer systems for RFID and smart card applications. The goal is to create a secure self-contained contactless silicon environment in which financial and personal data can be securely processed and transacted to protect the business world and the consumer from fraud and ultimately enable the consumer to access a wide range of services while on the move. In 2004 we also made announcements with Visa International and other leading players in relation to new secure payment transactions using RFID services. We anticipate the emergence of many more RFID applications in 2005 and beyond.

Near Field Communication (NFC) is also an exciting growth area. Evolving from a combination of RFID and interconnecting technologies, NFC technology bridges today’s connectivity gap. It enables the simple transfer of information – ranging from phone numbers to electronic transactions – and allows people to interact with their environment without needing to navigate complicated menus or perform complex set-up procedures.

NFC opens up a host of new opportunities for the ‘connected consumer’. For example, an NFC-enabled phone will soon become an electronic purse for users of certain transportation systems around the world. Users will be able to load the phones with electronic tickets via easy-to-use ticketing machines in stations. When passengers board trains, buses or trams, they simply place their phone in front of an electronic reader, which scans the phone to calculate the fare and deducts it from the current balance. The system will also ensure that all fares are credited to the appropriate public transport company.

In 2004 we announced the establishment of the NFC Forum together with Nokia, Sony and Samsung. In November Philips, Nokia and RMV, the public transport authority for greater Frankfurt, announced a joint project to trial an NFC ticketing solution that enables customers using the Nokia 3220 mobile phone to access RMV’s bus services.

Automotive

The car is fast becoming the most sophisticated electronic device the average consumer will buy, capable of providing more than just a means of getting from place to place. The car becomes

46     Philips Annual Review 2004

an integrated part of a connected world: a world where drivers and passengers feel ‘at home’ in their car, enjoy the time they spend on the road, and reach their destination safely and efficiently. Philips Semiconductors is leading the way in integrating the latest technology and functionality, ranging from security and safety devices to performance and engine management systems, thus transforming the motoring experience for both driver and passengers.

Philips is a founding member of the FlexRay Consortium, together with BMW, Bosch, DaimlerChrysler, General Motors, Motorola, and Volkswagen; this consortium is working to develop standards for automotive control applications such as X-by-Wire, which aims to replace the mechanical and hydraulic parts used in cars with a network of fault-tolerant electronic systems. Philips is also a founding member of the Safe-by-Wire Plus consortium, in which leading automotive suppliers are developing a global standard for networking automotive-occupant safety systems.

Philips partners with the automotive industry in offering the semiconductor solutions that ensure that drivers and passengers have a safe, comfortable and entertaining trip.

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Almost every aspect of our lives is affected by technology in one way or another. Because it is so vital to the way we live and interact with each other, our research activities are based on the belief that technology should be centered around people, enhancing every moment of our lives while remaining simple to use and unobtrusive.

User-focused innovation

Our innovations are designed around people. We study and involve end-users in our research and development in order to learn what people want to do with our technologies and how to make products easy to use. With 130 hours of programming, a user-friendly on-screen program guide and one-touch recording, the Philips DVD Recorder with hard disk (DVDRW720) provides a perfect illustration of our ‘Sense and simplicity’ brand promise.

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Other Activities

This sector comprises several groups of activities: the Technology cluster, Corporate Investments, Global Service Units and Philips Design.

Technology cluster

With approximately 4,800 employees at some 20 locations worldwide, the Technology cluster is an innovation powerhouse with organizations dedicated to:

Research – generates innovations and inventions, supporting Philips’ product divisions with long-range vision and feeding their innovation pipeline.

Intellectual Property & Standards – protects and exploits the value of Philips’ portfolio of intellectual property rights: 100,000 patent rights, 22,000 trademarks, 11,000 design rights and 2,000 domain names; licenses world-class technologies; participates actively in new standards in areas such as optical storage and content management.

System integration services – making technical ideas feasible for implementation in products, equipment and processes (Center for Industrial Technology, CFT), carrying out first-of-a-kind product and system integration projects (PDSL), and developing embedded software on demand (TASS).

Emerging businesses – transforms R&D projects into new businesses (Technology Incubator) and markets software solutions for mobile multimedia (Software).

Technology, competence and innovation management (CTO Office).

In the areas of healthcare, lifestyle and enabling technology, the Technology cluster feeds the value chain with meaningful technological innovations, enabling our business partners to improve their time-to-market and innovation effectiveness and thus achieve profitable growth.

We are the partner of choice for Philips’ product divisions to help them turn these innovations into advanced products. We stimulate the exploitation of technology synergies across the product divisions through our shared labs and competences.

We invest in world-class competencies and technologies that are essential for the Company’s product divisions, but also leverage these to external customers, in order to realize maximum return on investment. Our technologies are made available in the form of patent and technology licenses, software and hardware

We are investigating a new magnetic biosensor technology based on the use of magnetic nano-particles, which promises to radically improve the speed, sensitivity and reliability of biomolecular diagnostics.

50 Philips Annual Review 2004

In September 2004, the ElectroMagnetics and Cooling Competence Center at the High Tech Campus Eindhoven opened its doors, offering unique integrated capabilities to analyze and optimize the electromagnetic and thermal compatibility of electronic products and designs.

components, prototypes, competencies and services (design, system integration, and testing). Where appropriate, we incubate emerging technologies until they are ready for transfer to a business unit.

Our innovations are developed in close interaction with users and partners, in order to ensure that as well as being advanced, they are designed around end-user needs and are easy to experience.

Technological innovations that help improve our health and wellness

The Technology cluster leverages the broad technical competencies within the Philips Group to our growing healthcare applications. For example, we are investigating a new magnetic biosensor technology that promises to radically improve the speed, sensitivity and reliability of biomolecular diagnostics for applications such as protein and pathogen monitoring, near-patient testing in medical centers (blood, urine, saliva tests etc.), and ultimately home testing by individuals. Our biosensor measures the magnetic field created by magnetic nano-particles that bind to target molecules in a biological assay. Compared to optical sensing methods, the use of magnetic nano-particles not only eliminates the additional steps required to bind optical labels to the target molecules: it also promises biosensors that are up to 100 times more sensitive than existing devices.

Patents and technologies that make content protection more transparent

The Technology cluster develops, manages and exploits patents and technologies in key application areas, such as content copy protection and digital rights management. The Technology cluster has continued to strengthen Philips’ position in the field of Digital Rights Management (DRM), a crucial technology for enabling safe distribution and usage of digital content among all kinds of devices and networks. Philips is playing a leading role in bringing DRM technology to the market by participating actively in various initiatives such as a patent pool for DRM and the Coral Consortium for developing an interoperable DRM system, involving six other major media and technology companies.

In 2004, Philips and Hewlett Packard started a licensing program for a Video Content Protection System (VCPS). VCPS-enabled products will allow consumers to record video from digital television broadcasts under the FCC’s Broadcast Flag regulation. VCPS is designed to be used with DVD+R, DVD+RW and DVD+R DL optical discs.

An innovative watermarking technology has been introduced for forensic tracking of video material. By embedding a unique, invisible and indelible identifier into video material, the solution allows content owners to identify illegal copies of their video material and even the source of these copies. The effectiveness of the new watermarking solution has already

The HD 1500 Dolby Digital wireless headphone gives freedom of movement combined with high-quality sound. Its technology was designed to provide a virtual-surround sound experience for home cinema applications. We applied our world-class capabilities in sound and acoustics, electronics and software to the development of this product, which received a CES Innovation 2004 Award.

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In 2004 we opened Microsystems Plaza (MiPlaza) – an advanced center for microsystems and nano-technology – to the outside world, enabling collaboration with other innovative companies active in these areas. It has a state-of-the-art cleanroom infrastructure and a full spectrum of material characterization facilities, resulting in a faster rate of development and a shorter time-to-market.

been spectacularly demonstrated during the 2003 Academy Award season by the discovery of digital versions of several Oscar screeners on the internet and the black market, and identification of the illegal copy routes.

At product level, we have released LifeVibes Trust, an advanced DRM software solution which enables well-protected distribution of entertainment, business information and medical data in a way that is really transparent and easy to use.

Collaboration with Chinese universities and standardization bodies

Philips’ investments in China in both manufacturing and research demand a solid intellectual-property system to secure inventions, models and brands. China also needs a solid intellectual property rights (IPR) system, to secure its local innovation and to be attractive for foreign investors. A solid IPR system creates a win-win situation. Based on that principle, Philips works closely together with Chinese government officials to create awareness of IPR among consumers and the industry. As a result, Philips has started an IP Academy at two of the most famous universities in China, Renmin and Tsinghua, delivering and exchanging IP experts and sponsoring IP research.

To further enhance our position, we actively participate in Chinese efforts on standardization in the field of communication and entertainment systems through close cooperation with local standardization bodies (e.g. China Communication Standards Association) and both local and international technology partners.

Cooperative relationships have been established between Philips, Eindhoven University of Technology and these leading Chinese universities, to further strengthen Chinese-European collaboration in a joint industrial and academic setting. Philips currently runs 15 research and technology centers in China, including the Philips Research East Asia laboratory in Shanghai, which already has a network of collaborations with Chinese universities in place.

Enhancing key competences through alliances and open innovation

The Technology cluster works together with leading scientific institutes and technology partners to continuously enhance our world-class competencies. We have opened our High Tech Campus in Eindhoven, the Netherlands, to other technology companies in order to stimulate open innovation. We also make our competencies available to key partners and customers.

Another good example of our commitment to open innovation is provided by the Handshake Solutions business within our Technology Incubator, which offers a rigorous design methodology and associated toolset for clockless, self-timed circuits. This business has entered into a strategic alliance with ARM Ltd, the world’s leading supplier of 16/32-bit microprocessor

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cores, to share competences to develop and commercialize clockless ARM cores.

Philips Optical Storage

Philips Optical Storage provides optical pick-up modules, drives and media for CD, DVD and Blu-ray to the consumer electronics, PC, automotive and media industries. Our market position is based on our in-house technology, system integration skills, intellectual property portfolio, time-to-market performance and our ability to set world standards. We are especially well positioned in the automotive market and the high-growth DVD+R/RW consumer electronics, PC and media markets.

Optical storage will continue to be the main technology for recording and playback of published and personal content. Archival of broadcasted and personal content is expected to be a growing application on DVD+R/RW, while high-definition video playback and recording will grow the demand for third-generation optical storage in both PC and consumer electronics configurations.

Philips Optical Storage has developed a ‘triple writer’ optical pick-up unit (OPU) that will enable mass-market products that record and play back all major optical disc formats: CD-R/-RW, DVD+R/+RW and the next generation in optical storage: Blu-ray Disc. This will offer a great consumer experience: one slot accepting all major disc formats for audio, video, pictures and data.

Philips Optical Storage employs some 6,000 people.

Corporate Investments

Corporate Investments, with some 9,300 employees, manages a portfolio of businesses that strategically no longer fit in the current product divisions. Most have been earmarked for divestment, while others are temporarily parked for reallocation to strategic initiatives or are being redesigned for other purposes. The most important businesses in this group are:

Assembléon

Assembléon is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of Surface Mount Technology (SMT) placement equipment. Its customers use Assembléon machines to place surface-mount devices and other electronic components on printed circuit boards.

Philips Enabling Technologies Group

Philips Enabling Technologies Group (ETG) operates in the business of system integration of mechatronic (sub)systems and modules for OEMs in the high-tech capital equipment industry. As a system supplier, it covers the value chain from (co) engineering through parts production to assembly and testing.

Philips Annual Review 2004 53

At the Philips Experience Showroom in Singapore, every touchpoint – from the space itself and the images on display right down to point-of-sales material and shopping bags – embodies Philips’ brand values and communicates consumer benefits.

Philips Business Communications

Philips Business Communications (PBC) is a leading provider of enterprise communication solutions that enable small to large-sized organizations to exploit the power of integrated voice and data communications.

Other businesses in Corporate Investments are: Philips Advanced Metrology Systems, Philips Aerospace, HighTech Plastics, Ommic, CMS France, Philips Power Solutions and Anteryon.

Global Service Units

All support functions, including Finance, Human Resources, Information Technology, Non-Product-Related Purchasing and Facilities Management, have made significant progress in turning our Global Service Units strategy into reality. As part of our One Philips approach, Global Service Units help us achieve significant organizational synergies that are key to our cost-reduction plans. But our aim is also to implement standard business solutions that are advanced, easy to experience for our customers, partners and employees and designed around our business needs.

The professionalism of our service organizations and standardization of our internal processes will help us respond better and faster to changes in the corporate and business environment, and support our growth ambitions more effectively. With Global Service Units, Philips is becoming a leaner and more agile company with a stronger focus on its business objectives.

The Global Service Units employ some 3,500 people.

Philips Design

With 12 locations and some 400 employees worldwide, Philips Design is one of the leading design forces in the world today. By providing design solutions that harness technology to improve the quality of people’s lives, we create value for customers both inside and outside Philips.

In 2004, Philips Design continued to focus on ensuring that consumers recognize and experience Philips as an outstanding company with a single, distinctive identity. In practical terms, this means we apply our various design competences to make the Philips brand promise tangible through solutions that are ‘designed around you’,‘easy to experience’, and ‘advanced’.

Understanding people

To make sure our products are genuinely ‘designed around you’ (i.e. fully in line with the needs, wishes and requirements of customers and consumers), we conduct extensive research into people, cultures and societies. Applying insights from the social sciences, we identify emerging trends, exploring mindsets and lifestyles to develop hypotheses about people’s values and needs. Then, using unique, advanced design methods and tools, we distill this valuable

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The Ambient Experience radiology suite completed at Advocate Lutheran General Children’s Hospital in Chicago in 2004 provides a stunning illustration of Philips Design’s collaborative vision in action – helping to create an environment that is truly patient-friendly, especially for pediatric patients. Similar to the suite shown here, it features a Philips scanner in a room with curved walls, creating a softer, friendlier environment. Patients about to undergo a medical scan can choose a mood theme – or ‘ambient environment’ – for the room by waving a radio frequency card over a reader, which triggers special lighting and animated images projected onto the walls and ceiling. The soothing effect of this will lower stress for both patients and their families, making the experience better for everyone. This is also seen as a way to help hospitals to work more efficiently.

knowledge and feed it into a business value creation process. The outcome is a set of solutions that fit naturally into the context of people’s lives, and that are therefore experienced as authentic, meaningful and relevant.

Quality experiences

At Philips Design, we are committed to designing innovations that are ‘easy to experience’, i.e. simple, intuitive and pleasant to access. We seek to optimize the quality of an individual’s experience at each and every touchpoint during their engagement with our products and our brand. A good example of this approach is the ‘Ambient Experience’ designed for Philips Medical Systems: it demonstrates the beneficial effects a welcoming, user-friendly medical environment can have on patients, clinical staff and a hospital’s competitive position.

Design leadership

‘Advanced’ design solutions today can only result from in-depth research and cutting-edge, active engagement in international forums and collaborative exploration. Our design research programs are focused on finding ways in which we can maximize the positive impact technological innovation can have on people’s lives. In line with this focus, we play an active and leading role in a number of international consortia and public research programs in the fields of healthcare, lifestyle and technology. Our design leadership is recognized by the world’s leading independent design associations: in 2004, Philips Design won awards around the globe, including four Industry Forum Hannover awards (Europe), three Industrial Design Excellence Awards (North America), the Design for Asia Award and the G Mark award (Japan).

Representing a functional and aesthetic breakthrough in the area of CD sound system products, this PSS010 Personal Sound System won the Hong Kong Award for Industry in 2004.

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Cooperative business activities and unconsolidated companies

Philips engages from time to time in cooperative activities with other companies. Philips’ principal cooperative business activities and participating interests are set out below.

Philips Medical Systems and Rabobank Group’s subsidiary De Lage Landen International set up a venture to provide financing to Philips customers throughout the United States for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems. The venture is called Philips Medical Capital and is based in Wayne, Pennsylvania. De Lage Landen owns a majority stake (60%) in the venture and has operational control. The venture became operational in the fourth quarter of 2002.

Philips Medical Systems and Société Générale Equipment Finance entered into an agreement to set up a venture to provide financing to Philips customers in six major European countries for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems. The venture is called Philips Medical Capital – Europe and is based in Wuppertal, Germany. Société Générale owns a majority stake (60%) in the venture and has operational control. The venture is expected to become operational in phases beginning in 2005.

In the Lumileds Lighting venture, in which Philips holds a 48% stake, Philips and Agilent Technologies have the complementary strengths and positions to successfully develop the market for LED-based lighting products. Lumileds Lighting is the world’s leading manufacturer of high-powered LEDs and a pioneer in the use of solid-state lighting solutions for everyday purposes, including automotive lighting, traffic signaling, signage, LCD backlighting and general lighting. Lumileds Lighting supplies core LED material and LED packaging, manufacturing billions of LEDs annually, and produces the world’s brightest red, amber, blue, green and white LEDs. The operations are located in the USA, Malaysia and the Netherlands.In November 2004 the existing relationship was extended with the establishment of a partnership to develop and market new modular LED lighting solutions for the automotive industry.

Crolles2, a venture of Philips with partners Freescale and STMicroelectronics, started production of new products in 2003 and developed new technologies for functional memory cells in 90-nm and 65-nm technology. These new technologies are expected to lead to lower-power, higher-speed and smaller-area semiconductors, which are needed for the next generation of mobile phones, PDAs and other portable devices.

LG.Philips LCD Co. is a leading manufacturer and supplier of thin-film transistor liquid-crystal display (TFT-LCD) panels. LG.Philips LCD went public in 2004. New shares were issued to the public through an IPO, and Philips and LG Electronics of South Korea now each hold a 44.6% stake. The company manufactures TFT-LCD panels in a wide range of sizes and specifications, primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 9,000 employees in locations around the world. Its new sixth-generation TFT-LCD fabrication plant, P6, began mass production in 2004. P6 is producing TFT-LCDs for large and wide LCD TVs and desktop monitors and is the first factory in the world to use 1500 x 1850 mm glass substrates, which will increase factory productivity and panel throughput for large and wide TFT-LCD production. This factory represents a significant step forward in manufacturing and innovation, and follows a tradition of record-setting production ramps that LG.Philips LCD achieved in its fourth- and fifth-generation factories (the world’s first) in 2000 and 2002 respectively.

LG.Philips Displays is a 50/50 joint venture with LG Electronics of South Korea and is a leading supplier of cathode-ray tubes (CRTs) for televisions and desktop monitors. The joint venture combines the two companies’ complementary strengths and creates cost synergy potential in the mature CRT market. In order to maintain its current underlying profitability level and to strengthen its leading position, the company is continuing its restructuring program and cost-reduction drive in view of the structural overcapacity in the market.

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InterTrustTechnologies Corporation is a leading developer of DRM (Digital Rights Management) technologies and holds a key DRM patent portfolio, which covers a wide variety of secure digital distribution technologies, including digital media platforms, web services and enterprise infrastructure. One of the reasons for Philips’ 49.5% shareholding is to ensure wider access to InterTrust’s key DRM intellectual property rights, so as to enable broad DRM-protected distribution of digital content for the benefit of content owners, service providers, device makers as well as consumers and enterprises. In April 2004, InterTrust and Microsoft settled their patent litigation, with Microsoft taking a comprehensive license to InterTrust’s patent portfolio, resulting in a one-time gain of EUR 100 million (Philips’ share). Microsoft and InterTrust believe the agreement will accelerate the adoption and development of DRM technologies.

FEI Company is a US-based company in which Philips holds 26% of the outstanding shares. FEI is the leading supplier of Structural Process ManagementTM solutions to the world’s technology leaders in the fields of semiconductors, data storage and biological structures.

Taiwan Semiconductor Manufacturing Company Limited (TSMC) is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry industry’s largest portfolio of process-proven library, IP, design tools and reference flows. TSMC, in which Philips holds 19% of the outstanding shares, operates two advanced 300 mm wafer fabs, five 8-inch wafer fabs, and one 6-inch wafer fab. TSMC also has substantial capacity commitments at its wholly owned subsidiary, WaferTech, and its venture fab, SSMC. The company’s manufacturing capacity is currently about 4.3 million wafers, while its revenues represent some 60% of the global foundry market. In 2002,TSMC became the first semiconductor foundry to enter the top ten IC companies in terms of worldwide sales. The principal reasons for Philips’ holding an interest in TSMC are to secure a strategic supply of wafers, to share and exchange technology and manufacturing knowledge, and to share the risk of capital.

NAVTEQ Corporation is a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and internet-based mapping applications. NAVTEQ’s database – the company’s principal product – is a highly accurate and detailed representation of road transportation networks in the United States, Canada, Western Europe and other regions.

In August 2004, NAVTEQ completed its initial public offering, in which Philips participated as a selling shareholder. Following the IPO, Philips’ interest in NAVTEQ decreased from 83.5% to 34.8% and, as a result, was no longer consolidated as from August 2004 onwards. Pursuant to a pre-existing arrangement between Philips and NavPart I B.V. (a consortium of six participating companies), Philips exercised its right to purchase 2.6 million shares, which will increase its holding in NAVTEQ to an aggregate of 37.7% upon settlement of the purchase.

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the applications of consulting, systems integration and managed operations, employing 45,000 people in 50 countries. Following the takeover of Schlumberger Sema in 2004, Philips’ stake in the company decreased from 44.7% to 31.9%, and a dilution gain of EUR 156 million was recorded in January 2004. In December 2004, Philips sold 11 million shares in Atos Origin. The transaction reduced Philips’ stake in the company to 15.4% and resulted in a non-taxable gain of EUR 151 million in the fourth quarter of 2004.

By year-end 2004 the Corporate Venturing portfolio comprised some 10 companies in which Philips has a minority stake. Where appropriate, new equity interests in ventures are now negotiated exclusively as part of a broader partnership arrangement between Philips business units and emerging technology companies. Ownership of these minority stakes lies with the respective product divisions.

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Report on the performance of the Philips Group

The year 2004

•	Sales in 2004 amounted to EUR 30,319 million, up 4% compared with 2003; on a comparable basis sales growth was 9%, mainly generated by the technology-related sectors

•	Income from operations amounted to EUR 1,607 million in 2004, compared with EUR 488 million in 2003

•	Net income amounted to EUR 2,836 million, due to a better underlying operating performance at Semiconductors and Medical Systems and improved income from unconsolidated companies

•	Positive cash flow from operating activities of EUR 2.7 billion; net debt of Company virtually nil

Net income

in millions of euros

		2002	2003	2004
Sales		31,820	29,037	30,319
Income from operations		420	488	1,607
as a % of sales		1.3	1.7	5.3
Financial income and expenses		(2,227)	(244)	216
Income taxes		(27)	15	(358)
Results unconsolidated companies		(1,346)	506	1,422
Minority interests		(26)	(56)	(51)
Cumulative effect of change in accounting principle		—	(14)	—

Net income (loss)		(3,206)	695	2,836
Per common share	– basic	(2.51)	0.54	2.22
	– diluted	(2.51)	0.54	2.21

Management summary

The year 2004 and the financial performance of the Philips Group were characterized by the following major developments:

•	The cyclical upturn of the technology markets, which started in the third quarter of 2003 and lasted until the end of the third quarter of 2004, benefited in particular the Semiconductors sector and the LCD activities, as well as Optical Storage and certain other parts of the Other Activities sector.

•	The performance of the Medical Systems sector continued to improve with the introduction of innovative new products and enhanced service capability. Together with tight cost control, this led to the achievement of the profitability target that was set three years ago.

•	Accelerated digitalization of Consumer Electronics’ product mix, new entrants and new business models put severe pressure on gross margins, which could not be fully offset by higher sales volumes and reduced costs. In order to further improve its Consumer Electronics (CE) business, Philips intends to transfer its monitor display business and part of its flat display business to the Taiwan-based company TPV.

•	The decline of the US dollar against the euro had a large impact on the Company’s sales revenues. The impact on the bottom line was partly muted by disciplined hedging strategies and by adjusting the currencies of cost structures to better balance the currencies of revenues.

•	A number of events had significant positive and negative effects on the financial performance of the Company. The events with a positive impact were the IPOs of NAVTEQ and LG.Philips LCD, the sale of shares of Atos Origin, Vivendi Universal and ASML, and gains associated with transactions by Atos Origin and InterTrust. The total positive impact of these events was EUR 635 million on income from operations and EUR 1,590 million on net income. The events with negative financial consequences were the impairment charge for MedQuist and the litigation settlement for Volumetrics, which had an impact of EUR 723 million on income from operations and of EUR 676 million on net income.

•	The Company benefited from a continued focus on cost reductions. Pension costs were reduced as part of new wage settlements with the unions in the Netherlands, and the benefits of earlier cost-reduction and restructuring programs were secured and brought to the bottom line in 2004, partly offset by higher expenses for global brand and advertising campaigns.

Overall, this resulted in high operational and financial cash flows, which reduced the net debt to group equity position to 1:99 by year-end, providing the Company with a strong balance sheet and ample flexibility for growth and financial strategies.

58 Philips Annual Review 2004

Strong technology markets

		2002	2003	2004*
PCs	million units	137	153	176
	% growth	1	12	15
Cellular phones	million units	423	520	650
	% growth	6	23	25
Cons. electronics	value in billions of euros	292	285	308
	% growth	1	(2)	8
Semiconductors	value in billions of USD	141	166	213
	% growth	1	18	28
* provisional data

Sales and income from operations

Sales

Sales in 2004 amounted to EUR 30,319 million, compared with EUR 29,037 million in 2003, an increase of 4% nominally. The reduced value of the US dollar and other currencies had a 5% negative impact on sales in 2004. Adjusted for this negative currency effect, comparable sales were up by almost 9% compared to 2003. The year 2004 consisted of more working days, having a 1% effect on sales growth.

Comparable sales growth was especially strong at Semiconductors and in Other Activities, where the rebound of the technology markets was most noticeable.

The 4% increase in comparable sales at Medical Systems was driven by double-digit growth at Computed Tomography and X-Ray.At DAP, an increase in sales at Food & Beverage and Shaving & Beauty was offset by lower sales at Oral Healthcare and Home Environment Care.At CE, the 11% sales growth was driven by Connected Displays, Mobile Infotainment and Licenses. The 5% comparable increase at Lighting was due to higher sales in all businesses, mainly driven by innovation. Semiconductors excluding Mobile Display Systems showed comparable growth of just below 20%, the main driver being Mobile Communications. Within Other Activities, sales growth came from Optical Storage and Corporate Investments such as Assembléon and Enabling Technologies Group (ETG).

Income from operations

Improved market conditions, higher-margin products from innovation and continued tight control of costs resulted in a sharp improvement in income from operations. Compared to the previous year, the improvement was supported by a EUR 635 million gain related to the IPO of NAVTEQ, one of the most successful IPOs in the United States in 2004, and a EUR 158 million reduction in pension costs, partly offset by a EUR 329 million increase in net restructuring and impairment charges.

Medical Systems was negatively affected by the impairment charge for MedQuist (EUR 590 million) and the Volumetrics settlement (EUR 133 million, net of recoveries from insurance). Excluding these items, Medical Systems posted an improvement in income from operations to EUR 757 million and achieved the profitability target set three years ago. This improved performance was fueled by the introduction of innovative new products and improved service capability, which resulted in strong order rates and higher market shares. Tight control of costs and process improvements also contributed.

Philips Annual Review 2004 59

Performance improvements at Lighting were due to the recovery of some major markets, along with innovation and solid cost control. Faced with intensified competition, DAP did not match 2003 profitability. Together with increased costs, especially for advertising and promotion, this resulted in a EUR 75 million decline in income from operations compared to 2003.

Benefiting from the industry upturn that was visible especially in the first half of 2004, Semiconductors was one of the major drivers of the Company’s improved income from operations. Its performance improvement was the result of higher capacity utilization, lower R&D spending and the positive effects of earlier restructuring programs.

The operational performance of Consumer Electronics was hit by competitive pressures, especially in Europe. Despite the successful progress of the Business Renewal Program, income from operations for CE was down on 2003, due to a faster-than-expected decline in gross margins. License income improved by EUR 181 million compared to 2003, to an amount of EUR 478 million. Past-use license income and general settlements made an exceptionally strong contribution to income (EUR 252 million). Such a contribution is generally not expected to recur in the coming years.

After a EUR 312 million increase in Group pension costs in 2003, pension costs decreased by EUR 158 million in 2004, mainly following the renegotiation of pension arrangements in the Netherlands. Corporate & Regional Overhead Costs increased by EUR 60 million, mainly due to the EUR 58 million investment in the brand campaign. The product divisions spent another EUR 22 million on this campaign.

The declining US dollar impacted our income from operations negatively, especially at Semiconductors. The effect of this significant decline was partly offset by disciplined hedging strategies and by adjusting cost structures to balance the revenue structures.

60 Philips Annual Review 2004

Restructuring and impairment charges

in millions of euros

	2003		2004
	charges	estimated	charges	estimated
		annualized		annualized
		future		future
		savings		savings
Restructuring:
Medical Systems	7	35	(5)	—
DAP	—	—	8	5
Cons. Electronics	58	50	138	105
Lighting	27	25	33	20
Semiconductors	282	185	32	25
Other Activities	33	35	29	25

Total	407	330	235	180

Goodwill/asset impairment:
Medical Systems	139		590
Lighting	—		30
Semiconductors	8		4
Other Activities	1		25

Total	148		649

Total restructuring and impairment	555		884

Financial income and expenses

in millions of euros

	2002	2003	2004
Interest expenses (net)	(384)	(328)	(258)
Impairment of securities	(1,955)	—	—
Sale of securities	67	146	442
Other	45	(62)	32

Total	(2,227)	(244)	216

Restructuring and impairment charges

The Company’s continued efforts to realign its portfolio, further improve efficiency and develop a more flexible cost base led to restructuring charges of EUR 235 million, net of a release of EUR 27 million, with estimated annual savings at some EUR 180 million. Impairment charges totaled EUR 649 million. The most significant restructuring and impairment charges for 2004 were:

•	Impairment charges for MedQuist (EUR 590 million); due to uncertainty about the financials of MedQuist, the valuation of the investment could no longer be supported.

•	Discontinuation of Liquid Crystal on Silicon (LCoS) activities, impacting both CE and Other Activities. Total LCoS restructuring charges amounted to EUR 87 million, comprising EUR 53 million for CE and EUR 34 million for the Technology Cluster in Other Activities.

•	The discontinuation of the front-end projection display business and execution of CE’s Business Renewal Program resulted in a net charge of EUR 85 million.

•	Several programs at Lighting to close, downscale or improve operating efficiencies (EUR 63 million).

•	Several restructuring projects at Semiconductors resulted in charges of EUR 36 million, the wafer fabrication units at Nijmegen and Caen accounting for most of these charges.

•	Impairment charges amounting to EUR 18 million were recorded in Other Activities for buildings in Aachen and Vienna.

Financial income and expenses

Net interest in 2004 was EUR 70 million lower than in the previous year as a result of a significant decrease in net debt. Sale of the remaining shares in Vivendi Universal and ASML, which are accounted for under other non-current financial assets, resulted in a gain of EUR 300 million and EUR 140 million respectively. Other financial income in 2004 primarily relates to a final agreement on prior-years interest on tax settlements (EUR 46 million).

Philips Annual Review 2004 61

Results relating to unconsolidated companies

in millions of euros

	2002	2003	2004
LG.Philips LCD	169	382	683
LG.Philips Displays	(558)	(796)	(69)
SSMC	(54)	(7)	—
Others	(903)*	927 **	808	***

Total	(1,346)	506	1,422

*	Includes Atos Origin impairment charge of EUR 921 million
**	Includes EUR 695 million gain from sale of TSMC shares
***	Includes EUR 156 million Atos Origin dilution gain, EUR 151 million gain from sale of Atos Origin shares and EUR 100 million net license gain relating to InterTrust Technologies Corp.

Income taxes

Income taxes represented an expense of EUR 358 million, compared to a benefit of EUR 15 million in 2003. Excluding non-taxable gains on the IPO of NAVTEQ and the sale of shares in Vivendi Universal and ASML and the non-tax-deductable impairment relating to MedQuist, the tax rate in 2004 corresponded to an effective tax rate of 27%, compared with an effective tax benefit of 6% in 2003.

For 2005, an estimated effective tax charge of 30% on pre-tax income is expected.

Results relating to unconsolidated companies

In 2004 most of the unconsolidated companies’ net income improved compared to 2003.

In particular, LG.Philips LCD continued to profit from very strong demand for flat screens and achieved a much higher net income. However, after many months of rising price levels, by mid-year selling prices started to decline as manufacturing capacity outpaced market demand. In November 2004, LG.Philips LCD announced the decision to invest in its seventh-generation TFT-LCD fabrication plant.

The total investment for ‘P7’, which will be developed in phases, is KRW 5,297 billion (EUR 3.7 billion).

In the third quarter Philips’ shareholding in LG.Philips LCD decreased to 44.6% as a result of the IPO, which comprised in excess of 35 million new shares. LG.Philips LCD’s contribution to Philips’ net income amounted to EUR 683 million, which included a EUR 108 million non-cash IPO-related gain.

Faced with continued price erosion and tough market conditions, LG.Philips Displays continued to reorganize its activities worldwide and to reduce capacity. Restructuring and goodwill-impairment charges totaled EUR 132 million, compared to EUR 828 million in 2003. Excluding these charges the Company was profitable in 2004.

Following the Schlumberger Sema acquisition, Philips’ shareholding in Atos Origin decreased to 31.9% in January 2004. A dilution gain of EUR 156 million was recorded. Following the sale of 11 million shares, Philips’ shareholding in Atos Origin was reduced to 15.4% at the end of 2004, and resulted in a gain of EUR 151 million.

62 Philips Annual Review 2004

The license agreement between InterTrust Technologies Corp. and Microsoft Corp. to settle all their outstanding litigation resulted in a net gain of EUR 100 million (after costs and taxes), reflecting Philips’ 49.5% ownership of InterTrust.

SSMC was consolidated in 2004, and consequently no longer contributed to the results relating to unconsolidated companies.

TSMC benefited from continued positive market demand through 2004; however, it also experienced a slowdown in the fourth quarter, when utilization rates went down to around 85%. In Taiwan dollar terms, full-year sales for 2004 increased 27% over 2003 to a record high.

In 2004 the Crolles2 waferfab venture with STMicroelectronics and Freescale for the advanced development of silicon manufacturing technology unveiled its 65-nm process, thus confirming its progress towards strong manufacturing cost savings. Philips’ share in the costs of this facility amounted to EUR 60 million.

Minority interests

The share of minority interests in the income of group companies in 2004 increased due to the consolidation of SSMC (EUR 29 million). This was offset by the deconsolidation of NAVTEQ from August 2004 onwards (EUR 32 million).

Philips Annual Review 2004 63

Cash flows

Cash flow from operating activities improved considerably to EUR 2,697 million in 2004, from EUR 1,992 million in 2003. Inventories as a percentage of sales at the end of 2004 decreased to 10.7%, slightly below the level of the previous year (11.0%).

Cash used for investing activities in 2004 mainly consisted of:

•	Net capital expenditures of EUR 1,198 million, EUR 342 million above the level of 2003, primarily at Semiconductors. Net capital expenditures at Semiconductors amounted to EUR 573 million, mainly for SSMC (EUR 216 million), which was not consolidated previously.

•	Acquisitions totaling EUR 451 million, mainly consisting of an equity contribution to LG.Philips Displays (EUR 202 million) and investments in Crolles2 (EUR 105 million), the Philips-Neusoft Medical Systems venture and Gemini (CE investment in USA).

•	Cash proceeds of EUR 2,302 million, mainly relating to the NAVTEQ IPO (EUR 672 million), the sale of a part of our investment in Atos Origin (EUR 552 million) and the sale of shares in Vivendi Universal (EUR 720 million) and ASML (EUR 163 million). In addition, there was a cash receipt of EUR 125 million for maturing currency hedges.

Net cash flow used for financing activities amounted to EUR 2,145 million. Philips’ shareholders were paid EUR 460 million in dividend, and repayments of EUR 1.3 billion were made on maturing bonds. In addition, EUR 300 million was used for the early repurchase of notes maturing August 30, 2005.

Financing

During 2004, Philips reduced its net debt by EUR 2.6 billion, further improving its already sound capital structure. As a result, the net debt to group equity ratio decreased to 1:99 at year-end from 18:82 at the end of 2003. SSMC was consolidated in 2004, which increased net debt by EUR 241 million.

64 Philips Annual Review 2004

Stockholders’ equity increased by EUR 2,097 million. The positive net income and changes in the unrealized gains on available-for-sale securities were only partly offset by a EUR 460 million reduction of retained earnings due to the 2004 dividend payment.

Employment

At the end of December 2004, the Company had 161,586 employees, a decline of 2,852 from December 31, 2003.

The largest reductions occurred at Consumer Electronics (2,118) and at Other Activities (3,217), mainly related to the NAVTEQ deconsolidation and Optical Storage. The consolidation of SSMC and the acquisition of Gemini partly offset those declines. In geographic terms, headcount decreased in Latin America, Europe and North America, offset by new hirings in Asia Pacific. The number of permanent employees fell, while the number of temporary employees rose.

Sales per employee continued to increase. After a minor increase in 2003, the sales per employee of the Group increased by 5% in 2004. Whereas the increase in 2003 was mainly due to a decline in the number of employees, the 2004 improvement was driven by sales growth, as the personnel decrease was relatively small. The main areas of growth were Consumer Electronics and Other Activities. Semiconductors’ sales per employee was affected by the decline of the US dollar.

Philips Annual Review 2004 65

Medical Systems

Medical Systems: key data

in millions of euros

	2002	2003	2004
Sales	6,844	5,990	5,884
Sales growth
% increase (decrease), nominal	42	(12)	(2)
% increase, comparable	5	7	4
Income from operations	309	431	34
as a % of sales	4.5	7.2	0.6
Net operating capital (NOC)	4,849	3,671	2,862
Number of employees (FTEs)	31,027	30,611	30,790

Market developments

Overall, the medical markets showed modest comparable growth of 4% in 2004, with low growth in North America and Europe and strong growth in Asia Pacific and Latin America. Healthcare reforms in some countries and competitive pressures are slowing down the growth of the medical markets. Nevertheless, the overall market is expected to continue to grow in the coming years, fueled by an ageing world population’s greater imaging needs, new technologies for earlier and better diagnoses, and the replacement of invasive procedures with non- or minimally invasive imaging procedures. Large-scale genomic and proteomic research projects are being launched in order to enhance the understanding of disease on a molecular level. This move toward molecular medicine is expected to create a new dynamic in the market in the years to come. In addition to the imaging equipment, healthcare IT and imaging agents are becoming increasingly important elements of the imaging industry.

Strategy

In the past years Medical Systems has created a strong organization and achieved significant operational improvements. It has also enhanced its offering to the market by developing partnerships for financing (De Lage Landen in the USA, Société Générale in a number of European countries) and for the delivery of enterprise systems in the healthcare IT market (Epic). In addition, it is broadening its base in China with the establishment of the Philips-Neusoft venture.

Medical Systems’ strategy is now aimed at becoming a clinically focused company unique in its capability to offer complete systems for diagnosis and treatment of a variety of diseases. To realize this, Medical Systems will expand its portfolio beyond its current offering of diagnostic imaging, monitoring and medical IT.

The main areas of expansion will be focused around the care cycles of acute care, cardiovascular disease, oncology and neurology, and in extending care to the home. In addition, Medical Systems will continue to invest in molecular imaging and molecular diagnostics. In parallel to this growth and expansion, Medical Systems will maintain its focus on innovation and operational excellence.

66 Philips Annual Review 2004

Financial performance

Nominal sales growth was hampered by a lower US dollar, resulting in a 2% decline compared to 2003. Comparable sales increased by 4% and were especially strong in Computed Tomography and X-ray. All regions contributed to the comparable sales growth.

Medical Systems was negatively affected by impairment charges for MedQuist (EUR 590 million) and the Volumetrics litigation settlement net of recoveries from insurance (EUR 133 million).

The improved underlying performance was driven by higher sales, a favorable product mix (gross margin improved by 2% from 2003) and lower costs. Customer Service, Cardiac & Monitoring Systems, Computed Tomography and Ultrasound were the main contributors to this income improvement. The growing installed base is driving the increase in customer service.

The Philips-Neusoft venture, of which Philips holds 51%, has been consolidated; a total cash investment of EUR 49 million was made. A 16% increase in orders compared to 2003 gives Medical Systems a strong starting point for 2005.

Philips Annual Review 2004 67

Domestic Appliances and Personal Care

DAP: key data

in millions of euros

	2002	2003	2004
Sales	2,273	2,131	2,044
Sales growth
% increase (decrease), nominal	2	(6)	(4)
% increase (decrease), comparable	6	3	(1)
Income from operations	401	398	323
as a % of sales	17.6	18.7	15.8
Net operating capital (NOC)	529	464	393
Number of employees (FTEs)	8,766	8,180	8,205

Market developments

Overall, markets demonstrated a decline in value, and only modest growth in volume. Our main markets exhibited growth in lower-priced segments at the expense of more premium segments. In particular, the US market showed a strong decrease in value for both shavers and rechargeable toothbrushes, driven by intense competition.

We retained and/or gained number one or number two positions in over 75% of our targeted markets.

Strategy

DAP offers customers exciting breakthrough products that combine advanced technology and a deep understanding of what consumers need and want for health, beauty and home care.

The division intends to achieve and defend sustainable leadership positions in selected categories by creating unique appliance-consumable propositions. It is joining forces with major consumer brands and also plans to expand in high-growth small domestic appliances categories such as Oral Healthcare and to establish growth in high-end segments from a best-in-class cost position. In 2004, Philips announced the establishment of a new Consumer Health & Wellness group to develop products and services that diagnose, monitor, improve and care for the health and well-being of consumers.

Financial performance

Nominal sales fell by 4%, whereas sales on a comparable basis declined by 1%. Food & Beverage (Senseo) posted strong comparable sales growth, and Shaving & Beauty showed moderate growth. These increases were completely offset by declines at Home Environment Care and Oral Healthcare (mainly US).

All businesses showed slightly increased gross margins, with the exception of Shaving & Beauty, where margins were stable. Income from operations as a percentage of sales recovered in the second half of 2004 to double-digit figures; for the full year, however, it was down to 15.8% from 18.7% in 2003, impacted by higher investments in advertising and promotion and higher R&D costs. The higher selling costs were mainly visible in the first three quarters of the year.

68 Philips Annual Review 2004

Consumer Electronics

Consumer Electronics: key data

in millions of euros

	2002	2003	2004
Sales	9,855	9,188	9,919
Sales growth
% (decrease) increase, nominal	(7)	(7)	8
% (decrease) increase, comparable	(4)	2	11
Income from operations	208	248	361
as a % of sales	2.1	2.7	3.6
Net operating capital (NOC)	46	(82)	(161)
Number of employees (FTEs)	21,018	19,111	16,993

Market developments

The trend of increased competition, with PC suppliers entering CE markets, continued in 2004, leading to further convergence. The number of identified competitors increased from 32 in 1999 to 77 by the end of 2004. Despite the increased number of players, CE was able to maintain its market share.

After stabilizing in 2003, markets grew an estimated 8% in 2004. Severe price reductions accelerated the transition from traditional CRT televisions to LCD and Plasma TV.

Strategy

CE has been repositioned for future profitability, having migrated from analog to digital, from manufacturing to marketing, and from a broad to a more focused portfolio. CE continues to establish partnerships with leading retailers (e.g. Dixons), to enter into innovative alliances (e.g. Yahoo!) and to introduce new sales channels (e.g. telecom operators). Philips and TPV Technology Limited signed a letter of intent transferring the OEM sales, manufacturing and development of PC monitors and entry-level Flat TVs to TPV. This reflects our continuous effort to de-risk our business and lower our cost base. The Business Renewal Program is being accelerated and is ahead of schedule to achieve EUR 400 million cost savings by year-end 2005. In 2004, savings amounted to EUR 250 million on a run-rate basis.

Financial performance

Nominal sales growth was 8%, and was heavily impacted by the lower US dollar. Comparable sales were up by 11%, following the 2% increase in 2003, and slightly exceeded the growth of the market.

Sales growth was particularly strong in Asia Pacific (23%) and Latin America (50%).

Sales growth was driven by Connected Displays, Licenses and, to a lesser extent, Home Entertainment Networks. Income from operations excluding Licenses was negative and severely impacted by a faster-than-expected decline in gross margins and net restructuring charges, partly compensated by savings from the Business Renewal Program. The decline in gross margins was due to various factors, including increased price competition, mainly in Europe, and a sharp fall in Flat TV prices in the second half of 2004. Net restructuring charges totaled EUR 138 million and mainly relate to the closure of the front-end projection display and LCoS activities and the execution of the Business Renewal Program.

Income from operations for Licenses amounted to EUR 478 million, compared to EUR 297 million in 2003. Past-use payments and general settlements (2004: EUR 252 million; 2003: EUR 121 million) and DVD-related programs were the main drivers of the improvement.

Net operating capital at the end of 2004 amounted to a negative of EUR 161 million, compared to a negative of EUR 82 million in 2003.

Philips Annual Review 2004 69

Lighting

Lighting: key data

in millions of euros

	2002	2003	2004
Sales	4,845	4,522	4,526
Sales growth
% (decrease), nominal	(5)	(7)	0
% (decrease) increase, comparable	(2)	2	5
Income from operations	602	577	591
as a % of sales	12.4	12.8	13.1
Net operating capital (NOC)	1,723	1,521	1,493
Number of employees (FTEs)	46,870	43,800	44,004

Market developments

The lighting market recovered well in 2004, although weak demand in the European construction sector impacted local Luminaires sales. Mature markets such as lamps and lighting electronics picked up strongly, and new emerging markets like UHP, automotive and LEDs continued to develop rapidly. In regional terms, Asia Pacific continued to be the main area of growth.

Strategy

Lighting wants to achieve profitable growth – in the fast-growing economies (especially China), with leading global customers, in innovative new market segments and by enhancing the position in the value chain towards professional customers and end-users. End-user-driven innovation, marketing and supply excellence, and people are the key drivers for the business as it moves forward. Lighting will continue to pursue a policy of continuous improvement and strict control of costs and assets.

It also seeks to develop in new areas, expanding its leading position in lighting systems into fast-growing consumer-electronics applications like video-projection systems, as well as developing its solid-state lighting (LED) activities. Lumileds Lighting, an unconsolidated venture with Agilent Technologies in which Philips holds a 48% stake, achieved a substantial increase in sales and income, whilst continuing to build its product portfolio for the future. For its fiscal year Lumileds Lighting’s sales were USD 280 million, representing 44% growth compared to the prior fiscal year. During the fiscal year 2004 net income tripled to USD 62 million compared to the previous year.

Financial performance

Nominal sales remained flat and were heavily impacted by the sliding US dollar. Benefiting from the market recovery, comparable sales increased by 5%, mainly driven by high growth in Automotive, Special Lighting & UHP and Lighting Electronics. Sales in Europe and Asia Pacific were particularly buoyant, with North America recovering steadily. Income from operations increased from EUR 577 million in 2003 to EUR 591 million. As a percentage of sales, income from operations continued the upward trend shown in the previous years, going from 12.4% in 2002 to 12.8% in 2003 and 13.1% in 2004. Restructuring and impairment charges in 2004 totaled EUR 63 million, mainly for Lamps and Luminaires, compared with EUR 27 million in 2003.

70 Philips Annual Review 2004

Semiconductors

Semiconductors: key data

in millions of euros

	2002	2003	2004
Sales	5,032	4,988	5,464
Sales growth
% (decrease) increase, nominal	(1)	(1)	10
% increase, comparable	2	11	13
Income (loss) from operations	(524)	(342)	450
as a % of sales	(10.4)	(6.9)	8.2
Net operating capital (NOC)	3,814	2,676	2,669
Number of employees (FTEs)	34,225	33,177	35,116

Market developments

Fueled by the performance of the US and Chinese economies and following the recovery started in the second half of 2003, the semiconductor markets peaked in 2004 with 28% growth in US dollar terms. However, with rising US interest rates and growing concerns about the recovery, order books were shortened during the second half of the year, leading to a general decline of technology markets. The sharp fall in panel prices in the third quarter of 2004 and pressure on LCD TV prices, as well as price declines in the mobile phone market in the face of strong competition from Chinese brands, adversely affected results in the second half. The market for standard products also grew faster in the first half, as the sector peaked, declining afterwards in line with order books. The mobile phone market ended the year at a level of 650 million handsets. The mobile displays market experienced a continuous shift from monochrome to color, the latter now accounting for more than 80% of the market.

Strategy

Serving the consumer, communication, automotive and computing markets, Semiconductors is actively managing a balanced portfolio spanning emerging, mature and multi-market products. The focus is on the development of Nexperia-based customer solutions that combine semiconductors, software and services. In this respect the division aims to grow particularly in DVD+RW, LCD TV and communication products. The focus on key accounts continues.

Semiconductors has adopted a capital-efficient manufacturing strategy in order to be more flexible and effective throughout future industry cycles. Having rationalized its own wafer capacity, it will continue to outsource a large percentage of future capacity needs during upturns and load its own manufacturing sites with stable products. In 2004, the division reduced R&D costs as a percentage of sales, while continuing to invest in its technology partnership with STMicroelectronics and Freescale at Crolles2.

Philips Annual Review 2004 71

Financial performance

2004 was the best year for the semiconductor markets since the peak year of 2000, with a strong first three quarters of the year. Semiconductors’ share of the markets it serves was more or less stable compared to 2003. Continuing the trend of 2003, capacity utilization rose in the first half of 2004 to 99%, but declined to 81% in the fourth quarter. Consumer and Mobile Communications posted strong growth, while margins improved at Mobile Display Systems and for standard products.

Income from operations was positive in all quarters and totaled EUR 450 million, mainly due to higher utilization rates, the effect of the restructuring program and lower R&D spending as a percentage of sales. Net restructuring and impairment charges amounted to EUR 36 million. Income from operations included a gain of EUR 51 million related to an insurance settlement in respect of property damage from the fire in Caen. In 2003, net restructuring and impairment charges totaled EUR 290 million.

Net capital expenditures amounted to EUR 573 million, of which EUR 216 million related to SSMC, which was consolidated in 2004. In addition, the cash flow used for investing activities related to Crolles2 recorded by the Philips Group amounted to EUR 105 million.

72 Philips Annual Review 2004

Other Activities

Other Activities: key data

in millions of euros

	2002	2003	2004
Sales	2,971	2,218	2,482
Sales growth
% (decrease) increase, nominal	(34)	(25)	12
% (decrease) increase, comparable	(4)	(5)	18
Technology Cluster	(274)	(293)	(323)
Corporate Investments	153	(63)	35
Other	(125)	93	654

Income (loss) from operations	(246)	(263)	366
as a % of sales	(8.3)	(11.9)	14.7
Net operating capital (NOC)	(181)	150	117
Number of employees (FTEs)	23,866	27,086	23,869

Introduction

This sector comprises four main groups of activities: Technology Cluster (such as Philips Research, Intellectual Property, Philips Centre for Industrial Technology, the Incubator and Philips Design), Corporate Investments (such as Assembléon and Philips Enabling Technologies Group), Global Service Units for IT, Finance, HRM and Real Estate, and Miscellaneous (Optical Storage and NAVTEQ). Most of the activities in Corporate Investments are being redesigned, or disentangled and prepared for divestment.

Technology Cluster

The cost of the Technology Cluster in 2004 amounted to EUR 323 million, compared to EUR 293 million in 2003, and was impacted by the discontinuation of Liquid Crystal on Silicon (LCoS) activities, which led to a restructuring charge of EUR 34 million. Following the successful start of the Incubator program in 2003, the number of innovative new projects captured by the Philips Incubator accelerated during 2004, resulting in higher investments.

Research costs in the Technology Cluster were less than in 2003, due to the lower cost base. Total Philips R&D expenditures were EUR 2.5 billion, slightly below the 2003 level.

Corporate Investments

Within the Corporate Investments portfolio, almost all businesses posted an improved performance. In particular, the technology-related companies such as RF Solutions, Philips Enabling Technologies Group and Assembléon, benefiting from prior-year restructurings, took full advantage of the upswing in related technology markets. No major divestments were made in 2004. Further execution of the divestment program is expected, as market conditions for sale have improved.

Philips Annual Review 2004 73

Unallocated: key data

in millions of euros

	2002	2003	2004
Corporate and regional overheads	(332)	(307)	(367)
Pensions/postretirement benefit costs	2	(254)	(151)

Income (loss) from operations	(330)	(561)	(518)
Number of employees (FTEs)	4,315	2,473 *	2,609

*	Reclassification to Other Activities in 2003: 1,623

Global Service Units

The newly created Finance Shared Services, People Services and IT Services organizations were key contributors to the efficiencies achieved in 2004.

The Real Estate service unit took impairment charges for buildings in Aachen and Vienna, which had a negative effect of EUR 18 million on income from operations.

Miscellaneous

Following its return to profitability in 2003, Optical Storage continued its upward trend, with income from operations increasing from EUR 51 million to EUR 68 million in 2004.

The initial public offering of NAVTEQ Corporation in August is seen as one of the most successful IPOs in the United States in 2004. The NAVTEQ IPO resulted in a EUR 635 million gain on the sale of shares and a net cash inflow of EUR 672 million. Following the IPO, Philips’ interest in NAVTEQ decreased from 83.5% to 34.8%, which will increase to 37.7% upon settlement of the purchase by Philips of 2.6 million shares from NavPart I B.V.

Corporate & Regional Overheads

The costs of the corporate center, including a part of the Company’s global brand management and sustainability programs, as well as country and regional overheads, are not attributable to the product sectors but are reported separately under Unallocated.

After showing a decrease during 2003, the corporate and regional overhead costs increased by EUR 60 million in 2004, mainly due to spending on the global brand campaign, which totaled EUR 80 million, of which EUR 22 million was spent by the product divisions and EUR 58 million by Corporate & Regional organizations.

The total pension costs for the Company in 2004 amounted to EUR 284 million, a decrease of EUR 158 million compared to 2003 caused mainly by the renegotiated pension agreements in the Netherlands. Of these pension costs of EUR 284 million, a total of EUR 172 million was absorbed by the product divisions and the remaining EUR 112 million at Corporate level. Net postretirement benefit costs amounted to EUR 39 million.

The change agreed with Dutch trade unions from a final-pay to an average-pay pension system in the Netherlands, which includes a limitation of the indexation, has resulted in a reduction of the Company’s projected benefit obligation. In addition, the transfer of existing pension obligations into a pre-retirement fund led to a further reduction of the projected benefit obligations together with a reduction of pension plan assets.

The increase in the number of employees occurred mainly in Asia, reflecting our continued focus on growth areas, especially China and India.

74 Philips Annual Review 2004

Income (loss) from operations per geographic area

in millions of euros

	2002	2003	2004
Europe/Africa	888	916	1,225
North America	(521)	(411)	78
Latin America	23	(27)	52
Asia Pacific	30	10	252

Total	420	488	1,607

Performance by region

Sales in Europe grew by 4% in 2004, as divestments and weaker currencies (e.g. the pound sterling) had a 1% downward effect. All divisions except DAP recorded sales growth, led by Semiconductors, Other Activities and Consumer Electronics. There was a slight decline in sales in a number of countries (Republic of Ireland, Portugal and Sweden), but this was more than offset by strong sales in Eastern Europe and Germany.

Sales in North America decreased by 6%, largely because of the weaker US dollar. On a comparable basis, sales increased by 3%. This was attributable to all sectors except DAP.

Sales in Asia Pacific increased by 13%, hampered by the negative effect of weak US dollar-related currencies. On a comparable basis, sales grew by 17%, headed by China (25% comparable growth). Excluding the effects of changes in consolidation and currencies, double-digit growth was visible across all sectors except Medical Systems and DAP, which both grew by 8%.

Sales in Latin America grew by 32% on a comparable basis. Weaker currencies had a 9% downward effect on growth. All sectors posted double-digit growth, except Lighting, where sales grew by 7% on a comparable basis. Consumer Electronics, Semiconductors and Medical Systems posted comparable growth of 52%, 34% and 27% respectively.

Income from operations improved in 2004 and was positive in every region. The main visible improvements were in Europe and North America.

Philips Annual Review 2004 75

Proposed dividend to shareholders

A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 0.40 per common share (EUR 513 million). In 2004 a dividend of EUR 0.36 per common share was paid (EUR 460 million).

Share repurchase program

The Company will start a share repurchase program of up to EUR 750 million to be executed during the next 6 months; EUR 500 million will be used for capital reduction and up to EUR 250 million to hedge long-term incentive and employee stock purchase programs.

Other information

As announced earlier, MedQuist, in which Philips holds approximately 70.9% of the common stock, is conducting a review of the company’s billing practices and related matters. MedQuist has not been able to complete the audit of its fiscal years 2003 and 2004 and has postponed the filing of its Form 10-K for fiscal year 2003. The MedQuist board has announced that the company’s previously issued financial statements for the fiscal year ended December 31, 2002 and all earnings releases and similar communications relating to subsequent periods should no longer be relied upon. MedQuist also stated that it was unable to assess whether the results of the review of its billing practices and related litigation may have a material impact on its reported revenues, results and financial position. It remains uncertain when the review can be completed. In the event that additional information becomes available in the coming weeks with respect to the possible financial impact of the review, Philips will determine whether such information has accounting consequences for Philips.

In view of the uncertainties with respect to the impact of the alleged potential improper billing practices and related litigation on the past and future performance of MedQuist, Philips concluded in November that the valuation of its investment in MedQuist could no longer be supported. The carrying value of the investment in MedQuist was brought in line with the value at which the shares of MedQuist had been trading on the over-the-counter market subsequent to November 2, 2004, when MedQuist announced that its previously issued financial statements should no longer be relied upon. In 2004, Philips recognized non-cash impairment charges of EUR 590 million on its investment in MedQuist.

During the 4th quarter, various plaintiffs, including (former) customers, shareholders and transcriptionists, filed four actions arising from allegations of inappropriate billing by MedQuist for its transcription services. These matters are in their initial stages and, on the basis of current knowledge, management cannot establish whether a loss is probable with respect to these actions.

Outlook

The mixed signals coming from the world’s major economies make us cautious, certainly for the first half of 2005. This will mainly impact our technology-related businesses, and to a lesser extent Consumer Electronics. We expect that Medical Systems, Lighting and DAP will continue to grow their market positions through innovation and – especially at Medical Systems and Consumer Health & Wellness – selected acquisitions. Our financial position is excellent and offers significant strategic flexibility.

We will continue to focus our attention on technology and marketing leadership to achieve sustainable growth through innovation, also improving our cost structure and further simplifying our corporate core processes. The pursuit of operational excellence will drive productivity improvements. Our ongoing transformation into a truly market-driven company is reflected in our marketing investments, which – together with our strong R&D competencies – will help us to deliver the advanced and innovative products that our customers want.

January 27, 2005

Board of Management

76 Philips Annual Review 2004

PHILIPS

www.philips.com
www.philips.com/investor

9922 130 09127

78 Philips Annual Review 2004

Board of Management

Gerard Kleisterlee 1946, Dutch

President/CEO and Chairman of the Board of Management and the Group Management Committee
President/CEO and Chairman of the Board of Management since April 2001; member of the Board of Management since April 2000; member of the Group Management Committee since January 1999
Corporate responsibilities: Communications, Internal Audit, Legal, Human Resources Management, Strategy, Marketing, Lighting, Semiconductors, Region Asia and China Growth Plan

After graduating in electronic engineering at Eindhoven University of Technology, Gerard Kleisterlee started his career with Philips in 1974 at Medical Systems. In 1981 he became general manager of Professional Audio Systems. In 1986 he joined Philips Components, and after becoming general manager of Philips Display Components for Europe, he was appointed managing director of Philips Display Components worldwide in 1994. He became president of Philips Taiwan and regional manager for Philips Components in Asia Pacific in 1996. He was also responsible for the activities of the Philips Group in China from September 1997 to June 1998. From January 1999 to September 2000 he was President/CEO of the former Philips Components division.

Gerard Kleisterlee is also Chairman of the Supervisory Board of Eindhoven University of Technology and non-executive director of Vivendi Universal.

Ad Huijser 1946, Dutch

Executive Vice-President and Chief Technology Officer
Member of the Board of Management since April 2002; Chief Technology Officer since May 2001; member of the Group Management Committee since April 1999 and CEO of Philips Research since 1998
Corporate responsibilities: Technology Management, Research, Center for Industrial Technology, Intellectual Property & Standards, Philips Optical Storage, LG. Philips ventures, Philips Software

After graduating from Eindhoven University of Technology, Ad Huijser gained a Ph.D. in applied physics from the University of Twente. He joined Philips in 1970 and held various positions in the Research Laboratories before becoming chief technology officer for the Consumer Electronics division in 1991. A year later he became managing director of R&D for the Television business group. In 1994 he returned to the Research Laboratories as managing director and chairman of the management committee, and in 1996 he was appointed senior adviser and director of Philips Multimedia Center in California.

Ad Huijser is also a member of the Supervisory Board of CQM (Centre for Quantitative Methods).

Jan Hommen 1943, Dutch

Vice-Chairman of the Board of Management and Chief Financial Officer
Vice-Chairman of the Board of Management since April 2002; member of the Board of Management and the Group Management Committee and Chief Financial Officer since March 1997
Corporate responsibilities: Medical Systems, Control, Treasury, Fiscal, Mergers & Acquisitions, Investor Relations, Information Technology, Pensions, Real Estate, Purchasing, Corporate Investments, Region North America, Region Latin America, NAVTEQ, MedQuist

Jan Hommen studied business economics at Tilburg University, before beginning his career as controller at Lips Aluminium in Drunen (The Netherlands) in 1970. This company was taken over by Alcoa in 1975, whereupon he became financial director of Alcoa Nederland. In 1978, Jan Hommen moved to Alcoa’s head office in Pittsburgh, USA, as assistant-treasurer, becoming vice-president and treasurer in 1986 and executive vice-president and chief financial officer in 1991.

Jan Hommen is Chairman of the Board of the Philips US subsidiary MedQuist. He is also a member of the Supervisory Boards of Royal Ahold and TPG and Chairman of the Supervisory Board of the University Hospital of Maastricht.

Gottfried Dutiné 1952, German

Executive Vice-President
Member of the Board of Management since April 2002; member of the Group Management Committee since February 2002; from January 2003 to November 2004 he was President/CEO of the Consumer Electronics division
Corporate responsibilities: Consumer Electronics, Domestic Appliances and Personal Care, Region Europe, Middle East & Africa

Gottfried Dutiné holds a degree in electrical engineering and a Ph.D. in communications technology from the University of Darmstadt, Germany. He began his career at Rockwell-Collins in Frankfurt, where he was appointed director of engineering. In 1984 he joined Motorola, and in 1989 he went to Robert Bosch, where he held several positions before leaving for Alcatel in Paris at the end of 1997. At Alcatel he was appointed vice-president of the Telecom Board Committee and area president for Central & Eastern Europe and Russia.

Philips Annual Review 2004 79

Group Management Committee

The Group Management Committee (GMC) is composed of the Board of Management and the following senior officers:

Arie Westerlaken 1946, Dutch

Member of the GMC since May 1998, Secretary to the Board of Management since 1997 and Chief Legal Officer since 1996
Corporate responsibilities: Legal, Company Secretary, Company Manual, General Business Principles

Arie Westerlaken graduated in law from the University of Utrecht. He joined Philips’ legal department in the Netherlands in 1973 and was appointed general counsel to Philips Japan in 1979. After six years in Japan and five years with the Corporate Legal Department in Eindhoven, he left Philips in 1990 to become director of legal affairs at DAF Trucks. Returning to Philips in 1994, he was appointed director of legal affairs.

Scott McGregor 1956, American

Member of the GMC from January 2002 and President/CEO of the Semiconductors division from 2001 until 2004

Scott McGregor holds a B.A. in psychology and an M.Sc. in computer science and computer engineering from Stanford University. He joined Philips Semiconductors in 1998 with responsibility for the newly created unit Emerging Businesses, focusing on creating fast-growing markets such as smart cards, networking, digital media processing and computing. Prior to joining Philips, he held senior management positions at the Xerox Palo Alto Research Center, Microsoft, Digital Equipment and SCO. Scott McGregor relinquished his position as of January 1, 2005 and left the Company.

Andrea Ragnetti 1960, Italian

Member of the GMC since January 2003 and Chief Marketing Officer since 2003
Corporate responsibilities: Global Brand Management

Andrea Ragnetti holds a degree in political science from Perugia University. He began his career in marketing at Procter & Gamble in 1987. In 1993 he joined Joh. A. Benckiser, becoming marketing vice-president, a position he held until 1997. He joined Telecom Italia in 1998 as executive vice-president of marketing for its Mobile division and took up a similar position with its Consumer division a year later.

Tjerk Hooghiemstra 1956, Dutch

Member of the GMC since April 2000; responsible for Human Resources Management since 2000
Corporate responsibilities: Human Resources Management

Tjerk Hooghiemstra graduated in economics from Erasmus University in Rotterdam in 1982. He spent three years with the Amro Bank before joining the Hay Group in 1986, becoming a member of its European Executive Board and a partner of the Hay Group Exempted Partnership. Joining Philips in 1996, he was appointed managing director of HRM for the Consumer Electronics division.

Jouko Karvinen 1957, Finnish

Member of the GMC since October 2002 and President/CEO of the Medical Systems division since 2002
Corporate responsibilities: Medical Systems

Jouko Karvinen holds an M.Sc. in electronics and industrial economics from Tampere University of Technology in Finland. Before joining Philips in 2002, he was responsible for the Automation Division of ABB Group Ltd. and was a member of the ABB Group Executive Committee. Jouko Karvinen also served ABB Group in several international positions, with business responsibilities in marketing and sales, project management and operations. He has extensive experience in integrating businesses after acquisitions.

Theo van Deursen 1946, Dutch

Member of the GMC since April 2003 and President/CEO of the Lighting division since 2003
Corporate responsibilities: Lighting, Quality Policy Board

Theo van Deursen joined Philips in 1973 after graduating in Electronics and Business Administration at Eindhoven University of Technology. Since then, he has held a number of key management positions, including CEO of the Lighting Electronics and Automotive & Special Lighting business groups. In 2002 he was entrusted with responsibility for the dissolution of the Components division. In 1985 he graduated from IMD’s Executive MBA program and later complemented this study with an Executive MBA from the University of Virginia.

80 Philips Annual Review 2004

Daniel Hartert 1958, German

Member of the GMC since August 2003 and Chief Information Officer since 2002
Corporate responsibilities: Information Technology

Daniel Hartert graduated in Computer Science and Business Administration in 1986. In the first six years of his professional career he held various technical positions with Robert Bosch GmbH and VLSI Technology GmbH in Munich. In 1992 he joined Bertelsmann AG as IT Director of its European music business. In 1995 he moved to New York as International CIO of Bertelsmann Music Group, before returning to Germany four years later to become Bertelsmann CIO and member of the Executive Board of Bertelsmann’s Direct Group. In 2001 he was appointed to the Executive Board of Arvato, the Services Division of Bertelsmann.

Rudy Provoost 1959, Belgian

Member of the GMC since August 2003 and CEO of the Consumer Electronics division since 2004
Corporate responsibilities: Consumer Electronics, International Key Account Management

Rudy Provoost holds degrees in Psychology and Business Administration from the University of Gent. He began his career in 1984 with Procter & Gamble Benelux. In 1987 he joined Canon Belgium, in the field of sales and marketing, becoming General Manager of Marketing for all business operations in 1989. In 1992 Rudy Provoost joined Whirlpool Belgium as Managing Director, going on to become Vice President Whirlpool Brand Group Europe in 1999. He joined Philips in October 2000, when he was appointed Executive Vice President of Philips Consumer Electronics in Europe. After being appointed CEO of Philips Consumer Electronics Global Sales and Services in 2003, he became CEO of the Consumer Electronics division in November 2004.

Barbara Kux 1954, Swiss

Member of the GMC since October 2003 and Chief Procurement Officer since 2003
Corporate responsibilities: Purchasing, Sustainability Board

Barbara Kux holds an MBA from INSEAD. She began her career with Nestlé Germany as marketing manager in 1979. In 1984 she joined McKinsey, handling global assignments in strategy and business transformation. Five years later she joined ABB as Vice President responsible for the company’s entry into Central and Eastern Europe. In 1993 she returned to Nestlé as Vice President of the company’s Central and Eastern Europe region. In 1999 she joined Ford Europe as Executive Director responsible for capturing corporate synergies and establishing common business processes and structures across all key functions, including procurement.

Frans van Houten 1960, Dutch

Member of the GMC since August 2003 and President/CEO of the Semiconductors division since 2004
Corporate responsibilities: Semiconductors

Frans van Houten holds a degree in Economics, Marketing and Business Management. He joined Philips in 1986, working in sales and marketing, before moving to the US in 1992 to become CEO of Philips Airvision, a small in-flight entertainment start-up. From 1993 to 1996 he was Vice President Global Marketing and Sales of the Communication Network Systems division at PKI in Germany. In 1996 he joined Consumer Electronics (CE), setting up the Disc Systems business. In 1998 he became COO of the Digital Video Group in Palo Alto, California, before moving to Singapore in 1999 as Executive Vice President of CE’s country organizations and businesses in the Asia Pacific and Middle East & Africa regions. In 2002 he became General Manager of Global Business Creation for CE, and in 2003 he was appointed CEO of the Consumer Electronics Business Groups. In November 2004 he was appointed President/CEO of the Semiconductors division.

Johan van Splunter 1945, Dutch

Member of the GMC since August 2003 and President/CEO of the Domestic Appliances and Personal Care division since 2003
Corporate responsibilities: Domestic Appliances and Personal Care

Johan van Splunter studied Business Economics at the University of Amsterdam. He joined Philips in 1969, holding positions in product management, marketing and general management in the fields of personal care and consumer electronics. In 1985 he was appointed Managing Director of Grundig Appliances in Germany and later became a member of the Board of Management of Grundig AG. In 1997, Johan van Splunter was named CEO of Philips South Africa. From October 2001 to December 2002, while in his position as Regional Executive, he was also CEO of Philips in Singapore.

Philips Annual Review 2004 81

Supervisory Board

L.C. van Wachem 1931, Dutch** ***

Chairman
Member of the Supervisory Board since 1993; third term expires in 2005

Former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group and former Chairman of the Supervisory Board of Royal Dutch Petroleum Company. Former member of the Supervisory Boards of Akzo Nobel, Bayer and BMW and of the Board of IBM. Currently Chairman of the Board of Directors of Zurich Financial Services and of Global Crossing Ltd., and member of the Board of Directors of ATCO.

Sir Richard Greenbury 1936, British**

Member of the Supervisory Board since 1998; second term expires in 2006

Former Chairman and Chief Executive Officer of Marks & Spencer and former director of Lloyds TSB, British Gas, ICI, Zeneca and Electronics Boutique Plc.

C.J.A. van Lede 1942, Dutch**

Member of the Supervisory Board since 2003; first term expires in 2007

Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of Heineken, member of the Supervisory Boards of Akzo Nobel, AF/KL, Reed Elsevier, Sara Lee Corporation, Air Liquide, and Chairman of the Board of Directors of INSEAD.

W. de Kleuver 1936, Dutch* ***

Vice-Chairman and Secretary
Member of the Supervisory Board since 1998; second term expires in 2006

Former Executive Vice-President of Royal Philips Electronics.

J-M. Hessels 1942, Dutch*

Member of the Supervisory Board since 1999; second term expires in 2007

Former Chief Executive Officer of Royal Vendex KBB and currently Chairman of the Supervisory Board of Euronext and member of the Supervisory Boards of Amsterdam Schiphol Group, Royal Vopak (till April 2005), Heineken and Fortis.

J.M. Thompson 1942, Canadian**

Member of the Supervisory Board since 2003; first term expires in 2007

Former Vice-Chairman of the Board of Directors of IBM, Hertz and Robert Mondavi; currently Chairman of the Board of Toronto Dominion Bank and a director of Thomson Corporation.

L. Schweitzer 1942, French

Member of the Supervisory Board since 1997; second term expires in 2005

Chairman and Chief Executive Officer of Renault, Chairman of AstraZeneca, President of Renault-Nissan and member of the Boards of BNP Paribas, Electricité de France,Volvo and Vedia Environment.

Prof. K.A.L.M. van Miert 1942, Belgian*

Member of the Supervisory Board since 2000; second term expires in 2008

Former Vice-President of the European Commission and former President of Nyenrode University, member of the Supervisory Boards of RWE, Agfa Gevaert, De Persgroep, Munich Re, Anglo American,Vivendi Universal and Solvay.

E. Kist 1944, Dutch

Member of the Supervisory Board since 2004; first term expires in 2008

Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of the Dutch Central Bank, DSM and Moody’s Investor Services.

*	Member of the Audit Committee

**	Member of the Remuneration Committee

***	Member of the Corporate Governance and Nomination & Selection Committee

82 Philips Annual Review 2004

Remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and is consistent with any policies thereon as adopted by the General Meeting of Shareholders. The remuneration policy applicable to the Board of Management has been approved by the 2004 General Meeting of Shareholders and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management will be included in the Report of the Supervisory Board and other parts of the Annual Report.

The remuneration structure, including severance pay, is such that it promotes the interests of the Company in the medium and long term, does not encourage members of the Board of Management to act in their own interests and neglect the interests of the Company, and does not reward failing Board members upon termination of their employment. The level and structure of remuneration shall be determined in the light of factors such as the results, the share price performance and other developments relevant to the Company.

In order to link executive remuneration to the Company’s performance, the remuneration package includes a significant variable part in the form of an annual cash bonus incentive (Annual Incentive) and a long-term incentive in the form of restricted share rights and stock options.

The 2003 results led to an Annual Incentive pay-out in 2004, based on the degree of achievement of the financial target and team targets for 2003. This pay-out and the pay-out in the previous two years are shown in the following table. The differences in payment are related to the level of performance in each year.

	Pay-out in 2002				Pay-out in 2003			Pay-out in 2004
Members Board	Realized		as a %		Realized		as a %	Realized	as a%
of Management 1)	Annual		of base		Annual		of base	Annual	of base
	Incentive		salary		Incentive		salary	Incentive	salary
			(2001)				(2002)		(2003)
G.J. Kleisterlee	0		0%		229,640		27.8%	867,600	86.8%
J.H.M. Hommen	0		0%		187,213		27.8%	711,432	86.8%
G.H.A. Dutiné	n.a.	3)	n.a.	3)	158,000	2)	42.1%	438,138	86.8%
A. Huijser	n.a.	3)	n.a.	3)	93,944	2)	27.8%	433,800	86.8%

1)	Reference date for Board membership is December 31, 2004

2)	Related to period April – December 2002

3)	Not applicable due to the fact that respective member was not a member of the Board of Management at that time

Philips has a Long-Term Incentive Plan (LTIP) in place, approved by the General Meeting of Shareholders in 2003, consisting of a mix of restricted shares and stock options. In 2004, the General Meeting of Shareholders approved the proposal to allocate a maximum of 2.5% of the annual LTIP pool-size to members of the Board of Management.

Grants to members of the Board of Management under the Long-Term Incentive Plan

	2002 1)		2003 2)		2004 3)
Members Board	stock		stock	restricted	stock	restricted
of Management	options		options	share	options	share
				rights		rights
G.J. Kleisterlee	115,200		52,803	17,601	48,006	16,002
J.H.M. Hommen	96,000		44,001	14,667	40,005	13,335
G.H.A. Dutiné	124,800	4)5)	35,208	11,736	32,004	10,668
A. Huijser	76,800	5)	35,208	11,736	32,004	10,668

1)	Stock Option Performance Factor of 1.2 applied

2)	Stock Option Performance Factor of 1.1 applied

3)	Stock Option Performance Factor of 1.0 applied

4)	Including sign-on stock option grant

5)	Awarded before date of appointment as member of Board of Management

The total cash pay-out in any year is the sum of the base salary received in the year concerned and the bonus pay-out related to the previous year. The total cash pay-out in 2004 (and previous two years) is presented in the following table.

			Total Cash pay-out
Members Board of Management 1)	2002		2003	2004
G.J. Kleisterlee	807,069		1,185,890	1,882,600
J.H.M. Hommen	672,573		973,463	1,546,432
G.H.A. Dutiné	375,000	2)	661,750	943,138
A. Huijser	337,500	2)	581,444	971,300

1)	Reference date for Board membership is December 31, 2004

2)	Related to period April – December 2002

Philips Annual Review 2004 83

84 Philips Annual Review 2004

Selected Financial Information

Introduction

The following Selected Financial Information should be read in conjunction with the Report on the performance of the Philips Group set out earlier in this Annual Review.

Accounting policies

Philips’ consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (‘US GAAP’).

Euro

In this report all amounts are expressed in millions of euros unless otherwise stated.

Audit

The data included in this report are unaudited.

Philips Annual Review 2004 85

Condensed consolidated statements of income of the Philips Group for the years ended December 31

in millions of euros unless otherwise stated

	2003	2004
Sales	29,037	30,319
Cost of sales	(19,558)	(20,155)

Gross margin	9,479	10,164

Selling expenses	(4,575)	(4,520)
General and administrative expenses	(1,492)	(1,332)
Research and development expenses	(2,617)	(2,534)
Impairment of goodwill	(148)	(596)
Restructuring and asset impairments	(407)	(288)
Other business income (expense)	248	713

Income from operations	488	1,607

Financial income and expenses	(244)	216

Income before taxes	244	1,823

Income tax (expense) benefit	15	(358)

Income after taxes	259	1,465

Results relating to unconsolidated companies
including a net dilution gain of EUR 254 million (2003: EUR 53 million)	506	1,422
Minority interests	(56)	(51)

Income before cumulative effect of a change in accounting principles	709	2,836

Cumulative effect of a change in accounting principles, net of tax	(14)	0

Net income	695	2,836

Weighted average number of common shares outstanding (after deduction of treasury stock) during the year (in thousands)	1,277,174	1,280,251

Basic earnings per common share in euros:
Income before cumulative effect of a change in accounting principles	0.55	2.22
Net income	0.54	2.22

Diluted earnings per common share in euros:
Income before cumulative effect of a change in accounting principles	0.55	2.21
Net income	0.54	2.21

Dividend paid per common share in euros	0.36	0.36

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to EUR 2,336 million in 2004, compared to EUR 705 million in 2003. These aggregate amounts result in basic earnings per common share of EUR 1.82 in 2004, compared to EUR 0.55 in 2003. The difference between Dutch GAAP and US GAAP is mainly caused by the fact that goodwill is no longer amortized under US GAAP, and by income recognition in respect of reversals of security impairments under Dutch GAAP.

86 Philips Annual Review 2004

Condensed consolidated balance sheets of the Philips Group as of December 31

in millions of euros

		2003		2004
Current assets
Cash and cash equivalents	3,072		4,349
Receivables	4,628		4,528
Inventories	3,204		3,230
Other current assets	1,010		1,216

Total current assets		11,914		13,323

Non-current assets
Investments in unconsolidated companies	4,841		5,670
Other non-current financial assets	1,213		876
Non-current receivables	218		227
Other non-current assets	2,581		2,823
Property, plant and equipment	4,879		4,997
Intangible assets excl. goodwill	1,271		989
Goodwill	2,494		1,818

Total non-current assets		17,497		17,400

Total		29,411		30,723

Current liabilities
Accounts and notes payable	3,205		3,499
Accrued liabilities	3,165		3,307
Short-term provisions	949		781
Other current liabilities	649		627
Short-term debt	1,860		961

Total current liabilities		9,828		9,175

Non-current liabilities
Long-term debt	4,016		3,552
Long-term provisions	1,976		2,117
Other non-current liabilities	653		736

Total non-current liabilities		6,645		6,405

Minority interests		175		283
Stockholders’ equity		12,763		14,860

Total		29,411		30,723

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 14,016 million as of December 31, 2004, compared to EUR 14,860 million under US GAAP. The deviation is mainly caused by the fact that under Dutch GAAP goodwill has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Philips Annual Review 2004 87

Condensed consolidated statements of cash flows of the Philips Group for the years ended December 31

in millions of euros unless otherwise stated

	2003	2004
Cash flows from operating activities:
Net income	695	2,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,015	2,293
Impairment of equity investments	772	8
Net gain on sale of assets	(987)	(1,328)
Income from unconsolidated companies (net of dividends received)	(569)	(1,178)
Minority interests (net of dividends paid)	49	35
Decrease in working capital/other current assets	307	354
Increase in non-current receivables/other assets	(243)	(435)
(Decrease) increase in provisions	(155)	48
Other items	108	64

Net cash provided by operating activities	1,992	2,697

Cash flows from investing activities:
Purchase of intangible assets	(96)	(103)
Capital expenditures on property, plant and equipment	(980)	(1,286)
Proceeds from disposals of property, plant and equipment	220	191
Cash from derivatives	391	125
Purchase of other non-current financial assets	(18)	(11)
Proceeds from other non-current financial assets	323	904
Purchase of businesses – net of cash acquired	(470)	(440)
Proceeds from sale of interests in businesses	1,372	1,273

Net cash provided by investing activities	742	653

Cash flows before financing activities	2,734	3,350

Cash flows from financing activities:
Increase (decrease) in short-term debt	49	(5)
Principal payments on long-term debt	(1,304)	(1,920)
Proceeds from issuance of long-term debt	311	258
Treasury stock transactions	49	(18)
Dividends paid	(460)	(460)

Net cash used for financing activities	(1,355)	(2,145)

Cash provided by continuing operations	1,379	1,205
Effect of change in consolidations on cash positions		117
Effect of changes in exchange rates on cash positions	(165)	(45)
Cash and cash equivalents at beginning of year	1,858	3,072

Cash and cash equivalents at end of year	3,072	4,349

88 Philips Annual Review 2004

Condensed consolidated statements of changes in stockholders’ equity of the Philips Group

in millions of euros unless otherwise stated

					Accumulated other comprehensive income (loss)
						Unrealized
	Outstanding					gain (loss) on	Additional	Change in			Total
	number of		Capital in		Currency	available-	minimum	fair value of		Treasury	stock-
	shares in	Common	excess of	Retained	translation	for-sale	pension	cash flow		shares	holders'
	thousands	stock	par value	earnings	differences	securities	liability	hedges	Total	at cost	equity
Balance as of December 31, 2002	1,275,978	263	14	16,738	(1,712)	265	(353)	11	(1,789)	(1,307)	13,919
Net income				695							695
Net current period change					(1,680)	297	(9)	7	(1,385)		(1,385)
Reclassifications into income					28	(146)		7	(111)		(111)

Total comprehensive income (loss), net of tax				695	(1,652)	151	(9)	14	(1,496)		(801)
Dividend paid				(463)							(463)
Purchase of treasury stock	(44)									(1)	(1)
Re-issuance of treasury stock	4,752		12							52	64
Share-based compensation plans			45								45

Balance as of December 31, 2003	1,280,686	263	71	16,970	(3,364)	416	(362)	25	(3,285)	(1,256)	12,763

Net income				2,836							2,836
Net current period change					(93)	205	(67)	4	49		49
Reclassifications into income					50	(447)		26	(371)		(371)

Total comprehensive income (loss), net of tax				2,836	(43)	(242)	(67)	30	(322)		2,514
Dividend paid				(460)							(460)
Purchase of treasury stock	(4,102)									(96)	(96)
Re-issuance of treasury stock	4,943		(28)							113	85
Share-based compensation plans			54								54

Balance as of December 31, 2004	1,281,527	263	97	19,346	(3,407)	174	(429)	55	(3,607)	(1,239)	14,860

Philips Annual Review 2004 89

Reconciliation of non-GAAP information

in millions of euros unless otherwise stated
Certain non-GAAP financial measures are presented when discussing the Philips Group’s financial position. In the following tables, a reconciliation to the most directly comparable GAAP financial measure is made for each non-GAAP performance measure.

Sales growth composition (in %)

	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2004 versus 2003
Medical Systems	3.9	(5.9)	0.2	(1.8)
DAP	(0.6)	(3.5)	—	(4.1)
Consumer Electronics	11.3	(4.0)	0.7	8.0
Lighting	5.1	(4.2)	(0.8)	0.1
Semiconductors	12.9	(6.4)	3.0	9.5
Other Activities	17.7	(3.7)	(2.1)	11.9

Philips Group	8.7	(4.8)	0.5	4.4

2003 versus 2002
Medical Systems	6.8	(12.7)	(6.6)	(12.5)
DAP	3.0	(8.7)	(0.5)	(6.2)
Consumer Electronics	2.3	(8.6)	(0.5)	(6.8)
Lighting	2.4	(9.1)	—	(6.7)
Semiconductors	11.4	(12.3)	—	(0.9)
Other Activities	(5.2)	(6.3)	(13.8)	(25.3)

Philips Group	4.2	(9.9)	(3.0)	(8.7)

Composition net debt to group equity

	2003	2004
Long-term debt	4,016	3,552
Short-term debt	1,860	961

Total debt	5,876	4,513
Cash and cash equivalents	(3,072)	(4,349)

Net debt (total debt less cash and cash equivalents)	2,804	164

Minority interests	175	283
Stockholders’ equity	12,763	14,860

Group equity	12,938	15,143

Net debt and group equity	15,742	15,307

Net debt divided by net debt and group equity (in %)	18	1
Group equity divided by net debt and group equity (in %)	82	99

90 Philips Annual Review 2004

Net operating capital (NOC) to total assets

	Philips	Medical	DAP	Consumer	Lighting	Semi-	Other	Unallocated
	Group	Systems		Electronics		conductors	Activities
2004
Net operating capital (NOC)	7,192	2,862	393	(161)	1,493	2,669	117	(181)
Eliminate liabilities comprised in
NOC:
– payables/liabilities	8,169	1,492	353	2,162	710	985	1,120	1,347
– intercompany accounts	0	35	10	62	26	11	(115)	(29)
– provisions1)	2,670	240	60	314	138	225	619	1,074
Include assets not comprised in NOC:
– investments in unconsolidated comp.	5,670	46		19	46	306	5,203	50
– other non-current financial assets	876							876
– deferred tax assets	1,797							1,797
– liquid assets	4,349							4,349

Total assets	30,723	4,675	816	2,396	2,413	4,196	6,944	9,283

1) provisions on balance sheet EUR 2,898 million excluding deferred tax liabilities EUR 228 million

2003
Net operating capital (NOC)	8,071	3,671	464	(82)	1,521	2,676	150	(329)
Eliminate liabilities comprised in NOC:
– payables/liabilities	7,672	1,427	317	2,017	656	920	1,051	1,284
– intercompany accounts	0	24	4	77	11	(7)	(67)	(42)
– provisions1)	2,768	257	55	338	134	234	650	1,100
Include assets not comprised in NOC:
– investments in unconsolidated comp.	4,841	41		20	19	1,954	2,742	65
– other non-current financial assets	1,213							1,213
– deferred tax assets	1,774							1,774
– liquid assets	3,072							3,072

Total assets	29,411	5,420	840	2,370	2,341	5,777	4,526	8,137

1) provisions on balance sheet EUR 2,925 million excluding deferred tax liabilities EUR 157 million

Composition cash flow before financing activities

	2002	2003	2004
Cash flow from operating activities	2,228	1,992	2,697
Cash flow from investing activities	(248)	742	653

Cash flow before financing activities	1,980	2,734	3,350

Philips Annual Review 2004 91

The Philips Group in the last eleven years

in millions of euros unless otherwise stated
Due to factors such as consolidations and divestments, the amounts, percentages and ratios are not directly comparable.

General data

	Dutch GAAP					US GAAP
	1994	1995	1996	1997	1998*	1998*	1999	2000	2001	2002	2003	2004
Sales	23,768	25,259	27,094	29,658	30,459	30,459	31,459	37,862	32,339	31,820	29,037	30,319
Percentage increase over previous year	2	6	7	9	3	3	3	20	(15)	(2)	(9)	4
Income (loss) from continuing operations 1)	683	971	126	1,231	541	1,025	1,595	9,577	(2,475)	(3,206)	709	2,836
Discontinued operations 2)	281	247	202	263	5,054	4,891	—	—	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	85	—	—	(14)	—

Net income (loss)	964	1,143	(268)	2,602	6,053	5,900	1,590	9,662	(2,475)	(3,206)	695	2,836

Turnover rate of net operating capital	2.95	2.88	2.70	2.84	2.91	2.95	3.20	3.12	2.15	2.43	2.99	3.60
Total employees at year-end (in thousands)	241	253	250	252	234	234	227	219	189	170	164	162
Salaries, wages and social costs paid	7,031	7,363	8,083	8,261	8,209	8,117	8,111	8,479	8,119	8,183	7,451	7,115
Income
Income (loss) from operations	1,227	1,350	422	1,714	685	1,289	1,553	4,258	(1,395)	420	488	1,607
As a % of sales	5.2	5.3	1.6	5.8	2.2	4.2	4.9	11.2	(4.3)	1.3	1.7	5.3
Income taxes	(135)	(74)	7	(276)	(41)	(162)	(208)	(563)	428	(27)	15	(358)
As a % of income before taxes	16	7	(40)	20	11	17	14	9	19	(1)	(6)	20
Income (loss) after taxes	696	964	25	1,119	332	816	1,238	5,688	(1,882)	(1,834)	259	1,465
As a % of sales	2.9	3.8	0.1	3.8	1.1	2.7	3.9	15.0	(5.8)	(5.8)	0.9	4.8
Income (loss) before cumulative effect of a change in accounting principles	683	971	126	1,231	541	1,025	1,595	9,577	(2,475)	(3,206)	709	2,836
As a % of stockholders’ equity (ROE)	12.5	15.8	1.9	15.9	5.1	9.7	10.9	48.5	(11.9)	(19.2)	5.4	20.3
Per common share in euros	0.51	0.71	0.09	0.88	0.38	0.71	1.16	7.30	(1.94)	(2.51)	0.55	2.22
Net income (loss)	964	1,143	(268)	2,602	6,053	5,900	1,590	9,662	(2,475)	(3,206)	695	2,836
Per common share in euros	0.72	0.84	(0.20)	1.86	4.20	4.10	1.15	7.36	(1.94)	(2.51)	0.54	2.22
Dividend paid per common share in euros	0.06	0.14	0.18	0.18	0.23	0.23	0.25	0.30	0.36	0.36	0.36	0.36

*	The Company adopted application of US GAAP as from January 1, 2002. The years from 1998 onwards have been restated accordingly. Previous years have not been restated. For the convenience of the reader the 1998 figures are presented on both the basis of US and Dutch GAAP.

1)	Under Dutch GAAP, prior to 1999, certain material transactions, such as disposals of lines of activities, were accounted for as extraordinary items, whereas under US GAAP these would have been recorded in income (loss) from (continuing) operations.

2)	Discontinued operations reflect the effect of the sale of PolyGram N.V. in 1998 in order to present the Philips Group accounts on a continuing basis.

Definitions

Net operating capital:	intangible assets, property, plant and equipment, non-current receivables and current assets excl. cash and cash equivalents, securities and deferred tax positions, after deduction of provisions and other liabilities
ROE:	income from continuing operations as a % of average stockholders’ equity
Net debt:	long-term and short-term debt net of cash and cash equivalents
Group equity:	Stockholders’ equity and minority interests
Net debt: group equity ratio:	the % distribution of net debt over group equity plus net debt
Average number of outstanding shares:	weighted average number of outstanding common shares during the reporting year

The financial statements have been prepared in euros. Amounts previously reported in Dutch guilders are reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371).

92 Philips Annual Review 2004

Capital employed

	Dutch GAAP					US GAAP
	1994	1995	1996	1997	1998*	1998*	1999	2000	2001	2002	2003	2004
Cash and cash equivalents	940	932	785	1,397	6,553	6,553	2,331	1,089	890	1,858	3,072	4,349
Receivables and other current assets	4,567	4,890	5,369	5,464	5,442	5,442	6,453	6,806	6,670	5,671	5,638	5,744
Inventories	4,330	5,083	4,334	4,522	4,274	4,017	4,268	5,279	4,290	3,522	3,204	3,230

Current assets	9,837	10,905	10,488	11,383	16,269	16,012	13,052	13,174	11,850	11,051	11,914	13,323

Non-current financial assets/unconsolidated companies	1,257	1,358	1,618	1,451	2,836	2,871	7,400	11,306	11,033	7,395	6,054	6,546
Net assets discontinued operations	901	1,013	1,198	1,482	—	—	—	—	—	—	—	—
Non-current receivables/assets	1,397	1,413	1,662	1,858	1,920	1,920	2,326	2,713	3,080	2,772	2,799	3,050
Property, plant and equipment (book value)	5,599	6,094	6,719	6,935	6,574	6,597	7,332	9,041	7,718	6,137	4,879	4,997
Intangible assets (book value)	105	198	222	213	554	609	1,563	3,290	5,521	4,934	3,765	2,807

Non-current assets	9,259	10,076	11,419	11,939	11,884	11,997	18,621	26,350	27,352	21,238	17,497	17,400

Total assets	19,096	20,981	21,907	23,322	28,153	28,009	31,673	39,524	39,202	32,289	29,411	30,723

Property, plant and equipment:
Capital expenditures for the year	1,535	2,127	2,185	1,627	1,634	1,634	1,662	3,170	2,143	1,161	980	1,286
Depreciation for the year	1,270	1,218	1,437	1,492	1,615	1,615	1,548	1,789	1,969	1,782	1,519	1,373
Capital expenditures : depreciation	1.2	1.7	1.5	1.1	1.0	1.0	1.1	1.8	1.1	0.7	0.6	0.9

Inventories as a % of sales	18.2	20.1	16.0	15.2	14.0	13.2	13.6	13.9	13.3	11.1	11.0	10.7
Outstanding trade receivables, in months’ sales	1.5	1.5	1.3	1.3	1.3	1.3	1.4	1.5	1.5	1.3	1.4	1.3

Financial structure
Other liabilities	5,373	5,643	5,768	6,328	6,779	6,751	8,262	8,764	8,234	7,836	7,672	8,169
Debt	3,875	4,756	5,855	4,030	3,587	3,587	3,314	4,027	7,866	7,109	5,876	4,513
Provisions	3,566	3,460	3,420	3,251	2,985	2,973	3,056	3,557	3,740	3,246	2,925	2,898

Total provisions and liabilities	12,814	13,859	15,043	13,609	13,351	13,311	14,632	16,348	19,840	18,191	16,473	15,580

Minority interests	336	496	279	559	242	242	333	469	202	179	175	283

Issued, paid-up capital	1,536	1,566	1,600	1,655	1,672	1,672	339	263	263	263	263	263
Surplus and reserves	4,410	5,060	4,985	7,499	12,888	12,784	16,369	22,444	18,897	13,656	12,500	14,597

Stockholders’ equity	5,946	6,626	6,585	9,154	14,560	14,456	16,708	22,707	19,160	13,919	12,763	14,860

Total equity and liabilities	19,096	20,981	21,907	23,322	28,153	28,009	31,673	39,524	39,202	32,289	29,411	30,723

Net debt : group equity ratio	32:68	35:65	42:58	21:79	**	**	5:95	11:89	26:74	27:73	18:82	1:99

Stockholders’ equity per common share in euros	4.41	4.85	4.74	6.39	10.09	10.02	12.55	17.69	15.04	10.91	9.97	11.60
Market price per common share at year-end	5.83	6.58	7.94	13.80	14.30	14.30	33.75	39.02	33.38	16.70	23.15	19.51

** Not meaningful: net cash in 1998 exceeded the debt level

Philips Annual Review 2004 93

Shareholder information

Detailed information for shareholders is available on our website www.philips.com/investor. As well as financial reports and presentations, the site also provides information on related issues, such as governance, business ethics and sustainability.

Shareholders are also welcome to visit our website www.philips.com, which provides extensive information about the Philips Group.

Market capitalization

The market capitalization of the Philips shares at year-end 2004 was EUR 25 billion. The highest trading price for Philips’ shares in 2004 was EUR 26.20 on February 19, and the lowest was EUR 17.89 on October 18, both in Amsterdam.

Listings

Philips’ shares are listed on Euronext Amsterdam and the New York Stock Exchange.

City	Exchange	Ticker

Amsterdam	Euronext	PHIA

NewYork	NewYork Stock Exchange	PHG

Share price development and trading volumes

	J	F	M	A	M	J

Amsterdam
High	25.73	26.20	25.23	25.18	23.36	22.67
Low	23.53	24.07	22.03	22.72	21.08	20.90

New York
High	32.02	33.31	31.03	30.49	28.41	27.97
Low	29.87	30.07	27.09	26.81	25.08	25.65

	J	A	S	O	N	D

Amsterdam
High	22.18	19.77	20.04	19.56	19.90	20.12
Low	19.45	18.03	18.44	17.89	18.76	19.30

New York
High	26.75	21.97	24.43	24.20	26.09	26.81
Low	23.73	24.13	22.91	22.23	23.94	25.74

	2004	Q1	Q2	Q3	Q4

Amsterdam
High	26.20	26.20	25.18	22.18	20.12
Low	17.89	22.03	20.90	18.03	17.89

New York
High	33.31	33.31	30.49	26.75	26.81
Low	22.91	27.09	25.08	22.91	22.23

Performance in relation to the AEX index

94 Philips Annual Review 2004

Dividend policy

Philips aims for a sustainable dividend reflecting, over time, a distribution of 25 to 30% of continuing net income. The dividend paid over the last 11 years is shown in the graph below.

Dividend to shareholders

Shares of Koninklijke Philips Electronics N.V. (‘Royal Philips Electronics’) will be listed ex-dividend as of April 1, 2005. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the record dates will be April 5, 2005 for holders of American shares of New York Registry, and March 31, 2005 for other Philips shares.

The dividend as proposed to the General Meeting of Shareholders will be payable as of April 11, 2005 to all shareholders. The dividend payment to holders of American shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on April 6, 2005.

Financial calendar

Publication of the Annual Report 2004	February 22, 2005

Annual General Meeting of Shareholders Record date Annual General Meeting of Shareholders	March 24, 2005

Annual General Meeting of Shareholders	March 31, 2005

Quarterly reports 2005
First quarterly report 2005	April 18, 2005
Second quarterly report 2005	July 18, 2005
Third quarterly report 2005	October 17, 2005

Divisional analyst days 2005
Analyst day 1	June 14, 2005*
Analyst day 2	September 15, 2005*
Analyst day 3	December 7, 2005*

2006
Publication of 2005 results	January 26, 2006*
Publication of the Annual Report 2005	February 21, 2006*
Annual General Meeting of Shareholders	March 30, 2006*

*	These dates are subject to final confirmation.

Dividend dates

	Ex dividend	Record	Payment
	date	date	date

Amsterdam shares	April 1, 2005	March 31, 2005	April 11, 2005
NewYork shares	April 1, 2005	April 5, 2005	April 11, 2005

Shareholders Communications Channel

Philips is continuously striving to improve relations with its shareholders. For instance,Philips was one of the key companies in the establishment of the Shareholders’ Communication Channel – a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and its shareholders. Philips will use the Shareholders’ Communication Channel to distribute the Agenda for this year’s General Meeting of Shareholders as well as an instruction form to enable proxy voting at said Meeting.

For the General Meeting of Shareholders on March 31, 2005 a record date (being March 24, 2005) will apply: those persons who on March 24, 2005 hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the General Meeting of Shareholders will be entitled to participate and vote at the Meeting.

Philips Annual Review 2004 95

Shareholder information

Shareholder services

In the USA

Holders of shares of New York Registry and other interested parties in the USA can obtain, free of charge, copies of the Annual Report 2004 from the Transfer and Register Agent:

Citibank Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077
Telephone: 1-877-CITI-ADR (toll-free)
Fax: 1-201-324-3284
E-mail: citibank@shareholders-online.com
Internet address: www.citibank.com/adr

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to Citibank.

The Annual Report on Form 20-F will be filed electronically with the United States Securities and Exchange Commission.

Outside the USA

Non-US shareholders and other non-US interested parties can obtain copies of the Annual Report 2004 free of charge from:

Royal Philips Electronics
Corporate Control – Publications Department
Groenewoudseweg 1
Building VO-2
P.O. Box 218
5600 MD Eindhoven
The Netherlands
Fax: 31-40-2780388
E-mail: annual.report@philips.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:

ABN AMRO
Issuing Institutions Department
Kemelstede 2
4817 ST Breda
The Netherlands
Telephone: 31-76-5799482
Fax: 31-76-5799359

The Annual Review 2004 is also available in a Dutch translation.

Information sources

Investors and financial analysts may contact:
Investor Relations
Breitner Center, HBT 11-8
P.O. Box 77900
1070 MX Amsterdam
The Netherlands

Tel: 31-20-59 77221
Fax: 31-20-59 77220
E-mail: investor.relations@philips.com
Website: www.philips.com/investor

Senior Vice-President – Investor Relations,
Tel: 31-20-59 77222

Manager – Investor Relations,
Tel: 31-20-59 77447

Printed in the Netherlands

Printed on Magno Satin paper manufactured at Sappi Fine Paper Mills which are ISO 9001: 2000- and ISO 14001-certified and EMAS-registered. The pulp used for Magno is bleached without the use of chlorine. The timber the pulp is made from is sourced from sustainably managed forests.

96 Philips Annual Review 2004

Medical Systems

•	X-ray

•	Computed Tomography

•	Magnetic Resonance

•	Ultrasound

•	Nuclear Medicine

•	Medical IT

•	Cardiac & Monitoring Systems

•	Dictation & Speech Recognition Systems

•	Remote Patient Care

•	Customer Financing

•	Document Management Systems

•	Asset Management Services

Domestic Appliances and Personal Care

•	Shaving & Beauty

•	Oral Healthcare

•	Food & Beverage

•	Home Environment Care

•	Consumer Health & Wellness

Consumer Electronics

•	Home Entertainment Networks

•	Connected Displays

•	Mobile Infotainment

•	Licenses

Lighting

•	Lamps

•	Luminaires

•	Lighting Electronics

•	Automotive, Special Lighting & UHP

•	Solid-State Lighting

Semiconductors

•	Consumer

•	Communications

•	Computing

•	Automotive

•	MultiMarket Semiconductors

•	Foundries

•	Assembly & Test

•	Mobile Display Systems

•	Speaker Systems

Other Activities

•	Research

•	Intellectual Property & Standards

•	System Integration Services

•	Emerging Businesses

•	Optical Storage

•	Corporate Investments

•	Global Service Units

•	Design

Philips and TPV Technology to create world’s leading display partnership

Thursday, December 16, 2004

Amsterdam, The Netherlands and Hong Kong, PRC – Royal Philips Electronics and TPV Technology Limited have signed a Letter of Intent to create the most competitive partnership in PC monitor and entry level Flat TV segments. Per the agreement, TPV will take over the responsibility of Philips’ existing OEM Monitor business, and Philips will focus on the marketing and sales of its own branded monitor and Flat TV products. Philips is contributing assets and resources to TPV on these activities. The combination of TPV and Philips’ PC monitor and entry level Flat TV business will create the global leader in the display products manufacturing market.

The businesses transferred from Philips to TPV amount to approximately US$ 2 billion / EUR 1.5 billion at current exchange rates. This number includes the transfer of EUR 700 million sales on OEM Monitor business to TPV. The remaining EUR 800 million is related to the outsourcing of Philips branded monitor and Flat TV products. Upon completion of the transaction, TPV will become the world’s largest PC monitor manufacturer with annual volume well exceeding 35 million units. This alliance will bring not only the benefit of greater economies of scale in terms of manufacturing and supply chain management, but also stronger R&D capabilities, as well as a wider geographical spread. The alliance allows TPV to leverage Philips’ long track record and leading expertise in TV technology to gain immediate access to the fast growing Flat TV market.

Philips will continue to focus on the development and manufacturing of Philips Flat TVs for the mid and high-end segments as well as on the marketing and sales of both PC monitors and Flat TVs globally under the Philips brand and affiliated brands. TPV will become the preferred supplier to Philips for its branded PC monitors and entry-level Flat TVs.

Commenting on the new partnership, Dr. Jason Hsuan, Chairman of TPV said, “The alliance signifies the attainment of TPV’s long-term corporate objective of becoming the largest PC monitor manufacturer in the world, as well as a big leap forward in our strategy of diversifying quickly into the growing flat screen TV manufacturing and development market. The integration will allow both TPV and Philips to concentrate on their respective core competence whilst providing consumers with cost effective multi-media solutions and entertainment.”

“This partnership marks an important next step in the transformation of Philips’ Consumer Electronics business from a volume driven manufacturing business to an innovation and marketing driven business,” explained Dr. Gottfried Dutiné, member of Philips’ Board of Management. “The partnership with TPV enables us to focus our efforts on innovation and product breakthroughs as well as on brand- and channel management. Working with leading OEM/ODM partners to manufacture and supply the majority of our products will strengthen our competitive position through an ‘asset light strategy’. Now we have clearly improved our position to fulfill our strategic and financial objectives, making Philips Consumer Electronics more competitive.”

In view of the overall strategic importance of display activities for Philips and to demonstrate its commitment to this new partnership, the company will become a substantial shareholder of TPV. Philips and TPV have agreed that Philips’ contribution to TPV represents and is valued at 30% of the enlarged market capitalization of TPV to be settled by 15% newly issued shares in TPV and the remaining value by way of a convertible bond. Based on the 15-day volume weighted average price of TPV prior to signing, the transaction is currently valued at approximately US$ 358 million/ EUR 269 million.

Under the proposed agreement, Philips intends to contribute to the partnership with TPV its monitor and Flat TV activities in Suzhou and Dongguan (China), as well as its monitor activities in Szekesfehervar (Hungary) and Manaus (Brazil). Philips will also transfer its OEM sales organization as well as its development centre in Chungli (Taiwan) to TPV. Philips will maintain its Branded Monitors headquarters in Taiwan, its regional sales organizations serving branded display products as well as its Flat TV development centers in Bruges (Belgium) and Singapore. Philips will continue TV production in Dreux (France), Bruges (Belgium), Szekesfehervar (Hungary), Juarez (Mexico), and Manaus (Brazil). Approximately 1,700 employees of Philips will be involved in this transaction.

TPV’s largest shareholder, BOE Technology Group Co., Ltd. (“BOE”), with a current holding of 25.4% in TPV’s outstanding share capital, is supportive of the transaction and, to this end, both BOE and Philips have agreed to enter into a shareholders agreement relating to certain matters concerning TPV and their respective shareholdings in TPV. Separately, TPV has also signed a Heads of Agreement with BOE to acquire BOE’s current holding in TPV’s 41.7% owned associate, Beijing Orient Top Victory Electronics Company Limited (“OTPV”), with the aim of consolidating all OTPV assets into TPV Technology Limited. The shareholding by Philips in TPV is based on TPVs increased share capital post this transaction.

The transaction is still subject to confirmatory due diligence and the exact terms will be disclosed upon signing of the definitive agreements. The transaction will be conditional on all required shareholder, government and regulatory approvals and consents and is expected to be completed by mid 2005.

ING is advising TPV on this transaction and JPMorgan is advising Philips.

Gerd Götz

Philips Corporate Communications
Tel +31 20 59 77 213
email gerd.goetz@philips.com

Shane Tyau

Director, Corporate Finance
Tel +852 2541 0266
email shanetyau@tpvtechnology.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About TPV Technology Limited

TPV Technology Limited (HKEX: 0903/SGX: TPV) is a leading solutions provider in monitor display technology. The Group designs and produces a wide range of CRT and TFT-LCD PC monitors for distribution to over 30 countries. TPV’s products add value to customers through cost leadership, timely delivery and superior quality. TPV brands include AOC and Envision. Currently, TPV is the world’s largest TFT-LCD monitor manufacturer and No. 2 for CRT monitor in term of unit shipments. The Company has been listed on both Hong Kong and Singapore stock exchanges since 8th October 1999 and is a component stock of the Strait Times Index of Singapore. TPV ranks 29 in the most recent BusinessWeek’s Info Tech 100 IT companies.

About BOE Technology Group Co., Ltd.

BOE Technology Group Co., Ltd. was established in April 1993. In June 1997, BOE was listed on the Shenzhen B Share Stock Exchange. The company has a strong track record of 11 years of growth. In 2003, it was ranked No. 11 on the list of Top 100 Electric Information Enterprise that was published by the Ministry of Information Industry of China. BOE focuses its business scope on the display field. Its major products enjoy leading positions both domestically and globally. Major Products include: TFT-LCD Display Devices, Applied Specification Display Devices, CRT, Monitors & Flat Panel TV, Precision Electronic Components & Materials, Digital Products & Services. For more information about BOE, please visit www.boe.com.cn.

Philips closes seven-year US$ 2.5 billion revolving credit facility

Thursday, December 16, 2004

Amsterdam, the Netherlands– Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it closed a seven-year US$ 2.5 billion credit facility. This new facility replaces an existing US$ 3.5 billion revolving credit facility that would have expired in July 2007. The new credit facility, which was launched at the beginning of November, was strongly oversubscribed.

The new facility takes advantage of favorable conditions in credit markets and provides Philips with assured access to liquidity, giving the company additional financial flexibility. Philips has never drawn on its previous revolving credit facilities.

For further information, please contact:

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbor statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements

Mr. Pierre-Jean Sivignon set to join Philips’ Board of Management as new CFO

Monday, January 24, 2005

Philips also names Mr. Andrea Ragnetti as CEO for Domestic Appliances and Personal Care division

Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced the appointment of Mr. Pierre-Jean Sivignon as the Group’s new Chief Financial Officer. Mr. Sivignon will be the successor to Mr. Jan Hommen, who will, as planned, leave the company as of May 1, 2005 upon reaching the statutory retirement age of 62.

Mr. Sivignon (48), a French citizen, is currently Chief Financial Officer at Faurecia SA, a leading supplier of automotive equipment listed on the Paris Stock Exchange. From 1982 until early 2001 he worked for the Schlumberger group where he held various positions in general management, treasury, business development and control in Paris and New York.

Mr. Gerard Kleisterlee, Philips’ President & CEO, commented: “We are very pleased to get Mr. Sivignon on board. With his broad international experience both in a multi business company and in the business-to-business environment of the automotive industry, he has acquired over the years the necessary qualifications to take over from Jan Hommen at a time when managing finance in a transparent way is becoming ever more important. We trust Mr. Sivignon will continue the legacy of his predecessor and contribute significantly to the challenges on our horizon as Philips further transforms into a truly market-driven company.”

Philips’ Supervisory Board will propose to the General Meeting of Shareholders on March 31, 2005, to appoint Mr. Sivignon a member of the Board of Management.

After Mr. Hommen’s retirement his responsibility for the Medical Systems division will be taken over by Mr. Kleisterlee.

Philips also announced that Mr. Johan van Splunter, CEO of the Domestic Appliances and Personal Care division and a member of the Group Management Committee (GMC), will, as planned, retire as of April 1, 2005. The Board of Management has appointed Mr. Andrea Ragnetti, the company’s Chief Marketing Officer and a member of the GMC since January 1, 2003, as his successor. Mr. Ragnetti will combine the position of the division’s CEO with his current role as Chief Marketing Officer.

Curriculum vitae Pierre-Jean Sivignon
Curriculum-vitae Andrea Ragnetti

For further information please contact:

Philips Corporate Communications

Gerd Götz
Tel +31 20 59 77 213
email gerd.goetz@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 166,800 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Curriculum Vitae Pierre-Jean Sivignon (1956, French)

Date of Birth: December 21, 1956

Marital Status: Married; two children

Nationality: French

Education:

1978 Economics/Business Administration ESSEC (Ecole Supérieure des Sciences Economiques et Commerciales), Paris

Supplementary courses:

1982 Certified Public Accountant in the French system (mémorialiste)

Military service:

Upon completion of his Baccalaureat and subsequent studies at ESSEC, at age 22, Mr. Sivignon enrolled as an officer in the French Navy in 1978 to fulfill his military service obligations.

Other professional activities:

1988 – 1990 HEC (Hautes Etudes Commerciales); Management Accounting Professor

Professional experience:

1980 – 1982: PEAT MARWICK MITCHELL External Auditor – Paris

1982 – March 2001: SCHLUMBERGER

1982 – 1984: Internal Auditor – Paris

1984 – 1985: Financial Controller – Dowell Schlumberger Oilfield Services, North Sea Division, Aberdeen

1986 – 1988: Financial Controller – Dowell Schlumberger Oilfield Services, Europe Africa Region, London & Paris

1988 – 1991: Controller – Electronic Transactions Division, Paris

1991 – 1994: General Manager – Banking and Industry Division, Paris

1994 – 1995: Group Business Development Manager, Paris

1996 – 1998: Group Treasurer, Paris & New York

1999 – 2001: Controller – Test and Transactions, New York

April 2001 – present: FAURECIA Chief Financial Officer, Paris

Curriculum Vitae Andrea Ragnetti (1960, Italian)

Andrea Ragnetti, member of the Group Management Committee since January 1, 2003, is chief marketing officer, responsible for Philips’ global marketing activities and brand management. He has also been appointed chief executive officer of Philips Domestic Appliances and Personal Care as per April 1, 2005.

A former executive vice-president of marketing for Telecom Italia’s Consumer division, he played an instrumental role in the successful and swift turnaround of one of the world’s largest fixed-line operators. He holds a degree in political science from Perugia University.

Mr. Ragnetti began his career in marketing at Procter and Gamble in 1987, first in Italy and then Portugal. In 1993 he joined Joh. A. Benckiser (now Reckitt Benckiser), eventually filling the role of marketing vice-president until 1997. In 1997 he founded the Post Graduate School, Perugia, a training and consultancy firm. He joined Telecom Italia in 1998 as executive vice-president of marketing for its Mobile division and took up a similar position with its Consumer division a year later. He came to Philips as per January 1, 2003.

Mr. Ragnetti is married, with two children. He enjoys basketball, which he played professionally, long-distance running (marathon), as well as literature, classical music, and cinema.